UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2009

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

OTHER INFORMATION

On March 27, 2009, EVOTEC AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) (“Evotec”) issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2008 and released its 2008 Annual Report. Also on March 27, 2009, Evotec issued a press release announcing its plans to restructure and implement its strategic plan “Evotec 2012 Action Plan to Focus and Grow”.

The press releases are furnished herewith as Exhibit 99.1 and Exhibit 99.2, and the 2008 Annual Report is furnished herewith as Exhibit 99.3, and all three are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: March 31, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated March 27, 2009 -Evotec Announces Financial Results for 2008

99.2	Press Release dated March 27, 2009 - Evotec Restructures and Implements “Evotec 2012 Action Plan to Focus and Grow”

99.3	Evotec AG Annual Report 2008

4

Exhibit 99.1

March 27, 2009

Evotec Announces Financial Results for 2008

Hamburg, Germany—Evotec AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) today reported financial results for the year ended December 31, 2008.

Evotec revenues for the twelve months ended December 31, 2008 amounted to € 39.6m, 20% above last year’s level (2007: € 32.9m) mainly due to the achievement of three milestones, amounting to € 8.5m, as part of Evotec’s collaboration with Boehringer Ingelheim. Underlying revenues from research collaborations were on last year’s level despite negative currency effects in 2008 and the absence of library synthesis revenues following the transfer of this business into a joint venture with RSIL.

Despite a significant increase in gross profit the operating loss increased to € 73.2m (2007: € 58.1m). The increase was primarily a result of the Company’s annual regular impairment review which resulted in a non-cash impairment of goodwill (€ 20.3m) and impairment of intangible assets (€ 7.3m). The impairment charges mainly result from the Company’s decision to focus on core assets and to discontinue earlier discovery projects in order to reduce annual R&D spend in the current challenging environment. Additionally, total R&D expenses increased by 15% to € 42.5m (2007: € 36.9 m) primarily as a result of the inclusion of Renovis R&D costs following the acquisition, in May 2008, and a milestone payment to Roche for the start of Phase II studies with EVT 302. SG&A expenses increased to € 20.0m (2007: € 17.8m) mainly due to the inclusion of Renovis, Sarbanes-Oxley compliance related expenses and certain severance payments. However, savings were generated in SG&A personnel expenses as a result of realizing synergies following the merger with Renovis. As of December 31, 2008, headcount in SG&A on a pro-forma basis for Evotec and Renovis was 11 FTEs lower than at the same time in the previous year.

Net loss amounted to € 78.3m (2007: € 48.1m). The negative impact on net loss below the operating line primarily resulted from a non-cash foreign exchange loss of € 11.8m as a result of the reduction of the capital reserve of one subsidiary, paid to Evotec AG in 2008. Additionally, Evotec incurred income taxes related mainly to its subsidiary, Evotec (UK) Ltd, in the amount of € 1.9m which in 2008 reported a net profit. This was partially offset by an increase in other income from financial assets, resulting mainly from the sale of DIREVO convertible bonds (€ 4.6m) and a gain on the put option for auction rate securities (€ 1.8m), and net interest income (€ 2.1m).

At December 31, 2008 Evotec held cash and investments (including auction rate securities) of € 92.4m compared to € 93.7m at the end of 2007.

Operational milestones 2008

•     Completed acquisition of Renovis, Inc. as of May 2, 2008

•     Revenue growth driven by successful discovery alliances

•     Strong pipeline news flow but missed EVT 201 partnering milestone

o     Successfully completed Phase I safety and tolerability studies with EVT 302 and initiated a Phase II proof-of-concept study in smoking cessation (results expected in mid-2009);

o     Reported positive results of two Phase Ib studies with EVT 101; signed strategic alliance with Roche for the clinical development of EVT 101 in treatment-resistant depression with a total potential deal value exceeding $300m (after period end on March 9, 2009);

o     Initiated Phase I clinical studies with P2X7 receptor antagonist for treatment of rheumatoid arthritis and other inflammatory conditions;

o     Reported that Pfizer initiated Phase I clinical studies with a small molecule VR1 (vanilloid receptor 1) antagonist for pain as part of its collaboration with Evotec;

o     Changed risk/reward ratio for EVT 201 for insomnia; stopped internal investment

Dr Werner Lanthaler, Chief Executive Officer of Evotec AG said: “Operationally, 2008 was a very successful year for Evotec. We reported positive news on pipeline progress and revenues grew significantly thanks to a strong performance of our discovery alliances. We ended the year with a liquidity of more than € 92m, which is a very solid basis for future growth. However, we were also faced with two significant challenges: the failure to deliver on the partnership of our insomnia drug candidate EVT 201 and an unsustainable high cost base in the organization. We have addressed these issues in a strategic review the result of which, the “Evotec 2012 -Action Plan to Focus and Grow”, we report in parallel today. This plan forms the basis of our financial guidance 2009 and the extension of our cash reach beyond 2012.”

Financial guidance

In 2009, total Group revenues before out-licensing income are expected to reach last year’s guidance of above € 35m. These assumptions are based on the current order book, expected new contracts and contract extensions as well as, to a lesser extent, the achievement of certain research milestones. In the context of its “Evotec 2012 – Action Plan to Focus and Grow” Evotec expects R&D expenses to significantly decrease from 2008 levels. The Company will focus its pipeline investments on four core value assets, spending below € 30m in 2009. SG&A expenses are expected to decrease due to cost reductions in all parts of the Group. Consequently, Evotec’s Group operating result for 2009, not including impairment charges, is expected to improve significantly over 2008. The Evotec Group started the year 2009 with € 92.4m of cash, investments and auction rate securities. The Company expects these funds to be sufficient to fund Evotec’s operations comfortably over more than three years. The year-end 2009 liquidity position is expected to exceed € 65m.

Note

All 2008 results shown and discussed above in this press release are compared to the 2007 continuing operations. On November 30, 2007, Evotec sold a major line of business, its Chemical Development Business to Aptuit. From this date onward this business was no longer consolidated into the Evotec Group accounts and income and expenses for that business are retrospectively disclosed as discontinued operations in the accompanying Consolidated Statements of Operations. In addition, on May 2, 2008, the Company completed its acquisition of Renovis, Inc. The operating results of Renovis from the period May 2, 2008 through December 31, 2008 are included in the accompanying Consolidated Statements of Operations for the twelve months ended December 31, 2008 and the assets and liabilities of Renovis at December 31, 2008 are included in the accompanying Consolidated Balance Sheet.

Webcast / Conference Call

Evotec is going to broadcast today’s analyst and press conference in Frankfurt starting at 10.00 am CET (09.00 am GMT/05.00 am EDT) live on the internet. Dr Werner Lanthaler, Chief Executive Officer, will discuss the FY 2008 results and provide an update on the Company’s strategy as well as the outlook for 2009. The presentation will be held in English.

To join the audio webcast and to access the presentation slides you will find a link on our home page www.evotec.com shortly before the event.

For those who prefer to listen to the presentation via phone, please dial:

From Europe: +49.(0)69.5007 1308 (Germany)

                         +44.(0)20.7806 1956 (UK)

From the US:  +1.718.354 1388

Access Code: 8545060

A replay of the conference call will be available for 24 hours and can be accessed in Europe by dialing +49.(0)69.22222 0418 (Germany) or +44.(0)20.7806 1970 (UK) and in the US by +1.718.354 1112. The access code is 8545060#. The on-demand version of the webcast will be available on our website: www.evotec.com—Investors – Webcasts.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programs and through research collaborations, it is generating the highest quality research results to its partners in the pharmaceutical and biotechnology industries. In proprietary projects, Evotec specializes in finding novel therapies for neuroscience, pain, and inflammation. Evotec’s portfolio comprises five clinical compounds: EVT 101, a subtype selective NMDA receptor antagonist for the treatment of depression in partnership with Roche, EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 302, a MAO-B inhibitor in development for smoking cessation, a P2X7 antagonist for the treatment of inflammatory diseases and a vanilloid receptor (VR1) antagonist for the treatment of pain in partnership with Pfizer. In addition, Evotec has a number of proprietary projects in preclinical development.

For additional information please go to www.evotec.com

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning future reductions in operating expenses and cash burn, regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit 99.2

March 27, 2009

Evotec Restructures and Implements “Evotec 2012—Action Plan to Focus and Grow”

•     Immediate significant cost reductions and focus on core R&D programs

•     More assets will be made available for strategic partnering

•     Invest and grow discovery alliances business

•     Extension of cash reach beyond 2012 allows for optimal growth strategy

Hamburg, Germany—Evotec AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) today announced that it will restructure to focus on core value programs and significantly reduce its operating costs. This follows the completion of a previously announced strategic business review which resulted in the implementation of the strategic plan “Evotec 2012—Action Plan to Focus and Grow”. The Company will reduce its SG&A expenses by more than 10% and its R&D costs by more than 30%. In absolute terms this means a cost reduction of more than € 14 million over 2008. As a result of the immediate restructuring measures, the Company expects its annual cash burn rate to be reduced by a minimum of 30% and its cash reach to be extended beyond 2012. The impact of restructuring is expected to amount to approximately € 2 million, attributable solely to 2009.

“To ensure that our efforts are focused on core differentiated projects and activities that will deliver the greatest value to stockholders and partners, we have made some prompt and clear decisions regarding our financial resources and strategic direction,” said Dr Werner Lanthaler, Chief Executive Officer of Evotec. “We will significantly downsize our SG&A costs, focus on core research and development programs and make more projects available for strategic partnering. At the same time we have decided to invest and expand our successful discovery alliance business. We will also invest in highly innovative new research projects that address major unmet medical needs.”

As a result of the internal concentration process more projects will be available for strategic partnering discussions in the near future. Despite the failed partnering process of Evotec’s insomnia drug EVT 201, many of the current Evotec projects find high interest within the pharmaceutical industry. Strategically, Evotec will de-risk its business model further to become sustainable. The Company therefore intends to enter into strategic high value alliances with pharma partners and expand its indication focus to neuroscience, pain and inflammation. Keeping the opportunity and core competences to develop at least one of its pipeline products to the market is a further main element of this strategy.

The development alliance with Roche signed in March 2009 is an excellent example of a high value partnership that allows Evotec to de-risk but keep the upside of its current clinical assets. With this strategic approach, and its € 92 million of liquidity as of year-end 2008, Evotec is confident that the Company can fund its currently planned business operations comfortably for more than three years, reach very important milestones within its development programs, and advance and enhance its pipeline to demonstrate meaningful value over this period.

As a result of the strategic review, Evotec has to reduce its headcount immediately by approximately 50 positions which will bring its workforce to a total of below 370 from 420. Headcount reductions will take place across the entire organization in the US, UK and Germany.

The Company’s current core pipeline programs consist of EVT 302 for smoking cessation, currently in a Phase II proof-of-concept trial for which Evotec will present data in Q2 2009; EVT 101 for use in treatment resistant depression, entering a proof-of-concept Phase II trial in partnership with Roche for which the companies expect to announce data in late 2010/2011; a P2X7 antagonist for rheumatoid arthritis, currently in Phase I studies; and a H3 and a P2X3 antagonist program which both are expected to start Phase I studies in 2010.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programs and through research collaborations, it is generating the highest quality research results to its partners in the pharmaceutical and biotechnology industries. In proprietary projects, Evotec specializes in finding novel therapies for neuroscience, pain, and inflammation. Evotec’s portfolio comprises five clinical compounds: EVT 101, a subtype selective NMDA receptor antagonist for the treatment of depression in partnership with Roche, EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 302, a MAO-B inhibitor in development for smoking cessation, a P2X7 antagonist for the treatment of inflammatory diseases and a vanilloid receptor (VR1) antagonist for the treatment of pain in partnership with Pfizer. In addition, Evotec has a number of proprietary projects in preclinical development.

For additional information please go to www.evotec.com

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning future reductions in operating expenses and cash burn, regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit 99.3

Exhibit 99.3

evotec

Evotec AG Annual Report 2008 Tomorrow’s Drugs Today™

Straight on

Condensed Key Figures Evotec AG (IFRS)

		2007	2008	Δ 08/07 in %
Results[1]:				
Revenues	T€	32,885	39,613	20
R&D expenses	T€	36,938	42,537	15
Operating result[2]	T€	(49,569)	(45,627)	8
Net income (loss)	T€	(48,053)	(78,287)	(63)
Balance sheet data:				
Total stockholders' equity	T€	170,553	149,859	(12)
Capital expenditure[3]	T€	4,349	3,514	(19)
Cash and investments	T€	93,676	92,401[4]	(1)
Balance sheet total	T€	207,878	182,900	(12)
Cash flow	T€	(11,374)[5]	15,462	236
Personnel data[1]:				
Employees as of Dec. 31		386	418	8
Per share[1]:				
Result	€	(0.67)	(0.82)	(22)

[1] 2007 excluding contributions from Evotec Technologies and from the Chemical Development Business.
[2] Before impairment.
[3] Cash relevant purchase of tangible and intangible assets, excluding finance leases.
[4] Including auction rate securities.
[5] Including contributions from Evotec Technologies and from the Chemical Development Business.

Straight on As we enter 2009, market turbulence appears to cloud the future of an entire industry. Experts agree innovation in new medicines must continue, and it will. However, the profiles of biotechnology companies could change dramatically. For Evotec, this means focusing even more on our vision and strategy of leadership in the discovery and development of novel therapies for neuroscience, pain, and inflammation. We have built a company that can meet these macro challenges head on with a pipeline of clinical opportunities as well as promising candidates for entry into clinical trials. We have a proven and talented team to take the Company forward, a strong financial position, and the commitment to find a path forward for our innovations. Evotec today is ready to move “straight on” towards achievement of its goals of bringing novel medicines to the many patients with unmet needs.

04 To Our Shareholders

07 Our Value Drivers

17 Management Report

49 Corporate Governance

Consolidated Financial Statements:

56 Balance Sheets

57 Statements of Operations

58 Statements of Cash Flows

60 Statements of Changes in Stockholders’ Equity

62 Fixed Asset Movement Schedule

64 Notes

86 Supervisory Board and Management Board

88 Auditor’s Report

89 Responsibility Statement

90 Supervisory Board Report

92 Financial Calendar and Imprint

Key Figures

The Key Drivers that Allow us to Advance Towards Our Goal to Become a Global Pharmaceutical Company

Our Pipeline

Balanced Pipeline

The depth and breadth of Evotec’s pipeline increases the chances of one or more of our products being successfully introduced to the market.

> Page 08

Discovery Portfolio

Productive Discovery

Evotec has built substantial drug discovery expertise and deep knowledge of neuroscience, pain, and inflammation that can drive new innovative compounds into the clinic.

> Page 14

Liquidity

Substantial Liquidity

Evotec is one of the few small-cap biotech companies with a substantial liquidity position which provides a competitive advantage in building shareholder value.

> Page 16

04 To Our 07 Our Value 17 Management 49 Corporate

Shareholders Drivers Report Governance

To Our Shareholders

In 2008, Evotec AG was able to reach some key milestones on its way to becoming a global biopharmaceutical company. We reported important results on our clinical drug candidates, we further expanded our pipeline by acquiring Renovis and we again demonstrated our core drug discovery competencies as a collaboration partner for the pharmaceutical industry. The Renovis transaction also strengthened our cash position. These important events have significantly improved the Company’s strategic position in an adverse market environment. We are determined to continue our endeavors in securing Evotec’s commercial success for the benefit of our shareholders, in the course of which we will sharpen our focus even further on realizing the Company’s value potential. The first result of this stronger strategic focus was the development partnership with Roche for EVT 101 signed in the first quarter of 2009.

The Highlights of 2008

The Acquisition of Renovis

The acquisition of Renovis in a stock-for-stock transaction was successfully closed on May 2, 2008. This transaction has enabled us to add to our pipeline innovative compounds for the treatment of pain and inflammatory diseases. Two Renovis compounds entered human clinical trials during 2008 as planned – an endorsement of our decision to acquire the company. Leading the way in the summer was a VR1 antagonist. This small molecule drug candidate will be developed for the therapy of various acute and chronic pain states. The further clinical development will be financed by the pharmaceutical company Pfizer. In October 2008, another phase I study was initiated for our P2X7 antagonist. This study, which Evotec is conducting, will explore the

55 Consolidated Financial 90 Supervisory Board

Statements Report

We Have the Key Success Factors to Become a Global Pharmaceutical Company

safety and therapeutic potential of this compound for the treatment of inflammatory diseases such as rheumatoid arthritis.

An important criterion for the acquisition of Renovis was also the company’s liquidity of €45 m at the time of the acquisition. In connection with the Renovis transaction Evotec was listed on NASDAQ.

The Development of the EVT Product Pipeline

In various clinical studies the EVT product family has shown positive indications for the treatment of diseases associated with the nervous system. With the strategic partnership signed with Roche in the first quarter of 2009, we delivered on our expectation to start generating value from our pipeline.

While looking for an out-licensing partner for the insomnia drug candidate EVT 201 during 2008 the market and competitive environment became increasingly challenging. Compared with traditional GABAA agonists that currently dominate the market, EVT 201 has a favorable efficacy and safety profile. The potential benefits of EVT 201 were supported by data resulting from two phase II clinical studies with respect to sleep onset and sleep maintenance of both young and elderly patients. Despite the encouraging data we have not yet identified a partner in the pharmaceutical industry for the further development of EVT 201. A major stumbling block is that Ambien, a traditional GABAA agonist and the market leader, entered the market as a generic in 2007. Thus it has become significantly more difficult for pharmaceutical companies to position a new insomnia drug in the market at a price that would justify the high development costs. As a consequence, we have renegotiated with Roche the financial conditions of our license agreement on EVT 201 to improve the economics. We are currently evaluating our longer term options for the further development and commercialization of EVT 201. However, without a partner, we will not significantly invest into this program.

EVT 302, a MAO-B inhibitor in development for smoking cessation, delivered important clinical study results in 2008. At the beginning of the year we reported that the compound had shown an excellent safety and tolerability profile in phase I studies. In addition, an important differentiation study showed that the compound, unlike other drugs of this class, did not interact with tyramine, a natural constituent of some drinks or food such as red wine, cheese or chocolate. This lack of interaction is due to its high selectivity for MAO-B over MAO-A and is very significant because otherwise patients would have to adhere to strict dietary restrictions to prevent the intake of food containing high levels of tyramine in addition to abstaining from nicotine. Currently, a phase II study with 400 subjects who want to stop smoking is ongoing. This study is intended to provide the proof-of-concept of our compound in smoking cessation and we expect to report on the results in mid-2009.

Our development candidate EVT 101 has, as we had hoped, proved to be a promising drug candidate for the treatment of diseases of the central nervous system. In 2008, EVT 101 delivered encouraging phase Ib results. An initial four-week repeat dose study showed that the compound was well tolerated up to the highest dose tested. It also penetrates the brain, leading to concentrations that should produce a high level of NR2B receptor blockade and, a second, brain imaging study provided first evidence that these doses have an effect upon relevant brain regions in man. The further clinical development of the EVT 100 family will be conducted in a strategic alliance with Roche. Roche will fund a Phase II efficacy study with EVT 101 on patients suffering from treatment-resistant depression. As many as one in three depressed patients are not adequately treated by currently available medicines and our aim is to prove that EVT 101 has the potential to become an effective new therapy for these patients and to thus address significant unmet needs. Our agreement with Roche signed in the first quarter of 2009 is a clear appreciation of our drug development expertise. The financial terms of the collaboration provide a significant contribution towards the funding of Evotec’s operations going forward and enhancing the value of the Company.

We are committed to progress further compounds into clinical trials. For EVT 103, the follow-on compound to EVT 101, all preliminary studies for entry into man have been completed. As part of our collaboration with Roche, we plan to initiate Phase I trials in the first half of 2009. Additionally, two other compounds might reach the clinical development phase in 2010.

A Successful Year for the Collaborations Business

Collaborating with our partners in the pharmaceutical industry to discover new drug compounds is an important element of our business. Our unique combination of expertise in drug discovery and deep knowledge of diseases of the nervous system, pain and inflammation has been a deciding factor for leading pharmaceutical companies to enter into extensive, long-term partnerships with us.

04 To Our 07 Our Value 17 Management 49 Corporate

Shareholders Drivers Report Governance

We Will Do What it Takes to Develop the Ideal Growth Profile for Evotec

Evotec’s collaborations business again proved successful in 2008. Our partnership with Boehringer Ingelheim alone reached three milestones in the course of the year, triggering payments to us of €8.5m. In total this highly successful partnership has yielded five milestone payments to date. A further highlight in 2008 was the research collaboration with Novartis announced in December.

In the future we expect our collaboration business will see more intense competition and downward pressure on costs and we are preparing for this challenge.

Year-End Financial Report

The 2008 financial results have turned out to be favorable. Revenues climbed 20% year-on-year to €39.6m and thus exceeded our financial guidance and coming in at the top end of the range that we raised to between €38m and €40m in November 2008 upon reporting our third quarter results. As expected, research and development expenses rose from €36.9m in 2007 to €42.5m in 2008, reflecting the expansion of our clinical pipeline and the inclusion of Renovis. As a result of our strong gross profit the operating result before impairment charges improved year-on-year to €(45.6)m.

Evotec’s decision to focus on core projects and to discontinue earlier discovery projects in order to limit our expenses in the current adverse market environment was the primary reason leading to impairment charges totalling €27.6m. As a consequence and as a result of foreign exchange losses, net loss increased by 63% over 2007 to €78.3m. The Company ended the year with a total liquidity of €92.4m. Taking into account the payments stipulated in the licence agreement signed with Roche in the first quarter of 2009, our more focused research and development efforts and other savings, the Company’s liquidity is expected to fund our operations beyond 2012.

New Corporate Leadership

Subsequent to the 2008 year-end, Evotec announced that I had been appointed Chief Executive Officer of Evotec AG. The Company had previously, on December 10, 2008, announced the resignation of Jörn Aldag. The management, staff and Supervisory Board would like to thank Jörn for his outstanding contributions to the Company over the past eleven years. Together with our proven team I am taking on the challenge and responsibility of leading Evotec to success in the face of the current difficult market environment and we will do what it takes to develop the ideal growth profile for Evotec.

2008 was an important year for Evotec, with much progress having been made, but it was also a difficult year. Despite the global financial crisis our business has held its ground well, even if this has not led to immediate value creation for our shareholders. Thus we are grateful for the commitment and loyalty that our shareholders, partners and staff have consistently shown. With a streamlined business model and on the basis of the encouraging successes in the first quarter we look forward to taking on the challenges that 2009 will pose, making the most of our potential and our opportunities.

If you have any questions about Evotec please do not hesitate to contact me personally (werner.lanthaler@evotec.com).

Dr Werner Lanthaler

55 Consolidated Financial Statements 90 Supervisory Board Report 7

Our Value Drivers

8

04 To Our Shareholders | 07 Our Value Drivers | 17 Management Report | 49 Corporate Governance

Discovery	Preclinical Development	Phase I

EVT 201 $GABA_A$ receptor partial positive allosteric modulator
Insomnia

EVT 302 MAO-B inhibitor
Smoking cessation

EVT 101 NMDA NR2B subtype selective antagonist
Depression
Roche

VR1 antagonist
Pain
Pfizer

$P2X_7$ antagonist
Rheumatoid arthritis

EVT 103 NMDA NR2B subtype selective antagonist
Follow-on for EVT 101
Roche

Histamine H3 antagonist program
Narcolepsy, Alzheimer's disease, cognitive impairment

$P2X_3$ and $P2X_{2/3}$ antagonist program
Inflammatory and neuropathic pain

Discovery
Phase of drug discovery from target identification to the search for and optimization of chemical compounds with desired properties.

Preclinical Development
Regulatory studies required prior to clinical trials.

Clinical Phase I
Clinical trial conducted in a small number of healthy volunteers, used to determine pharmacokinetics, preferred route of administration, and safe dosage range of a drug.

55 Consolidated Financial Statements 90 Supervisory Board Report 9

Phase II Phase III

Clinical Phase II

Phase II trials are performed on patients and are designed to assess the clinical efficacy of the therapy. In addition, the assessment of safety continues in a larger group.

Clinical Phase III

Clinical trial involving a larger number of patients, designed to assess safety, effectiveness and optimum dosage of a drug as administered in a treatment setting.

Our Pipeline

A Balanced Pipeline of Proprietary Product Candidates Focused on Diseases in the Areas of Neuroscience, Pain, and Inflammation

Evotec’s current pipeline comprises two partnered and three unpartnered clinical drug candidates and a number of late-stage preclinical compounds. As anticipated, two programs advanced into clinical Phase I and one into Phase II in 2008. Another program is poised to enter Phase II in 2009. The Company thereby met its goal of having five compounds in the clinical phase of development by the end of 2008. The depth and breadth of this pipeline increases the chances of one or more products being successfully partnered as it will mitigate some of the risks associated with drug development.

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Clinical Pipeline

Phase II

Smoking Cessation

EVT 302

Proof-of-Concept Data in Smoking Cessation Expected by Mid 2009

EVT 302 has the potential to become a safer and better tolerated alternative for smoking cessation – a commercially attractive indication with large, unmet medical needs. The ongoing proof-of-concept study of EVT 302’s effects on the smoking quit rate will provide important data about the efficacy of our compound in this indication. There is also a rationale for EVT 302 as a treatment in Alzheimer’s disease.

EVT 302 is an orally active, highly selective and reversible inhibitor of MAO-B in development for smoking cessation. By inhibiting MAO-B, EVT 302 may eliminate one of two key physiological changes that contribute to the addictive properties of smoking. Quitting tobacco use is difficult and users often relapse because of withdrawal symptoms, including anxiety, difficulty concentrating and increased appetite. In the US alone, there are more than 45 million smokers, 70% of whom report a desire to quit, and the average smoker makes six to nine attempts to quit during their lifetime. From a global health as well as economic perspective, an effective smoking cessation therapy will address large unmet market needs.

Phase I studies completed in 2008 have shown that EVT 302 has excellent tolerability, better than current smoking cessation agents, and the potential for a superior safety profile compared to less selective MAO-B inhibitors. In a recent clinical study, it was shown that, at therapeutic doses and above, EVT 302 did not interact adversely with tyramine, a substance that can be found in high amounts in certain drinks or foods such as red wine, cheese and chocolate. In extreme cases, such an interaction can dangerously elevate blood pressure, requiring patients to adhere to strict dietary restrictions.

In September 2008, we began a Phase II quit rate study, assessing the number of people who completely give up smoking over a specified period of time. This study is intended to provide the proof-of-concept for the efficacy of our compound in this indication. In addition, we generate data on a potential useful interaction between EVT 302 and Nicotine Replacement Therapy (NRT).

EVT 302, if approved, would be the first MAO-B inhibitor to be used in smoking cessation, providing an additional new mechanism of therapy for clinicians.

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Securing Partnerships for our More Advanced Products

Depression

EVT 101

Global Alliance Signed with Roche

As many as one in three depressed patients are not adequately treated by currently available medicines. Evotec has partnered with Roche in early 2009 to investigate the potential of EVT 101 in treatment-resistant depression with a total potential deal value exceeding $300 m. This agreement is clear evidence of the value Evotec has created with the EVT 100 compound family over the past few years, benefiting patients and, ultimately shareholders.

EVT 101 is a first generation, orally available, subtype-selective NMDA receptor antagonist with potential for the use in treatment-resistant depression, pain, Alzheimer’s disease and other indications. In all those indications, the market opportunities are large and growing. EVT 101 has been demonstrated to be safe and well tolerated in Phase I trials.

In 2008, we completed a series of Phase Ib studies. These studies were designed to show safety and tolerability over longer dosing periods at higher doses and also to provide signs of CNS activity in order to guide potential therapeutic doses. Results from a Phase Ib 4-week repeat dose study showed that the drug was well tolerated up to the highest dose tested. In addition, a sub-study in which the cerebral spinal fluid concentration of the drug was measured revealed that EVT 101 penetrates the brain leading to concentrations that should produce a high level of NR2B receptor blockade. In support of this, results from a second, brain imaging, Phase Ib study provided first evidence that the same doses as in the first Phase Ib study have an effect upon brain function in humans. They produced specific modulation of neuronal activity in relevant brain areas and were also well tolerated.

In parallel, we have successfully lifted the IND hold by the FDA on this compound – with all the studies requested by the FDA having been completed satisfactorily. It was a great success that we signed in March 2009 a partnership with Roche for the development of this compound in treatment-resistant depression with a total potential deal value exceeding $300 m. Roche will pay us an upfront payment of $10 m and fund the Phase II clinical study for EVT 101 and a Phase I program for EVT 103. Roche has an option to buy back the entire EVT 100 series of compounds after completion of the Phase II trial. If Roche exercises this option, Evotec will receive a $65 m payment from Roche plus substantial milestones and double-digit commercial payments.

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Clinical Pipeline

Phase II

Insomnia

EVT 201

Compelling Product Profile,

Difficult Partnering Environment

Compared to current sleep aids, the profile of EVT 201 suggests that, combined with an excellent safety profile, the compound has strong efficacy in maintaining sleep throughout the night and ensuring next day alertness. However, the market environment for partnering of insomnia drugs has become increasingly challenging and we do not anticipate partnering the compound in the short-term. As a result, we recently renegotiated the terms of our in-licensing contract with Roche in order to improve the economics and now assess our longer term options.

Although the public is well aware of the dangers of sleep deprivation, many insomniacs continue to go untreated. Reports suggest that they fear the side effects of currently marketed products such as drowsiness, dependency and withdrawal symptoms and are dissatisfied with current treatments especially with regards to efficacy in maintaining sleep throughout the night.

EVT 201 has a unique profile. Like most marketed sleep drugs, EVT 201 also acts through modulation of GABAA receptors but, unlike all other approved hypnotics with this mechanism of action, it produces only a partial modulation of the receptor. This means that the amount of potentiation of the receptor reaches a ceiling that is not exceeded with increased doses of the drug. This differentiated pharmacology represents an important potential safety advantage. It gives the opportunity to reduce the side effects described above, which can be dangerous, in particular at doses above the indicated range. Initial clinical experience has demonstrated the safety and tolerability of EVT 201 even at considerable multiples of the therapeutic doses and with no serious adverse events.

With the data produced by two Phase II proof-of-concept studies, we have demonstrated that the product’s distinct profile may translate into a differentiated treatment for insomnia in terms of efficacy – both inducing and maintaining sleep – while leaving the patient refreshed and alert the next day. The data showed statistically significant results on all primary and secondary efficacy endpoints, in conjunction with a significant improvement in patient-reported sleep variables and sleep quality. Patient satisfaction with therapy is a key element in driving sales in the market place since many prescriptions are written on patient request. In summary, the results achieved from both studies indicate that, if approved, EVT 201 may be the first treatment that helps patients to fall asleep quickly, maintain sleep throughout the night and yet enables them to wake in the morning feeling rested and without residual effects.

Due to the difficult market environment for partnering of insomnia drugs Evotec does not expect to conclude a partnering agreement for EVT 201 in the near-term. In parallel, Evotec has negotiated revised financial terms for EVT 201 with Roche. Instead of previous obligations to pay Roche defined future development milestones, as well as commercial payments, Roche will be receiving a pre-defined fixed proportion of any payments Evotec receives from potential partnering collaborations. In light of this additional flexibility, Evotec is reassessing longer term options for potential further development and commercialization of EVT 201.

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Clinical Pipeline

Phase I

Pain Pfizer

VR1 Antagonist:

Phase I; Partnered with Pfizer

VR1 belongs to a specific family of ion channels that are known to be key mediators of pain signalling and attractive targets for drug discovery – the transient receptor potential ion channels. The target has compelling preclinical validation for the treatment of a number of different pain states. It may be activated by a wide variety of stimuli, including heat greater than 43°C and capsaicin, the active component of chilli peppers. In addition, given VR1’s role in inflammatory disease pathologies, it may also be possible to develop treatments for non-neurological conditions, such as urinary incontinence, irritable bowel syndrome and asthma.

Evotec is running its VR1 program in partnership with Pfizer. Jointly, we have identified chemical compounds that block VR1 and prevent it from signaling the sensation of pain. We have demonstrated oral analgesic efficacy in multiple preclinical models of pain. As expected, Pfizer advanced the lead candidate into Phase I clinical trials in mid 2008 to evaluate the compound’s safety, tolerability and pharmacokinetic profile and is now responsible for its further clinical development. If successful, we expect to have an effective, non-narcotic, non-addictive and non-steroidal analgesic to treat chronic pain, with minimal side effects. Under the contract with Pfizer, we are eligible to receive total milestone payments of more than $170 m and double-digit royalties.

Two Candidates Advanced

into the Clinic in 2008

Rheumatoid arthritis

P2X7 Antagonist:

Phase I; Initiated by Evotec

The P2X7 receptor is a clinically-validated target for rheumatoid arthritis and other inflammatory diseases. It is a member of a family of ligand-gated ion channels found primarily in cells of the immune systems where it is thought to play a role in inflammatory processes. As it has been shown to initiate the processing and release of the IL-1 family of cytokines it is believed to play a critical role in the inflammation that underlies diseases like rheumatoid arthritis and inflammatory bowel disease and even respiratory diseases such as chronic obstructive pulmonary disease – all representing large markets with urgent needs for safe and effective small molecule therapies. The goal for this program is the design of best-in-class P2X7 receptor antagonists that are distinguished by their potency, selectivity, pharmacokinetic properties and safety profiles.

We initiated Phase I clinical studies with our lead candidate in October 2008 to assess its safety, tolerability, pharmacokinetics and pharmacodynamics. The study is currently in progress and we expect to announce results during the first half of 2009.

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Discovery/Preclinical Portfolio

Discovery Portfolio

Deep Drug Discovery and Disease Expertise in Neuroscience, Pain, and Inflammation

Besides advancing its existing clinical programs through development Evotec has built substantial drug discovery expertise and an industrialized platform that can drive new innovative small molecule compounds into the clinic. In addition, Evotec has built a deep internal knowledge base in the treatment of diseases related to neuroscience, pain, and inflammation. Leveraging these skills and expertise the Company intends to organically grow its pipeline. In 2008, Evotec delivered on its objective of progressing two compounds that originated from the Renovis acquisition into clinical Phase I, a VR1 and a P2X7 antagonist. In 2009, the Company expects to advance another discovery candidate into clinical trials.

Three Candidates May Enter the Clinic in 2009/2010

Our discovery programs are progressing successfully. In 2008, we identified our first preclinical development candidate in our collaboration with Boehringer Ingelheim, triggering a significant milestone payment. We have also completed all the entry-into-man enabling studies for EVT 103, a follow-on molecule to EVT 101, and have cleared the way to initiate clinical Phase I studies in 2009 in the context of our collaboration with Roche. From our own internal discovery programs we expect to identify one IND-track candidate in 2009. This is expected from the P2X3/P2X2/3 or H3 antagonist program. These projects clearly demonstrate that our unique and world class, small molecule discovery capabilities can be used to rapidly produce valuable clinical candidates for exciting targets in valuable indications. In our H3 programs we have gone from target screening through to multiple potential clinical candidates from diverse chemical classes in approximately three years. This target has potential for the treatment of cognitive disorders in Alzheimer’s disease and schizophrenia and for the treatment of narcolepsy. Similarly, each of our P2X3/P2X2/3 programs have rapidly advanced within two years to identify potential development candidates with first-in-class potential as novel analgesics for inflammatory and neuropathic pain. We are very pleased with the progress our discovery projects have made.

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Growing the Pipeline

Alzheimer’s Disease, Narcolepsy, Cognitive Impairment

Histamine H3 Antagonist Program

> Robust oral activity demonstrated in preclinical efficacy studies

> Multiple compound candidates meet stringent criteria for future clinical development

> Strong patent protection

> Genuine structural diversity in back-up series significantly de-risks program

> Selection of IND-track candidate imminent – 2 candidates undergoing extensive profiling

> Target start of Phase I studies in H1 2010

Inflammatory & Neuropathic Pain | Urinary Incontinence

P2X3 and P2X2/3 Antagonist Program

> Strong preclinical validation for pain and urinary incontinence

> Broad portfolio of patent applications filed

> Advanced lead optimization with potential first-in-class position

> Multiple drug-like back-up series identified

> On track to identify IND-track candidate in 2009

> Target start of Phase I studies in H2 2010

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Liquidity

Substantial Liquidity Position to Support Operations Beyond 2012

Evotec is one of the few small-cap biotech companies with a substantial liquidity position which, particularly in the current market environment, is a competitive advantage in building shareholder value. As of December 31, 2008, Evotec’s cash and investments including auction rate securities amounted to €92.4 m. The Company will assess its R&D portfolio and balance its investments appropriately so as to assure that Evotec’s cash and investments will be sufficient to support operations beyond 2012.

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Management Report

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19 Operations and Business Environment

19 Organizational Structure and Business Activities

19 Significant Corporate Development Events

20 Group Management and Supervision

20 Corporate Performance Measures, Objectives and Strategy

22 Research and Development

22 General Market and Healthcare Summary

24 Managements’ General Assessment of Business Performance

25 Financial Report

25 Comparison of 2008 Results with Forecast

26 Results of Operations

29 Financing and Financial Position

32 Assets, Liabilities and Stockholders’ Equity

34 Non-Financial Performance Indicators

34 Intellectual Property

34 Information Technology

34 Procurement and Quality

35 Occupational Safety and Environmental Management

35 Human Resources

37 Remuneration Report

37 Remuneration of the Management Board

37 Remuneration of the Supervisory Board

38 Directors and Officers Liability Insurance (D&O Insurance)

39 Information Pursuant to Section 315 Paragraph 4 of the German Commercial Code

39 Composition of Capital Stock and Voting Rights

39 Shareholdings Exceeding 10% of Voting Rights

39 Authorization of Management Board to Issue Shares

40 Authorization of Management to Repurchase Stock

40 Amendment to the Company’s Articles of Association

40 Change-of-Control Provisions

41 Risk Management and Risk Report

41 Risk and Opportunity Management System

41 Internal Controls over Financial Reporting (SOX)

42 Risks

45 Management Assessment of Risk Situation

46 Post Balance Sheet Events

46 Outlook

46 Expected General Market and Healthcare Development

46 Business Direction and Strategy

47 Expected Research & Development

47 Business Performance in 2009 and 2010

48 Dividends

48 Opportunities

48 General Statement of Expected Development

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Operations and Business Environment

Organizational Structure and Business Activities

Group Structure

Evotec AG is a publicly listed stock corporation operating under German law. The Company has its headquarters in Hamburg, Germany, and subsidiaries in Oxford, England, South San Francisco, California, and North Potomac, Maryland, USA, and employed 418 people at the end of 2008.

In the past, the Company was organized as two business segments. Following the disposal of the Chemical Development Business in late 2007, the internal organization as well as the internal management reporting no longer separated out individual segments. Evotec early adopted IFRS 8, pursuant to which reporting on the financial performance of the segments is required to be prepared in accordance with the management approach and as such reports only one segment from January 1, 2008 onwards.

Products and Services

Evotec AG is a drug discovery and development company focused on novel small molecule therapeutics. Through various research programs it generates high quality research results, building a portfolio of proprietary drug candidates and feeding into the pipeline of its partners in the pharmaceutical and biotechnology industries.

In its proprietary projects, Evotec is developing new treatments for diseases in the areas of neuroscience, pain, and inflammation. Evotec’s portfolio comprises five clinical drug candidates: EVT 101, a subtype selective NMDA receptor antagonist with potential for the treatment of Alzheimer’s disease, pain and depression, EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 302, a MAO-B inhibitor in development for smoking cessation, a P2X7 antagonist for the treatment of inflammatory diseases, and a small molecule vanilloid receptor (VR1) antagonist for the treatment of pain in partnership with Pfizer. Evotec’s proprietary late-stage preclinical research programs focus on: EVT 103, a back-up compound to EVT 101, H3 antagonists for the treatment of cognitive disorders and/or sleep as well as antagonists for the purinergic receptor P2X3 for the treatment of pain. Beyond these product candidates, Evotec has selected drug discovery projects that leverage its small molecule drug discovery capabilities acting on targets that research indicates might have potential as therapeutic treatments for a variety of disease indications.

In its research collaborations, Evotec provides innovative and integrated solutions to the pharmaceutical and biotechnology industry from target to clinical development through a range of capabilities, including early-stage assay development and screening, fragment-based drug discovery through to medicinal chemistry and in vivo pharmacology. Evotec’s partners include, among others, Boehringer Ingelheim, CHDI, Novartis, Ono Pharmaceutical and Roche. In exchange for access to its integrated discovery offerings, Evotec receives contractual service fees and ongoing FTE-based research payments and, in certain circumstances, milestone and royalty payments related to achievement of certain research, development and sales milestones.

Significant Corporate Development Events

In May 2008, Evotec completed the acquisition of Renovis, Inc., a South San Francisco-based biotechnology company focused on pain and inflammation. Combining with Renovis gave Evotec a number of late-stage preclinical candidates, research assets and cash and investments including auction rate securities of €45 m at the date of acquisition. Renovis’ innovative preclinical pipeline filled a gap between Evotec’s three clinical programs at the time – EVT 201, EVT 302 and EVT 101 – and its portfolio of early discovery programs. Renovis’ proprietary programs were focused on identifying antagonists of the purinergic receptors, P2X7 and P2X3, as novel potential treatments for a broad spectrum of pain and inflammatory conditions. In addition, Renovis was engaged in an exclusive, worldwide collaboration with Pfizer Inc. to discover and develop product candidates targeting the vanilloid receptor, VR1, for the potential treatment of pain and other major medical needs. Of the three most advanced Renovis programs, two entered the clinic in 2008 as planned.

The acquisition of Renovis was effected through a share-for-share transaction in which 34,970,268 new Evotec shares were issued. Upon completion of the acquisition the number of Evotec shares, including those traded as American Depository Shares (ADSs) on NASDAQ, had risen to 108,838,715. Each Evotec ADS represents two ordinary shares of Evotec.

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Group Management and Supervision

As required by the German Stock Corporation Act (Aktiengesetz), Evotec AG has a two-tier board system consisting of the Evotec Management Board (Vorstand) and the Evotec Supervisory Board (Aufsichtsrat). The Management Board is responsible for managing Evotec and representing the Company in its dealings with third parties, while the Supervisory Board appoints and removes the members of the Evotec Management Board and oversees the management of the Company. German law prohibits the Supervisory Board from making management decisions.

The Evotec Supervisory Board consists of six members – as provided in the current Articles of Association – all of whom are elected by the shareholders by a simple majority of the votes cast at a shareholders’ meeting. The Supervisory Board appoints a chairman and one or more vice-chairmen from among its members. The members of the Supervisory Board are elected for five years and may be re-elected. The term of the current members of the Evotec Supervisory Board will expire at the end of the annual general shareholders’ meeting to be held in 2009.

Under Evotec’s Articles of Association, the Supervisory Board determines the size of the Management Board, which must have at least one member under the German Stock Corporation Act. The statutory maximum term for members of the Management Board is five years, but Evotec’s current practice is to limit the terms to three years. Management Board members may be reappointed and may be dismissed with good cause prior to the termination of their terms of office. The position of President & Chief Executive Officer is currently vacant as the former President & Chief Executive Officer, Jörn Aldag, resigned on December 10, 2008. The resignation became effective as of December 31, 2008. Dr Klaus Maleck, Chief Financial Officer, and Dr Mario Polywka, Chief Operating Officer, will continue to lead the Company jointly until a successor is announced. The Management Board is closely working together with Evotec’s extended Management Team. This Team draws its membership from the senior executives with diverse expertise and experience in Research, Clinical Development, Investor Relations and Human Resources.

Information regarding the remuneration of Evotec’s Management Board and Supervisory Board can be found in the ‘Remuneration Report’ on page 37 of this Management Report.

Corporate Performance Measures, Objectives and Strategy

Management’s objective is to systematically and continuously increase the value of the Company. Management has successfully transformed Evotec from a small technology provider into a focused discovery and development company. Non-core research services and the discovery instruments business were divested for cash. Today, the Company comprises a productive discovery engine, strong expertise in the areas of neuroscience, pain, and inflammation and a pipeline of products with the potential to help cure important diseases.

Growth Strategy and Non-Financial Performance Measures

Evotec’s strategy is to build a sustainable biopharmaceutical company. Consequently, Evotec advances and enhances its proprietary pipeline of product candidates, and seeks to partner those programs at clinical proof-of-concept or earlier with pharmaceutical companies and engages in research collaborations to identify novel drug candidates for pharma and biotech partners. The key elements and related non-financial performance measures of Evotec’s strategy are as follows:

Advancing the proprietary clinical pipeline of product candidates

Evotec believes that its scientific expertise is broadly applicable to a wide range of diseases and that building a broader product portfolio will mitigate some of the risks associated with drug development. Evotec’s current pipeline comprises one partnered and four unpartnered clinical drug candidates and a number of late-stage preclinical compounds. As planned, in 2008, two programs advanced into clinical Phase I thereby meeting the goal of five compounds in the clinic. Of those five compounds one moved into Phase II in 2008 and another is poised to enter into Phase II in 2009. Evotec believes that the depth and breadth of this pipeline increases the chances of one or more products being successfully partnered.

Grow the clinical pipeline organically and through in-licensing and acquisition

Besides advancing its existing clinical programs through development, Evotec has built substantial drug discovery expertise and an industrialized platform that can drive new innovative small molecule compounds into the clinic. This expertise covers

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the entire spectrum of discovery and is applicable to targets across multiple therapeutic indications. Its capabilities include high-throughput and high-content screening, medicinal chemistry, fragment-based drug discovery, in vivo pharmacology, as well as an extensive series of in vitro metabolic and safety profiling assays. In addition, Evotec has built a deep knowledge in neuroscience, pain, and inflammation. Leveraging these skills and expertise, the Company intends to organically grow its clinical pipeline. In 2008, Evotec delivered on its objective of progressing two compounds that originated from the Renovis acquisition into clinical Phase I, a VR1 and a P2X7 antagonist. In 2009, the Company expects to advance another candidate into clinical trials.

In addition to organic pipeline growth, the current market environment (see ‘Healthcare Review’ on page 23 of this Management Report) offers increasing opportunities of complementing Evotec’s pipeline through in-licensing and acquisition. For example, several biotech companies with limited financial strength and liquidity may not be able to continue the development of promising compounds as the financial markets are increasingly difficult for biotech investments. This might force them into collaborations with partners that have a solid financial position such as Evotec. In this context, Evotec may opportunistically take advantage of its financial position.

Establish corporate collaborations to assist in the development and commercialization of Evotec’s pipeline products

The Company intends to out-license drug candidates (with clinical proof-of-concept Phase II data or earlier) to pharmaceutical companies for upfront and milestone payments, as well as for royalties on future sale of drugs. Evotec aims to partner pipeline products that address major markets with larger pharmaceutical companies with the financial strength for the highly expensive Phase III trials and with a suitable sales organization for successful commercialization. Given the market potential of Evotec’s clinical candidates, this represents potential for a sizeable and sustainable revenue stream.

In 2008, Evotec was seeking to out-license or enter into co-development arrangements for its lead insomnia compound EVT 201, but the Company was not able to sign a contract in 2008. With a strong performance of generic Ambien, launched in 2007, the market environment for any partnering of insomnia drugs remains challenging. Evotec is renegotiating the terms of its EVT 201 contract with Roche in order to improve the economics. Based on the expected new terms, Evotec will assess its longer term options and hence no longer expects a partnering event in the short-term.

Engage in collaborative research projects

In addition to its proprietary projects, Evotec applies its drug discovery and disease expertise to collaborative research projects with industry partners. Evotec’s reputation for delivering the highest quality results within agreed budgets and timescales has been at the core of the Company’s success. With its integrated discovery platform, Evotec provides collaborators a choice of solutions for projects that range from target to clinic. In the past, clients have mainly engaged Evotec to provide specific capabilities on a fee-for-service basis. Today, collaborative research providers are expected to contribute additional disease expertise, specific know-how and resources previously generated internally in broader, more innovative drug discovery collaborations. To fully capitalize on the potential of its capabilities, Evotec therefore increasingly engages in higher value, results-driven projects such as its collaboration with Boehringer Ingelheim and was successful in meeting its 2008 goal of signing one significant new partnership through its three-year contract with Novartis. In such projects, the Company forgoes higher short-term research payments, while sharing in its customers’ success through milestones and royalties.

During the second half of 2008, Evotec achieved three pre-clinical milestones from such collaborations, amounting to payments of € 8.5 m. This underscores the strength of Evotec’s discovery capabilities and exceeded Evotec’s budgeted target for 2008.

Financial Control Criteria

As described above, Evotec has embarked on a strategy of building its own proprietary pipeline and securing adequate financing through disposal of non-core assets and other means of financing. Disposals and the acquisitions of Neuro3d and Renovis have led to an increase of available funds of approximately € 128 m during 2006, 2007 and 2008. At the same time, the approximately 40% revenue reduction through the divestment of the chemical development business and a significant increase in R&D spending as a result of pipeline progress and the acquisition of Renovis has led to a significant change in the structure of Evotec’s Statement of Operations. Despite increasing operating losses as a consequence of conscious investments into its own pipeline, Evotec believes that a strong pipeline and sufficient funding are the basis for future success and shareholder value creation.

With this in mind, cash forecasts including the definition of minimum cash levels, the monitoring of research and

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development milestones critical to short and mid-term financial performance and related investment decisions as well as value analysis based on discounted cash flow models for Evotec’s pipeline products and its corporate development projects are the most important financial control criteria for Evotec.

Management engages in monthly financial reviews with a strong emphasis on key financial performance drivers such as revenues, order book status and gross margins as well as careful cost analysis (SG&A, R&D expenses) to measure its performance against its financial targets. Evotec’s performance against its 2008 financial targets is explained in detail below.

Research and Development

Evotec’s entire business purpose is related to the research and development of novel small molecule therapeutics. Therefore, this section provides only a short summary of Evotec’s 2008 R&D programs which included the following:

> EVT 302: Completion of a Phase I safety and tolerability and conduct of a Phase II craving study with Evotec’s smoking cessation agent; Phase II proof-of-concept quit rate study started and is ongoing

> EVT 101: Completion of two Phase Ib safety and tolerability and brain imaging studies; preparations for the start of a Phase II proof-of-concept study

> P2X7: Start of Phase I studies

> VR1: Start of Phase I studies as a part of the Pfizer collaboration

> Various discovery and preclinical studies for clinical and preclinical projects

More information about Research & Development can be found in various sections of this Management Report; e. g. under “Organizational Structure and Business Activities”, “Corporate Performance Measures, Objectives and Strategy” and under “Research and Development Expenses” in the Financial Report. Evotec is also conducting R&D activities for pharma and biotech customers which are accounted for under “Cost of Goods Sold”.

General Market and Healthcare Summary

General Economic Development

2008 was arguably the most challenging year in recent financial history. The financial market downturn that started in October 2007 escalated in the second half of 2008 primarily due to the US and UK housing market crisis which affected stock markets globally resulting in significant losses. The Dow Jones Industrial Average dropped 34% for the year compared to its 6% increase the year before. The NASDAQ Composite fared even worse closing the year down 41% after ending 2007 higher by 10%. European performance was equally severe. Germany’s DAX Index closed the year down 40%, London’s FTSE 100 closed down 31%, France’s CAC 40 was down 43% and Spain’s IBEX was down 39%.

The US housing crisis also exposed how sensitive the world was to the more exotic financial products, such as collateralized debt obligations, credit default swaps, and tri-party repos. Financial institutions wrote down billions of Dollars worth of mortgage backed securities from their balance sheets as a credit crunch ensued. Weaker, more vulnerable investment and commercial banks were acquired, privatized, or in the case of 158-year-old Wall Street investment bank, Lehman Brothers, filed for bankruptcy. Governments across the globe implemented rescue efforts including multi-billion Dollar bail outs. In October 2008, many central banks across the globe in a coordinated rate cut, reduced their respective policy interest rates. The German government stated its intent to borrow as much as € 80 bn ($107.3 bn) to buy stakes in banks and provide an additional € 400 bn in debt guarantees. The global equity markets sustained a brief relief rally after Barack Obama was elected to be the US’s 44th president, offering a break from the uncertainty surrounding an election year. However, the President-elect was quick to emphasize that the wounds from the financial crisis were far deeper and would last much longer than anyone had originally anticipated.

Exchange Rate Development

World banks’ short-term interest rate cuts had a major impact on currencies, including the US Dollar, Sterling and Euro. The Sterling recently plummeted to a new record low against the Euro, moving closer to parity, after the Bank of England’s December meeting intensified speculation that it would cut interest rates aggressively in January. Investors seeking a safe

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haven from the havoc that has been overwhelming the world markets flocked to US treasuries which created a steep rise in the US Dollar since mid-year. While the lower US Dollar to Euro exchange rate negatively impacted Evotec’s financial position in the first half of 2008, the subsequent rise in the Dollar and decline of the UK Sterling were in Evotec’s favor. The Company usually generates approximately 40 to 50% of its revenues in Dollars and has a strong cost base in the UK. In addition, the currency translation of substantial liquid assets held in US Dollars into Euros positively impacted on Evotec’s reported liquidity position. The US Dollar hit a six-year high in early December but decreased after the US Fed cut the fed funds rates to a historic low of 0.25% and reversed its trend later in the month. The Bank of England and other central banks have suggested that further rate cuts can be expected and major global economic institutions have been forecasting that a recession will spread to the world’s developed countries in the coming months, if it is not there already. On cue, Germany, the world’s fourth-largest economy, announced its own recession in November.

Healthcare Review

The US Amex Biotechnology and NASDAQ Biotechnology Indices declined 18% and 13%, respectively in 2008, although both easily outperformed the broader markets. This offered little solace to the small and micro cap group, some of whose valuations have shrunk to nanocap levels. As global equity markets declined, the sector’s institutional investors reduced their biotechnology assets due to redemptions and a flight to safety and higher liquidity. Many biotechnology company market capitalizations were quickly reduced to or below the value of cash and cash equivalents and the discrepancy between the large cap group and mid-to-micro cap group appears larger than ever. The financing environment for biotechnology globally is reportedly at its lowest level in a decade and this current downturn in the financing cycle seems to be much worse than all of the recent cycles in the last 10 years. According to Goldman Sachs Global Investment Research, 50% of biotech companies in Europe will need to raise additional capital in 2009 or 2010, and similar percentages have been reported for the US. The lack of an IPO window appears terminal and companies find themselves on the brink of bankruptcy. As a result, a number of companies have been sold to larger biotechnology or pharmaceutical companies, are publicly on the block, or have found themselves on the opposite side of a reverse merger for private companies seeking public exits. While Big Pharma is not immune to the economic downturn, the pharmaceutical majors still have substantial balance sheets and continue to be able, and willing, to provide vital capital to the smaller companies. In this way the larger companies are increasingly appearing as the biotech sector’s potential white knights. Moreover, because of ongoing issues over patent expiries and shallow pipelines, nearly all the top pharma companies have publicly stated that their growth strategies include both organic R&D and opportunistic M&A of entire companies and individual projects. Looking forward, most sector analysts see little impact on pharma’s medium term R&D spending plans, with many of the top companies still targeting double digit R&D growth. Evotec believes these R&D strategies will continue to include outsourced R&D on both a fee-for-service and a collaborative/co-development basis, but remains cautions in the current general business climate.

Evotec is one of the very few European small cap biotech companies with a healthy liquidity position. However, in this difficult market environment Evotec will need to operate as capital-efficiently as possible. Focus on core assets will be essential and the Company will assess its R&D activities over the next several months and balance the investment in its pipeline appropriately so as to assure that Evotec’s cash will be sufficient to support operations beyond 2011. Evotec may consider earlier partnering or shelving some projects. Evotec believes that substantial liquidity is a competitive advantage in building the Company and shareholder value over this time frame.

The Regulatory Environment

The regulatory environment has only become more challenging than in past years. In March, the Food and Drug Administration (FDA) gained new powers to require distribution limits or other restrictions on the sale of new medicines and emphasized to the public that the agency would be focusing specifically on safety over efficacy. Managers were given discretion to miss or delay some drug approval dates if needed. It appears the FDA is concluding that the risk of approval is only justified if a drug meets an unmet medical need or if it provides a well-defined benefit over existing therapies. This means that in the near future Phase II proof-of-concept trials may be required to routinely include comparative trials, if there is a treatment available already, and the pharma industry has started to address safety and risk management issues as early as at the start of the development process.

04 To Our 07 Our Value 17 Management 49 Corporate

Shareholders Drivers Report Governance

For biotechs, including Evotec, this means that they need to demonstrate that there is a clear reason for compounds to exist and that the companies cannot leave comparative efficacy and reimbursement considerations to a future pharma partner. Despite the internal turmoil at the FDA, a recent report from the agency indicates there was still an increase in new drug approvals in 2008, estimated to be 21, up from 18 in 2007, even as deadlines were missed by regulators on more than a dozen drugs.

Managements’ General Assessment of Business Performance

Due to an exceptional performance in its collaborations business with significant milestones achieved and important new contracts or contract extensions signed, as well as due to favorable exchange rate effects, the Company exceeded its financial targets, which did not include out-licensing contributions related to EVT 201, for the year (see details below). In addition, the development of its pipeline projects proceeded successfully as planned. With the advancement of two late-stage preclinical programs from the Renovis acquisition into Phase I, a VR1 and a P2X7 antagonist, Evotec met its goal of having five compounds in clinical trials by the end of 2008. EVT 302, in development for smoking cessation, was well tolerated in Phase I safety and tolerability studies and started Phase II during the year. Proof-of-concept studies are ongoing and expected to reveal data in the first half of 2009. EVT 101 successfully completed two Phase Ib studies and is poised to progress into Phase II in 2009. All of this points to a solid year for the Company. However, during 2008, Evotec did not deliver on its objective to partner its lead compound, EVT 201 for the treatment of insomnia, which could have created significant value to Evotec and delivered important validation for Evotec’s business strategy (see ‘Growth Strategy and Non-Financial Performance Measures’ on page 20). At year-end, Evotec’s ordinary shares were valued below the Company’s available funds. Although the Company acknowledges that its failure in partnering EVT 201 is a disappointment, one should consider that Evotec remains well financed with a pipeline that includes several partnerable assets that could provide significant upside.

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Financial Report

On November 30, 2007 Evotec sold a major line of business, its Chemical Development Business, to Aptuit. From December 1, 2007 onwards, this business was no longer consolidated in the Evotec Group accounts and income and expenses for that business are retrospectively disclosed as discontinued operations in the statements of operations. All 2008 results shown and discussed in the following section are compared to the 2007 continuing operations.

On May 2, 2008, the Company completed the acquisition of Renovis, Inc. The operating results of Renovis from the period May 2, 2008 through December 31, 2008 are included in the accompanying consolidated statements of operations for the year ended December 31, 2008 and the assets and liabilities of Renovis at December 31, 2008 are included in the accompanying consolidated balance sheets. Therefore, the 2007 and 2008 results are not fully comparable. For further discussion on the Renovis acquisition and selected pro-forma financial results see Note 3 of the Consolidated Financial Statements.

Condensed Statement of Operations

		2007[1]	2008
Revenues	T€	32,885	39,613
Gross margin	%	24.4	44.5
– R&D expenses	T€	36,938	42,537
– SG&A expenses	T€	17,806	19,950
– Amortization and impairment	T€	11,135	28,136
– Restructuring expenses	T€	356	132
– Other operating expenses (income)	T€	(97)	91
Operating income (loss)	T€	(58,115)	(73,210)
Net income (loss) total	T€	(48,053)	(78,287)

[1] Continuing Business

Comparison of 2008 Financial Results with Forecast

Original Targets Exceeded

Evotec's financial guidance, as stated in the Outlook of the 2007 annual report, was for Group revenues of € 34 m to € 36 m, R&D expenses to increase to € 46 to € 51 m due to progress in the clinical pipeline and the Renovis acquisition. Absent any impairment charges, the 2008 operating result was expected to be in approximately the same range as in 2007. Cash and investments, including auction rate securities, at the end of 2008 after the acquisition of Renovis, were targeted to exceed € 85 m.

Evotec increased these financial targets at the time of its third quarter reporting:

Due to higher-than-anticipated milestones from the Boehringer Ingelheim collaboration and a solid overall performance in its collaborations business, revenues were expected to reach € 38 to 40 m. R&D expenses were expected to be lower and in the range of € 40 to € 45 m due to a reduced discovery spending, and the shift of a clinical milestone payment to Roche into early 2009. Excluding the effect of any non-cash impairment charges in both years this was expected to translate into an improved 2008 operating result over 2007. Additionally, following the payment resulting from Evotec's sale of convertible bonds of DIREVO Biotech AG, higher milestones and the favorable US Dollar exchange rate, Evotec increased its liquidity target to the range of € 90 m to € 95 m (based on September 30, 2008 exchange rates).

Evotec ended the year 2008 with € 39.6 m of revenues, € 42.5 m of R&D expenses and € 92.4 m of liquidity (cash, investments and auction rate securities). The revised guidance was fully achieved and the original financial objectives (as stated in the Outlook of the 2007 annual report) were well surpassed. As expected, the operating result before impairment charges improved over 2007.

Performance against Forecasts

	Forecast March 2008	Forecast Nov. 2008	Final results
Revenues	€ 34–36 m	€ 38–40 m	€ 39.6 m
R&D expenses	€ 46–51 m	€ 40–45 m	€ 42.5 m
Operating result before impairment	Approx. same range as 2007	Improved over 2007	Improved over 2007: € (45.6) m
Liquidity	> € 85 m	€ 90–95 m	€ 92.4 m

26

04 To Our Shareholders
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17 Management Report
49 Corporate Governance

Results of Operations

Revenues
Strong Performance in Collaborations with Three Milestones Achieved

Evotec Group revenues amounted to €39.6m, 20% above last year's level (2007: €32.9m) mainly due to the achievement of three milestones, amounting to payments of €8.5m, as part of Evotec's collaboration with Boehringer Ingelheim. Underlying revenues from research collaborations, including € 0.4 m from Renovis, were on last year's level despite negative currency effects in 2008 and the absence of library synthesis revenues following the transfer of this business into a joint venture with RSIL.

Revenues by Regions


50% Europe
39% US/Canada
11% Rest of the world

Revenues


41.6[2]
2.0
39.6
32.9
in € m
2007[1]
2008
Δ in %
+20

[1] Continuing Business.
[2] Pro-forma at constant 2007 currencies.

Currency effects had a negative impact on revenues throughout the year. If 2007 average currencies of the US Dollar and the UK Sterling against Evotec's reporting currency, the Euro, had been maintained during the year, revenues would have grown by an additional 6% to a total growth of 26% over the prior year.

The geographical spread of revenues for the Group continues to be focused on Europe, the US and Japan which remain the main markets for Evotec's products and services. Evotec Group recorded 50% of its revenues in Europe, 39% in the United States and 11% in Japan and the rest of the world. The higher percentage in revenues from Europe in comparison with prior years resulted from the milestone payments detailed earlier.

Cost of Revenue
Reduction Due to Favorable Currency Effects and Cost Focus

Costs associated with the Group's revenues include the cost of personnel directly associated with revenue generating projects, facilities and overhead used to support those projects and materials consumed in the provision of the product or service. The relative significance of these cost types varies with the service or product provided – for example, laboratory based projects require higher personnel cost but may require smaller quantities of materials, whereas screening projects involve lower personnel cost, but higher relative facility and material costs.

Costs of revenue were reduced by 12% to € 22.0m (2007: € 24.9m) which is mainly a result of favorable currency effects when converting UK Sterling denominated UK operation costs to Euro, but also due to continued focus on cost reduction and increased capacity utilization.

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Gross Margin

Milestone Payments Lead to Margin Improvement

The Group's overall gross margin for 2008 increased to 44.5% (2007: 24.4%). The strong improvement is largely attributable to the Boehringer Ingelheim milestone revenues which contributed €8.5m to 2008 gross profit (15.1% points). Foreign exchange effects increased the margin by 4.1% points over the prior year. Additionally, higher FTE (Full-Time-Equivalent) rates earned in results-based collaborations improved the margins in comparison with 2007.

Gross margins in the future may continue to be volatile, and significantly depend on the receipt of milestones or outlicensing payments.

Gross Margin


44.5
24.4
in %
2007[1]
2008

[1] Continuing Business.

Research & Development Expenses

Advancing the Pipeline and Acquiring Renovis

Total Research & Development (R&D) expenses increased by 15% to €42.5m (2007: €36.9m). The majority of the Group R&D expenditure was directed towards further pipeline value creation. The increase is mainly a result of the inclusion of Renovis R&D costs following the acquisition in May 2008 (€8.1m) and a milestone payment in the amount of €2.7 m granted to Roche for the start of Phase II studies with EVT 302 in the first quarter of 2008. Internal discovery projects accounted for approximately 39% of R&D spend, focused on delivering clinical assets to the pipeline in future years, clinical programs accounted for approximately 49%, platform R&D for 4% and Overhead for 8% (see table on the right). (For an overview of Evotec's 2008 R&D program see 'Research and Development' on page 22).

Due to the nature and timing of the various clinical programs during the year there has inevitably been volatility in the R&D expenditure between quarters, with R&D amounting to €12.8m, €9.1m, €9.5m and €11.1m in Q1 to Q4 respectively. The first quarter was above average due to the milestone payment to Roche. From May onwards Renovis is consolidated in Evotec's results.

With the acquisition of Renovis, discovery expenses increased in total and in relation to total R&D expenses from €8.6m or 23% in 2007 to €16.4m or 39% in 2008. The expenses for clinical programs, however, decreased from €23.5m or 64% to €20.8m or 49% over the same period. In 2007, clinical expenses were driven higher mainly due to the two large US Phase II studies with EVT 201 which were completed before the end of that year.

R&D Expenses by Categories

		2007	2008
EVT 201	T€	9,773	4,554
EVT 100 family	T€	5,605	4,402
EVT 302	T€	8,046	11,090
EVT 301[1]	T€	118	–
$P2X_7$[2]	T€	–	750
Discovery projects[2][3]	T€	8,574	16,411
Platform R&D	T€	1,617	1,918
Overhead expenses	T€	3,205	3,412
Total	T€	36,938	42,537

[1] The development of the project was discontinued in September 2006. 2007 costs are project wind down costs.
[2] Discovery projects are those that have not reached the clinical phase.
[3] Renovis projects included from May 2008 onwards.

R&D Expenses


36.9
42.5
in € m
2007[1]
2008
Δ in %
+15

[1] Continuing Business.

28
04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

Out of the Group's total R&D expenses € 1.9 m (2007: € 1.6 m) was used to further support specific platform technologies. Such platform R&D was focused on Evotec's capabilities in structural biology as well as fragment-based screening.

Selling, General & Administration Expenses
Increase due to Integration of Renovis

Selling, general & administration (SG&A) expenses increased by 12% to € 20.0 m (2007: € 17.8 m). The increase was primarily due to the inclusion of Renovis, consultancy expenses to achieve Sarbanes-Oxley compliance (see 'Internal Controls over Financial Reporting (SOX)' on page 41) and certain severance payments. However, savings were generated in personnel expenses as a consequence of realizing synergies following the merger with Renovis. Further synergies and savings in other functions as well as currency effects contributed favorably. As of December 31, 2008, headcount in SG&A on a pro-forma basis for Evotec and Renovis was 11 FTE's lower than at the same time in the previous year.

Operating Result
Increased Loss Due to Higher R&D Investment and Impairment

Despite the significant increase in gross profit, operating loss increased by 26% to € 73.2 m (2007: € 58.1 m) due to higher R&D expenses and impairment.

As a result of the Company's regular impairment review, a non-cash impairment of goodwill (€ 20.3 m) and of intangible assets (€ 7.3 m) was recognized in the 2008 results. The goodwill impairment charge was related to the acquisition of Oxford Asymmetry International plc in 2000 and the impairment of intangible assets for projects acquired with Evotec Neurosciences in 2005 (for a more detailed explanation see 'Impairment Review' on page 33).

Amortization of intangible assets declined to € 0.6 m (2007: € 2.6 m) because certain intangible assets, acquired with Evotec Neurosciences, were completely amortized during 2007 or in the first quarter 2008.

Restructuring expenses amounted to € 0.1 m (2007: € 0.4 m) and relate to separation costs in connection with the sale of the Chemical Development Business.

Other operating income and expenses in 2008 mainly include the sublease of facilities and administrative support services rendered to PerkinElmer Cellular Technologies GmbH (former Evotec Technologies GmbH) with a positive contribution. In the first quarter 2008 they also included services to Aptuit following the sale of the Chemical Development Business in late 2007.

SG&A Expenses


17.8
20.0
in € m
2007[1)]
2008
Δ in %
+12

[1)] Continuing Business.

Operating Result


Δ in %
–26
2007[1)]
2008
in € m
–58.1
–73.2

[1)] Continuing Business.

Net Result
Deferred Tax Expenses and Foreign Currency Exchange Loss but High Income from Financial Assets

Net loss of the Evotec Group increased by 63% to € 78.3 m (2007: € 48.1 m).

The negative impact on net loss below the operating line resulted mainly from tax effects and foreign currency exchange loss. Evotec incurred income tax in the amount of € 1.9 m (2007: € 0.1 m) in the subsidiary Evotec (UK) Ltd which, in 2008, reported a net profit. In addition, deferred tax expenses for the year amounted to € 0.4 m, while last year included a deferred tax benefit of € 6.4 m. The 2007 benefit resulted primarily from the recognition of deferred tax assets on tax loss carry forwards of Evotec Neurosciences, which was utilized by the reversal of the deferred tax liabilities incurred after the acquisition in 2005. Furthermore, a foreign exchange loss of € 12.1 m (2007: gain of € 1.6 m) was recorded. In accordance with IAS 21 the Company recognized a foreign exchange loss of € 11.8 m as a result of the reduction of capital reserve of its subsidiary, Evotec (UK) Ltd, paid to Evotec AG in 2008. This is deemed to be a repayment of share capital resulting in the cumulative foreign exchange losses related to the investment in this subsidiary, which were previously recorded as a compo-

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Net Income


Δ in %
–63
2007[1]
2008
in € m
–48.1
–78.3

[1] Continuing Business.

nent of equity, being reclassified into the Company's Statement of Operations in 2008. In addition, as explained in the Risks section, the Company enters into foreign exchange hedging contracts to provide predictability of parts of its revenues. With the volatility of foreign exchange markets and the duration of the revenue streams that are being protected, realized and unrealized gains or losses are experienced during the year.

The main factors that impacted net loss positively below the operating line are other income from financial assets and interest income. Income from financial assets includes the income relating to the sale of DIREVO Biotech AG convertible bonds in connection with the sale of DIREVO Biotech AG to Bayer HealthCare (€ 4.6 m), the gain on the put option for auction rate securities (€ 1.8 m) and a profit on the sale of marketable securities (€ 0.8 m). Net interest income improved to € 2.1 m and resulted from higher average cash and investment balances (2007: € 1.5 m).

This translates into a total net loss per share for Evotec of € 0.82 (2007: € 0.67). The weighted average number of shares used in calculating basic earnings per share (EPS) increased by 23,369,545 shares to 95,198,525 following the acquisition of Renovis.

Financing and Financial Position

Financial Management Principles

Evotec manages its financial resources to progress its strategy of taking clinical programs through development to stages where partnering is value-creating to the Company. These clinical programs are derived from the Company's proprietary discovery projects (such as the $P2X_7$ and VR1 programs), or identified externally and in-licensed or acquired (such as EVT 201 and EVT 302). Therefore, sufficient funds need to be available to successfully pursue these programs. When appropriate, the Company takes advantage of selected bank debt offerings and has previously raised capital through the issuance of new shares. Evotec attempts to maintain a high level of cash, cash equivalents and investments to fund its R&D programs, and apart from bank debt and asset financing, the Company has no major long-term financial obligations or liabilities.

Capital expenditure proposals are carefully evaluated by management to ensure that they relate to business strategy, by either maintaining or enhancing its proprietary research. The Company adheres to the principle of cost consciousness without compromising on long-term viability.

Cash Flow from Continuing Business

Cash Flow Used in Operations Increased Due to Pipeline Advancement

Group cash flow used in operating activities was € (41.3) m (2007: € (33.4) m) and is mainly the result of the continued high level of investment to drive the advancement and enhancement of Evotec's R&D pipeline.

Cash flow from investing activities was € 61.0 m (2007: € 22.8 m) and results primarily from the sale and purchase of current investments which resulted in a net cash increase of € 49.5 m and cash acquired in the Renovis acquisition of € 10.7 m

Condensed Cash Flow Statement

T€	2007[1]	2008
Net cash provided by (used in)		
– Operating activities	(33,405)	(41,278)
– Investing activities	22,834	61,049
– Financing activities	(156)	(4,309)
Net increase/decrease in cash and cash equivalents	(10,727)	15,462
Exchange rate difference	(8,831)	1,611
Cash and cash equivalents		
– At beginning of year	57,549	37,991
– At end of year	37,991	55,064
– Short-term investments	55,685	29,034
– Auction rate securities	–	8,303
Liquidity at end of year	93,676	92,401

[1] Continuing Business.

30
04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

(for a full overview of cash and investments acquired in connection with the Renovis acquisition please see Note 3 to the Consolidated Financial Statements). In addition, € 4.6 m was received by the Company in the fourth quarter related to the proceeds from Evotec's sale of DIREVO Biotech AG convertible bonds, and € 2.0 m was received from escrow related to the sale of our instrument business in 2007. This was partially offset by capital expenditures of € (3.5) m and transaction costs related to the acquisition of Renovis (€ (2.2) m).

Net cash flow used in financing activities was € (4.3) m (2007: € (0.2) m) and is primarily composed of transaction costs related to the capital increase for the acquisition of Renovis € (2.6) m and repayment of loans € (2.4) m partially offset by new loans of € 0.6 m.

The exchange rate difference on the net increase in cash and cash equivalents of € 1.6 m resulted from the strengthening of the US Dollar, offset slightly by the weakening of the UK Sterling in relation to the Euro when comparing the balance sheet date rates of 2008 and 2007 and their effect on historical book values. The overall exchange rate effect was positive although the year-end cash position was negatively impacted by € 1.0 m.

Capital Expenditure[1]


3.1
0.2
2.9
3.5
in € m
2007[2]
2008
Puchase PPE (fixed assets)
Purchase intangible assets

[1] Without finance lease.
[2] Continuing Business.

Liquidity and Hedging
Strong Liquidity of € 92.4 m at Year-End

Evotec ended 2008 with a total liquidity of € 92.4 m (2007: € 93.7 m), including cash and cash equivalents (€ 55.1 m), short-term investments (€ 29.0 m) and auction rate securities (€ 8.3 m; assumed in the Renovis acquisition). The cash and short-term investments can all be accessed within a period of less than three months whereas auction rate securities can

Cash Development[1]


93.7
–41.3
+44.6
–3.5
+4.6
–4.8
–2.5
+1.6
92.4
in € m
31.12.07
Operating cash flow
Renovis cash & investments
Capex excl. finance leases
Direvo warrants
Transaction costs
Other investing & financing CF
F/X difference
31.12.08

[1] Including investments.

55 Consolidated Financial Statements 90 Supervisory Board Report 31

be accessed within 18 months. For further discussion of the auction rate securities please see Note 12 to the Consolidated Financial Statements.

Deposits are primarily held in the three major currencies in which the Group trades – Euro, UK Sterling and US Dollar (see pie chart below). While currency exchange rate movements affect this measure of Evotec’s liquidity, these funds are held in currencies other than the Euro in order to meet local operating needs; therefore, any potential translational loss or gain in liquidity is generally a balance sheet loss or gain only. As of December 31, 2008, Evotec had a €1.6 m unrealized loss in the translation of liquid assets held in US Dollars or UK Sterling into Euros. Based on year-end 2007 currency exchange rates, liquidity would have amounted to €94.0 m as of December 31, 2008.

Evotec actively manages its funds to maximize the return while seeking to maintain principal preservation and liquidity. Evotec’s cash and investments are located at several different banks and financial investments are made in liquid, highly diversified investment instruments in low risk categories (products or financial institutions rated A or better (Standard & Poor’s ratings or equivalent)).

Liquidity1) by Investment Type

€ 8.3 m auction rate securities

€ 1.9 m US treasuries

€ 6.6 m commercial papers

€ 29.0 m money market funds

€ 35.1 m cash at bank

€ 11.5 m short-term deposits

1) Including auction rate securities.

Functional Currency Holdings1)

€ 0.3 m held in Swiss Franc

€ 39.7 m held in US Dollar

€ 36.0 m held in Euro

€ 16.4 m held in UK Sterling

1) Including auction rate securities.

A Continued Challenging Cash Management Environment

The Evotec Group is exposed to both transactional and translational foreign currency risk.

Operating units are exposed to transactional risks arising from revenues and expenses denominated in currencies other than those of the local currency. Currency exchange rates were extremely volatile during 2008. The decline of the UK Sterling

GBP vs. Euro 2008

1 £ = x €

1.35

1.30

1.25

1.20

1.15

1.10

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Average monthly foreign exchange rates. Source: www.oanda.com

Euro/GBP vs US Dollar 2008

1 € = x $ 1 £ = x $

1.60 2.20

1.55 2.10

1.50 2.00

1.45 1.90

1.40 1.80

1.35 1.70

1.30 1.60

1.25 1.50

1.20 1.40 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

EUR/US Dollar average monthly foreign exchange rates. GBP/US Dollar average monthly foreign exchange rates.

Source: www.oanda.com

32 04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

against the Euro during the full year and the decline of the US Dollar against the Euro during the first three quarters negatively affected 2008 reported revenues while conversely reducing expenses. In the fourth quarter of 2008 the increase in the US Dollar exchange rate versus the Euro resulted in a slightly positive impact for revenue in this quarter. To protect against unfavorable currency movements the Company used financial instruments to reduce the risk by using forward contracts and other hedging instruments, selling US Dollars against UK Sterling. The Group also takes increasing advantage of natural hedging opportunities; for example matching clinical trial US Dollar denominated costs with US Dollar revenues.

The translation exposure primarily relates to the income statement and balance sheet of its UK based subsidiary and its US based subsidiary which have a UK Sterling and US Dollar denominated cost and asset base, respectively. The Company does not use financial instruments to hedge its translation exposures. The cash translation exposure is mitigated by anticipated future costs denominated in both the UK Sterling and US Dollar.

The foreign exchange gain or loss shown in the Financial Statements is derived from the gains and losses on transactions denominated in a currency other than the local currency, the change in the value of foreign currency assets and liabilities recalculated into local currency at the balance sheet date, and fair value adjustments relating to financial instruments held. The notional amounts of currency related financial instruments held at December 31, 2008 were $6.0 m (€ 4.3 m; 2007: € 0 m).

As an additional tool to manage short-term and medium term liquidity, the Company makes use of long-term bank loans and asset financing, the latter primarily for equipment used to maintain and further develop its discovery platform. The sum of these debt instruments – including both long term and current portions – at the end of 2008 was € 11.3 (2007: € 11.7 m). The currency of these year-end debt positions were € 9.8 m in Euro, €1.0 m in US Dollars and € 0.5 m in UK Sterling (2007: € 11.6 m, € 0.0 m and € 19 thousand respectively).

Assets, Liabilities and Stockholders’ Equity

Capital Structure

New Shares Issued for Acquisition of Renovis

Evotec increased its share capital in the second quarter of 2008 due to the issuance of 34,970,268 new shares related to the acquisition of Renovis in May 2008. For further discussion of the Renovis acquisition see Note 3 of the Consolidated Financial Statements. As a result of this transaction, Evotec’s share capital increased to € 108.8 m (2007: € 73.9 m). Total equity decreased to € 149.9 m (2007: € 170.6m) primarily as a result of the Company’s net loss for the year.

There were no options exercised by Evotec employees during the year ended December 31, 2008. In connection with the acquisition of Renovis, Evotec issued shares to a Trust as replacement for the outstanding options and similar share-based compensation arrangements involving Renovis employees. Of those issued shares 701,688 were released from this trust during the period May 2 through December 31, 2008.

Evotec’s equity ratio continued to be strong, amounting to 81.9% (2007: 82.0%).

Assets and Liabilities

Significant Foreign Exchange Impact and Renovis Acquisition

Despite the acquisition of Renovis, the Company’s total assets decreased by € 25.0 m to € 182.9 m as of December 31, 2008 from € 207.9 m as of December 31, 2007. This effect results primarily from the decline in the currency value of the UK Sterling as compared to the Euro related to the Company’s assets in the UK and impairment charges taken in 2008.

Current assets as of December 31, 2008 decreased by €18.8 m primarily as a result of cash used in operations as well as decreases in our trade accounts receivable, taxes receivable and other current financial assets. The decrease in other current financial assets is primarily due to the receipt in 2008 of the remaining purchase price related to the sale of Evotec Technologies GmbH that was held in escrow at the end of 2007 (€ 2.0 m). This decrease was partially offset by an increase in intangible assets and in other non-current financial assets (auction rate securities) acquired as part of the purchase of Renovis.

55 Consolidated Financial Statements   90 Supervisory Board Report   33

In 2008, current liabilities decreased by € 2.5 m primarily as a result of a decrease in accounts payable partially offset by smaller increases in provisions, current maturities of long-term loans, current income taxes payable and other current liabilities.

Total non-current liabilities decreased by € 1.8 m to € 11.2 m at December 31, 2008. The decrease is primarily related to the decrease in long-term loans as a result of the net pay down of existing loans.

Condensed Balance Sheet

T€	2007	2008
Cash, cash equivalents and short-term investments	93,676	84,098
Trade account receivables	5,137	2,531
Inventories	2,394	2,139
Other current assets	10,634	4,310
Property, plant and equipment	18,561	18,468
Intangible assets and goodwill	76,399	60,455
Other non-current assets[1]	1,077	10,899
Total assets	207,878	182,900
Trade accounts payable	15,093	7,191
Current provisions	5,123	6,859
Other current liabilities	4,121	7,776
Long-term liabilities	11,391	9,752
Deferred tax liabilities	1,597	1,463
Total stockholders' equity	170,553	149,859
Total liabilities and stockholders' equity	207,878	182,900

[1] 2008 including auction rate securities.

Working Capital Calculation

T€	2007	2008[1]
Trade accounts receivable	5,137	2,531
Inventories	2,394	2,139
Other current assets	10,634	3,449
Assets	18,165	8,119
Trade accounts payable	15,093	4,569
Current provisions	5,123	5,336
Other current liabilities[2]	2,285	4,568
Liabilities	22,501	14,473
Working capital	(4,336)	(6,354)
Δ Working capital		(2,018)

[1] Excluding impact of Renovis acquisition.
[2] Excluding loans and finance-leases.


Working Capital
Δ in %
-47
2007
2008
in € m
-4.3
-6.4

Off-Balance-Sheet Financing

The Company is not involved in any off-balance sheet financing transactions.

Impairment Review

The Company performed its annual regular review of tangible and intangible assets for potential impairment in accordance with IFRS during the final quarter of 2008. This has resulted in the Group taking an impairment charge of € 20.3 m against the carrying value of the goodwill attributable to the laboratory-based Oxford operations. The goodwill originates from the acquisition of Oxford Asymmetry International (OAI) in 2000 (see also the impact on the Statement of Operations under 'Operating Result' on page 28).

The Company also performed an impairment review of the intangible assets acquired from Evotec Neurosciences (ENS) in 2005 and an impairment charge of € 7.3 m was taken against EVT 201, as a result of partnering delays, as well as against some of the earlier discovery projects. The Company additionally performed an impairment analysis of the Renovis intangible assets and concluded that no need for an impairment existed.

The majority of the impairment charge results from the Company's decision to focus on core assets and to discontinue earlier discovery projects in order to reduce annual R&D spend in the current challenging environment.

As of December 31, 2008 Evotec's market capitalization was below the value in use of its assets and has therefore conducted a Company wide impairment model. Based on its pipeline assets, collaborations business and solid liquidity position management has concluded that its assets are not overvalued and no further impairment is necessary.

34 04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

Non-Financial Performance Indicators

A number of important non-financial performance measures relating to Evotec’s growth objectives, such as the progress of its development programs, organic and external pipeline growth, the productivity of Evotec’s discovery engine and the importance of developing partnerships for pipeline products, are described in detail in the section ‘Growth Strategy and Non-Financial Performance Measures’ on page 20 of this Management Report.

Intellectual Property

Evotec actively manages its own patent portfolio from the very early-stage of an invention. Evotec seeks, when appropriate, patent protection for its product candidates, technologies and other proprietary information.

As of December 31, 2008, Evotec had more than 130 patent and utility model families under its full control. All of these are on file, or pending through national and/or foreign applications such as patent applications filed under the Patent Cooperation Treaty, or applications filed with the United States Patent Office, the European Patent Office, or the Japanese Patent Office. Evotec reviews its patent portfolio regularly and decides whether to maintain or withdraw its patent applications and patents based on the importance of such intellectual property for its strategy.

In addition, pursuant to agreements with Roche, Evotec has exclusively in-licensed several drug candidates, including the EVT 100 family, EVT 201 and EVT 302. These are protected by diverse composition of matter patent families as well as their therapeutic use in major countries worldwide.

On top of the selective in-licensing of product candidates, Evotec pursues its own discovery projects and thereby intends to build a pipeline of drug candidates that have the potential to provide compounds for partnering. With this end in mind, Evotec monitors the research activities and results of in-house research in order to identify potentially patentable drug candidate series. Numerous patent applications have been filed so far for such series. Drug candidates from the VR1 program partnered with Pfizer and Evotec’s P2X7 program have advanced into human clinical trials in 2008, whereas other programs such as the P2X3/ P2X2/3 and the H3 programs are at the late preclinical research stage.

Furthermore, with its deep knowledge in CNS-related diseases, Evotec has established a solid position in the identification and validation of molecular targets involved in Alzheimer’s disease and other neurodegenerative diseases.

Over the past years, Evotec has built a patent portfolio that covers the use of such targets for diagnostic and drug discovery purposes.

Evotec has also developed a number of biological assays, i.e. methods to measure the chemical or biological activity of any combination of targets and compounds, which are also patent protected.

Patents and patent applications for detection and other platform technologies support Evotec’s intellectual property position. Evotec owns a portfolio of patent families as well as utility models on such technologies, many of which have been out-licensed to PerkinElmer Cellular Technologies Germany GmbH, Evotec’s renamed former subsidiary Evotec Technologies GmbH. Furthermore, Evotec is the holder of non-exclusive licenses for technologies owned by PerkinElmer Cellular Technologies Germany GmbH, Olympus Corporation and other third parties.

Information Technology

In 2008, the Company implemented a new ERP system for Evotec AG and Evotec (UK) Ltd to provide in the future consolidated Company accounts, more efficient financial reporting and project accounting, and automated business processes. The Company’s eScience team has developed and implemented a new Corporate Chemical Database. This system has increased the efficiency and effectiveness of compound registration, data management and dispatch processes. In addition, the Renovis IT systems have been successfully integrated into Evotec’s IT infrastructure.

Procurement and Quality

The implementation of the new ERP software system in most of the Evotec businesses during 2008 has provided benefits to many areas of the business, by standardizing and automating processes and controls across the Evotec Group.

Materials are generally available from a wide range of suppliers. In cases where supply is more restricted strategic supply agreements are generated to secure long-term supply and pricing.

Evotec was protected from the fluctuations in energy prices by having annually awarded energy contracts with fixed pricing for most of its supply.

55 Consolidated Financial Statements   90 Supervisory Board Report   35

Business processes are reviewed and optimized to ensure quality within the process. The clinical development business is certified as compliant to GCP (good clinical practice), a requirement for operating clinical trials. Production of material intended for human clinical trials is only undertaken by contract manufacturers licensed by the relevant authority.

Occupational Safety and Environmental Management

Evotec complies with local regulations, reporting requirements, permits and licences in these areas at each of its facilities. Documentation, practices and audits of these key processes provide a strong basis for continuous improvement. These include: emergency response, fire safety, engineering and maintenance procedures, waste disposal and safe handling and use of dangerous substances.

Human Resources

The transformation into a drug discovery and development company requires that Evotec fully capitalizes on its human resources. This year the Company's priority was to focus on integrating the talented employees of Renovis into the Evotec organization. One of the key objectives has been to retain the talent base of the Company in all three of its regions. Evotec believes its pool of talent is critical for the Company's future development and it has put in place programs to ensure that its employees are professionally developed so that the Company delivers on its strategy.

Headcount Development

At the end of December 2008, the number of employees at Evotec was 418. This is an increase of 8% from the end of the previous year. This growth primarily reflects the addition of employees resulting from the merger with Renovis. Evotec's strategy has been to retain its best scientific talent but centralize certain administrative functions at its corporate headquarters in Hamburg.

Employees as of December 31


418
399
364
358
386
63[2]
355
2004[1]
2005[1]
2006[1]
2007[1]
2008
Δ in %
-3
-9
-2
+8
+8[3]

[1] Continuing Business.
[2] Employees added through Renovis acquisition.
[3] Based on total number of employees.

Headcount Analysis by Area and Qualification as of December 31, 2008

	Total	Male	Female	Biologists/ Bio-chemists	Chemists	Physicians/ Pharma-cologists	Physicists, Engineers (R&D)/ IT Experts	Others
– Discovery Hamburg	109	42	67	26	6	5	7	65
– Discovery Oxford	170	111	59	3	83	0	1	83
– Discovery South San Francisco	48	31	17	7	6	4	1	30
– Clinical Development	9	5	4	2	0	4	0	3
– Sales & Administration	69	36	33	5	7	0	3	54
– Corporate	13	8	5	2	0	0	0	11
– Total Hamburg	145	61	84	34	8	6	10	87
– Total Oxford	210	134	76	4	88	3	1	114
– Total South San Francisco	63	38	25	7	6	4	1	45
Total	418	233	185	45	102	13	12	246

36 04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

‘Straight on’ with Excellence

In keeping with its strategy, Evotec has concentrated on the retention and development of its scientific employee base. Each site deals with different issues pertaining to the employees specific to their regions. Evotec believes that it is more cost effective to create internal, country specific programs that directly address the requirements of each location.

Hamburg: Cross mentoring – a viable option of talent development programs

In 2008, a pilot mentoring program was initiated across small to medium-sized biotech companies located in Hamburg. In the industry, there is an urgent need to increase the over- all leadership and management capabilities of high potential employees. With limited human and financial resources, cross mentoring builds on the synergies between these companies. It is considered to be a cost-effective tool to provide support, encouragement, information and advice to young professionals. In addition, it is an ideal way to build a network of contacts that is essential to their advancement. From 11 relevant companies in the Hamburg region 20 individuals were identified and partnered with enthusiastic mentors.

Oxford: Outstanding scientists – talent identification and development program

Turnover among its scientists is primarily due to the fact that the Company is small and there are larger companies ready to recruit well trained, talented scientists from Evotec. Evotec initiated a program to identify outstanding scientists who in addition to some financial recognition would gain opportunities to grow their scientific knowledge through further development, attendance at conferences and experience. For this program 16 scientists were identified and have been recognized within the Company.

South San Francisco: Retaining top talent

Operating stability was critical post-merger, so Evotec’s goal was to reduce the unnecessary distractions caused by the process of integration. The Company wanted to ensure all its employees encountered minimal diversion from their efforts of developing the US assets and programs.

The goal was to give all employees a better understanding of Evotec’s broader corporate strategy and to make sure that the integration went as smoothly as possible from Renovis’ standpoint. In 2008, Evotec also assimilated Renovis’ goals (which complemented Evotec’s goals), thus assuring continuity and consistency. In 2008, the staff turnover for the site was 3% as compared with the local community of 12.5%.

55 Consolidated Financial Statements
90 Supervisory Board Report
37

Remuneration Report

The Remuneration Report describes the Company's remuneration structure and provides information about the payments to the board members in accordance with the requirements of the Corporate Governance Code. It is part of both the Consolidated Financial Statements and the Corporate Governance Report.

Remuneration of the Management Board

In 2008, remuneration of members of the Management Board totalled T€ 1,264 the variable part of which amounted to T€ 362.

Fixed remuneration includes base salaries, contributions to personal pension plans, premiums for accident and accidental death insurances as well as the benefit derived from the use of company cars.

Variable remuneration is based on a bonus scheme that is designed every year by the Remuneration and Nomination Committee of the Supervisory Board and is subsequently approved by the Supervisory Board. The variable portion of the remuneration paid out in 2008, payable upon the achievement of certain strategic targets for the business year 2007, was based on several criteria. For Jörn Aldag, 40% was based on the achievement of defined corporate milestones, 30% on the achievement of budgeted financial targets and 30% on the achievement of share price targets. For Dr Mario Polywka and Dr Klaus Maleck, the variable portion of the remuneration paid was based on the following criteria: 40% on the achievement of defined corporate milestones, 40% on the achievement of budgeted financial targets and 20% on the achievement of personal objectives.

The variable portion of the remuneration to be paid out in 2009 is dependent on the achievement of certain strategic targets for the business year 2008. For Dr Klaus Maleck and Dr Mario Polywka, it will be based on the following criteria: 67.5% on the achievement of defined corporate milestones, 22.5% on the achievement of budgeted financial targets and 10% on the achievement of personal targets.

In addition to their fixed and variable remuneration, the members of the Management Board received a total of 600,000 stock options in 2008 under the Company's stock option plans. The options granted in 2008 are subject to the stipulations of the Option Plan 2007 and may be exercised after three years if the conditions of this plan are met.

Remuneration of the Management Board 2008

	Fixed remuneration in T€	Variable remuneration in T€	Stock options	Fair value options granted in T€
Jörn Aldag	376	217	400,000	188
Dr Klaus Maleck	215	48	100,000	47
Dr Mario Polywka	311	97	100,000	47
Total	902	362	600,000	282

The contracts of the Management Board members contain a change-of-control clause that would allow them, in the event of a takeover of the Company, to terminate their current contracts. Such a change-of-control occurs when a new investor assumes more than 30% of the shares of the Company. Upon contract termination, under this clause, the Management Board members are entitled to severance payments of one year's base salary plus bonus calculated on the basis of the prior year's remuneration.

When Jörn Aldag resigned as Chief Executive Officer of Evotec and from the Company's Management Board, he and Evotec entered into a non-competition agreement exceeding the regular duration of his service agreement. It was also agreed upon a lump-sum payment equivalent to the remuneration that Jörn Aldag would have received had his contract expired and not been terminated. No further severance payments were agreed. The exit agreement stipulates gross total payments of about € 2.0 m to Jörn Aldag, including the bonus for the business year 2008 (€ 0.3 m). These payments include T€ 573 fixed and T€ 805 variable remuneration for the period until his contract would have expired if not terminated as well as T€ 644 for the non-competition agreement. Of this sum, € 1.7 m is due for payment in early 2009 and the remaining € 0.3 m in early 2010.

Jörn Aldag will retain 947,600 of unvested options granted to him in the past. They continue to be valid in line with the respective resolutions of the annual general shareholder meetings.

Remuneration of the Supervisory Board

The general principles of Supervisory Board remuneration are set forth in the Company's Articles of Association by the Annual Shareholder Meeting. The members of Evotec's Supervisory Board are entitled to fixed and performance-based payments. In accordance with the recommendations of the Corporate Governance Code, Chair and Deputy Chair positions

38
04 To Our Shareholders | 07 Our Value Drivers | 17 Management Report | 49 Corporate Governance

on the Supervisory Board as well as the chair positions and membership on committees are considered when determining the fixed remuneration of individual members. Every Supervisory Board member receives €15,000 per year, with the Chair receiving twice that amount and the Deputy Chair one and a half times that amount. Members of Supervisory Board committees additionally receive €3,750 per year, with the chairperson receiving twice that amount.

In addition to the fixed remuneration and in accordance with the suggestions of the Code, the members of the Supervisory Board receive payments tied to the Company's long-term performance, in the form of Evotec shares. This serves as a further incentive for Supervisory Board members to focus on the Evotec share price. In addition, if Evotec shareholders are paid a dividend, every Supervisory Board member will receive an extra €500 for every cent that the dividend per share exceeds 15 cents.

For their contributions in 2008, the individual members of the Evotec Supervisory Board received the following compensation:

Remuneration of the Supervisory Board 2008

	Fixed remuneration in T€	Share-based compensation in T€	Total in T€
Dr Flemming Ørnskov	12.8	5.1	17.9
(Chairman)[1]			
Dr Hubert Birner	23.8	8.8	32.6
(Deputy Chairman)			
Dr Peter Fellner	18.7	7.5	26.2
Dr Corey Goodman[1]	6.4	2.6	9.0
Mary Tanner	18.7	7.5	26.2
John Walker[1]	7.7	2.6	10.3
Prof Dr Heinz Riesenhuber[2]	24.7	9.9	34.6
Peer Schatz[2]	19.8	7.4	27.2
Dr William J Jenkins[2]	9.9	4.9	14.8
Total	142.5	56.3	198.8

[1] Elected by the Annual Shareholder Meeting on August 28, 2008.
[2] Tenture ended with the Annual Shareholder Meeting on August 28, 2008.

The Honorary Chairman of the Supervisory Board receives no remuneration for his position.

After his resignation from the Supervisory Board, Professor Dr Heinz Riesenhuber entered into a two-year consultancy agreement with Evotec. Thus the Company will be able to call upon Professor Dr Riesenhuber's knowledge and expertise of the Company's business activities and its business environment. The agreed compensation amounts to T€23 per year.

For the period from December 2008 to June 2009, the Company entered into a consultancy agreement with flemmingo GmbH, a consultancy firm led by Evotec's Supervisory Board Chairman Dr Flemming Ørnskov. Reaching well beyond Dr Ørnskov's duties as Chairman of the Supervisory Board, flemmingo GmbH consults the Company in discussions and negotiations with potential industry partners about partnering of Evotec's drug candidates. The firm also provides Evotec consulting services related to the finalization of a strategic project. For its services the consultancy firm receives T€25 per month.

There are currently no further consultancy agreements between Evotec and current or former members of the Supervisory Board.

Directors and Officers Liability Insurance (D&O Insurance)

Evotec has procured directors and officers liability insurance coverage for its Management and Supervisory Board members, its senior management and the directors of its subsidiaries, at a cost to the Company of T€179 in 2008 (2007: T€60). The steep rise in premium is due to the extension of the insurance coverage to the US in the wake of Evotec's acquisition of the US based Renovis and Evotec's subsequent listing on NASDAQ. For the Management and Supervisory Board members an appropriately sized deductible was agreed upon.

55 Consolidated Financial Statements 90 Supervisory Board Report 39

Information Pursuant to Section 315 Paragraph 4 of the German Commercial Code

Evotec’s management focuses on value creation. To that degree, any change-of-control or takeover offer that realizes some of the embedded value of the Company for the benefit of current shareholders, is carefully analyzed with regard to the synergies proposed and the future value creation claimed. A change in control will generally have occurred if, as a result of any takeover, exchange or other transfer, a single shareholder or a group of shareholders acting in concert acquires more than 30% of the outstanding voting rights in Evotec or, if as a result of a merger or reverse merger the shareholders of Evotec from the effective date of such transaction cease to own more than 30% of the outstanding voting shares in the merged entity. Evotec has no specific takeover-defense measures in place.

Composition of Capital Stock and Voting Rights

As of December 31, 2008 the capital stock of Evotec AG amounted to € 108,838,715 and was divided into 108,838,715 non-par value shares. All shares are bearer shares and have the same voting rights. Management is not aware of any restriction of the voting rights or the right to transfer. Existing stock option schemes do not allow for immediate vesting or additional issuance in the case of a takeover offer. Also, no binding lock-up agreements have been made with any shareholder, and neither stock loans, nor pre-emptive stock purchase rights are known to the Company. Also, the Company does not control voting rights of any shares owned by employees. No shareholder holds the right to have representatives on the Company’s Supervisory Board, or is restricted or bound to specific votes at annual shareholder meetings.

Shareholdings Exceeding 10% of Voting Rights

The Company has not been notified of direct or indirect shareholdings in its share capital exceeding 10% of the capital stock. As of December 31, 2008, TVM V Life Science Ventures GmbH & Co. KG and ROI Verwaltungsgesellschaft mbH, together with its affiliates, held each more than 5% of the shares respectively.

During 2008, Evotec received the following notifications from shareholders:

In May 2008, Roland Oetker gave notice that on May 6, 2008 due to the capital increase associated with the acquisition of Renovis, Inc. his voting interest in Evotec AG fell below the threshold of 10% and then amounted to 7.79% (8,476,434 shares). These voting rights are to be fully imputed to him by

ROI Verwaltungsgesellschaft mbH. Consequently, also ROI Verwaltungsgesellschaft mbH gave notice that on May 6, 2008 its voting interest in Evotec AG fell below the threshold of 10% and then amounted to 7.79% (8,476,434 shares).

In November 2008, the Dutch Stichting Pensioenfonds ABP gave notice that on November 24, 2008, its voting interest in Evotec AG exceeded the threshold of 3% and amounted then to 3.06% (3,331,544 voting rights). Stichting Pensioenfonds ABP further informed us that it did not have a parent company, a major shareholder or an investment manager who controls its voting rights.

The board structure of Evotec is explained in detail in the section ‘Group Management and Supervision’ on page 20 of this Management Report. Pursuant to § 6 of the Company’s Articles of Association, the Management Board shall consist of one or more members which are appointed and dismissed by the Supervisory Board pursuant to section 84 paragraph 1 of the German Stock Corporation Act (Aktiengesetz).

Authorization of Management Board to Issue Shares

The shareholders have provided the Management Board with the following authorizations to issue new shares or conversion rights:

1. Authorized Capital: Pursuant to § 5 paragraph 4 of the Articles of Association the Management Board, with the approval of the Supervisory Board, is authorized to increase the Company’s share capital by up to € 21,733,878.00 in one or more tranches by August 27, 2013 by issuing new shares against cash or non-cash consideration. Any shares to be issued on this basis will be subject to the statutory subscription rights of Evotec’s shareholders. Given the approval of the Supervisory Board, the Management Board may, however, exclude the preemptive rights of its shareholders on one or several occasions under certain, well defined conditions.

2. Conditional Capital: Pursuant to § 5 paragraph 5 to 11 of the Articles of Association shareholders have created conditional capital in the total amount of up to € 10,826,681.00, divided into 10,826,681 ordinary bearer shares with no par value. The Management Board is authorized to increase the share capital only to the extent that holders of stock options, awarded by Evotec on the basis of the shareholders’ resolutions from June 7, 1999, June 26, 2000, June 18, 2001, June 7, 2005, May 30, 2007 or August 28, 2008 exercise their rights to subscribe for the new shares. Currently, after certain

40 04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

holders of stock options have exercised 227,301 stock options in the past and new shares have been issued from this conditional capital accordingly, an amount of 10,599,380 remains for new shares to be issued from this conditional capital.

Evotec AG has not issued any convertible bonds or option debentures in the last three years and none are currently outstanding.

Authorization of Management to Repurchase Stock

As of December 31, 2008, and as authorized by the last shareholder meeting, the Company is authorized to acquire by February 28, 2010, stock of the Company amounting to a mathematical share in the capital stock of altogether up to € 500,000.00 for the purpose of Supervisory Board compensation and to fulfill subscription rights that were and/or are granted within the framework of stock option programs. To the extent that treasury stock is to be transferred to members of the Management Board such decision is to be made by the Supervisory Board. In both cases, shareholders’ subscription rights shall be excluded and stock may not be acquired for trading purposes.

Amendment to the Company’s Articles of Association

Any amendment to the Company’s Articles of Association requires a shareholder resolution. According to § 15 of the Articles, the shareholder resolution requires an affirmative vote of at least three quarters of the Company’s share capital present in a general shareholders’ meeting.

Change-of-Control Provisions

The Management Board of Evotec AG has only customary change-of-control rights. Their individual contracts contain a change-of-control clause, which would allow management to terminate their current contracts in the event of a change-of-control. The resulting severance entitlement is one year base salary and bonus calculated on the basis of the prior year’s remuneration. The remuneration of the Management Board is reported in detail in Note 29 f to the Financial Statements and in the ‘Remuneration Report’ on page 37 of this Management Report. The same change-of-control rights apply for other members of the Management Team.

55 Consolidated Financial Statements 90 Supervisory Board Report 41

Risks Management and Risk Report

Risk and Opportunity Management System

To increase the chances of successfully capturing business opportunities, and at the same time limiting the associated risks, Evotec places substantial emphasis on risk management as an ongoing management task. Evotec employs a comprehensive risk management policy and risk management system which forms an integral part of the Group’s management processes and complies with the legal requirements as laid out in the German Corporate Sector Supervision and Transparency Act (KonTraG).

According to the Company’s risk management policy, Evotec engages in businesses only when this is in line with its strategy and with risks common within the industry, and when adequate reward potential is offered. At least once a year the Management Board defines the Group’s specific affinity to financial risk in accordance with the prevailing business and financial condition, including in particular the definition of minimum cash levels and milestones critical to short and midterm financial performance. Management engages in monthly financial reviews with a strong emphasis on cash and cash forecasts, and key financial performance drivers such as revenues, order book status and gross margins as well as careful cost analysis (SG&A, R&D expenses). Currency exposures are reduced through natural hedges and hedging vehicles. It is Company policy not to speculate on foreign exchange movements, but to manage the risks arising from underlying business activities, for example, to gain foreign exchange certainty against the value of signed customer contracts. Financial investments are made in low risk categories (products or financial institutions rated A or better (Standard & Poor’s ratings)). During the current financial crisis the Management Board has further increased its attention on mitigating financial risks. It is therefore directly involved in all decisions concerning financial assets and manages all businesses and transactions considered to be material for the Company.

To cover other risks associated with the Company’s business, including those that would not have a short-term financial impact, Evotec performs regular commercial, R&D project portfolio reviews. Strict application of R&D project and investment approval processes, legal contract review procedures and signing authorities are also standardized procedures. In addition, the Company emphasizes its IT security throughout the Group and reviews its insurance coverage regularly. Compliance with the regulatory environment, for example environment and health and safety, has a high priority at all operational sites of the Group, and corresponding training programs are in place. All these measures and procedures as well as further controls were adapted and implemented in line with the Evotec SOX compliance activities (see below). The Company also takes its Corporate Governance responsibilities seriously. A declaration according to § 161 AktG was made by the Management Board and the Supervisory Board of the Company. This declaration regarding the Company’s compliance with the Corporate Governance Codex is accessible to the shareholders on Evotec’s website.

Evotec’s risk management system is regularly reviewed in order to adjust to changing environments, risk profiles and business opportunities. Since April 2007, an upgraded system operates which comprises the following elements:

Through Internal Ad Hoc Notifications, any risks, that might have a material impact on the Company’s financial performance, are raised and reported to the Company’s Ad hoc Committee as they emerge by the manager concerned. The manager also compiles a summary and assessment of the specific risk and the counter measures taken and reports the foregoing to the Group Risk Manager and to the responsible superior line management without any undue delay. On a regular basis, responsible line managers forward periodical risk reports which (i) give an update on the risks described in the interim Internal Ad Hoc Notifications, (ii) report about any other material risk that has occurred even when beneath the pre-defined thresholds, and (iii) monitor the success of any measure taken to deal with the previously reported risks. The Group Risk Manager evaluates and summarizes the various risk sheets into a quarterly report for the Management Board. In addition, all regular internal reports and meeting minutes that could be of relevance to important risk categories are formally included in the Company’s risk management system (Risk Prevention System). This procedure increases general alertness to risk and risk management, and also emphasizes the principle of risk prevention across the Group.

Internal Controls over Financial Reporting (SOX)

Evotec has been listed on the NASDAQ in the United States since mid 2008 and is therefore required to comply with the requirements of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires the Management Board of companies listed in the United States to take responsibility for implementing and adhering to an internal control system to provide for reliable financial reporting. In acordance with Section 404, Evotec’s Management Board is required to assess annually the effectiveness of internal controls over financial

42 04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

reporting starting with the full-year 2008. The effectiveness of Evotec’s internal controls over financial reporting will be audited by its independent registered public accounting firm for the first-time within the audit for 2009.

Evotec’s internal control system is designed to provide reasonable assurance over compliance with applicable accounting standards over its financial reporting. The system is based upon both automated and manual, preventive and detective controls, segregation of financial related duties as well as the adherence to Evotec policies. Evotec uses the Committee of Sponsoring Organizations of the Treadway Commission’s ‘Internal Control Integrated Framework’ (COSO framework) as the basis for its internal controls over financial reporting. Using the COSO framework, Evotec’s financial reporting control system is based upon: > the control environment;

> risk evaluation;

> control activities;

> information and communication pathways; and

> monitoring of the internal control systems

Evotec assembled a project team, which included the engagement of a Big 4 auditing firm, to assist it in documenting and testing its internal control system in accordance with the above. The project team is led by Evotec’s Chief Financial Officer and the members of the Audit Committee are updated on the project’s progress on a regular basis.

As of December 31, 2008, management assessed the effectiveness of Evotec’s internal control system over financial reporting for the first time. Based upon this assessment, management concluded that the Company’s internal controls system for financial reporting was effective as of December 31, 2008.

Risks

Evotec AG is exposed to different risks, which are relevant to many business functions. The business, financial condition and results of Evotec may be materially adversely affected by each of these risks. If not stated differently, the risks mentioned below are unchanged over 2008.

Risks Inherent to Proprietary Drug Discovery and Development

Evotec engages in proprietary discovery and development activities that promise significant returns when such programs are successful, but also carry high scientific and financial risk, concentrated on few individual projects. Today, Evotec has no commercial drug products, and there is no assurance that Evotec or its strategic partners will successfully develop and commercialize potential drugs. Significant returns are only expected to materialize when successful research leads to upfront and milestone payments and potential royalties from future drug sales are received. Evotec expects to achieve its first significant payments when any one of the drug candidates is either out-licensed to a pharmaceutical or biotechnology company, or when Evotec decides to partner the drug whilst still retaining some marketing rights. The associated risks are those inherent to the biotechnology and drug development industry in general:

> Evotec acts carefully and responsibly to prove that its clinical product candidates are safe and effective for human use and approvable by regulatory agencies. Drug discovery and development, however, is expensive, time consuming and subject to a high degree of failure. At each stage there is an inherent risk that developments need to be aborted or delayed due to unpredictable results. The rate of failure is highest the earlier the stage of a program. However, the cost of failure tends to be higher, the later the stage of development, and preclinical studies and early clinical trials involving limited numbers of patients may not accurately predict the results obtained in later stage clinical testing. A number of companies have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier development activities. Even if Evotec identifies promising compounds to valuable targets, or in-licenses or otherwise acquires promising projects or drug candidates, any resulting internal R&D project could experience delays or even fail, and it could take several years before the Company could sell or license any drug candidates, if at all. To reduce the dependence on the success of individual projects Evotec seeks to build a broader and more balanced project portfolio, to the degree affordable.

> Research and Development activities, the approval and marketing of a pharmaceutical product are subject to extensive regulation by the US FDA, the European EMEA and similar regulatory agencies elsewhere. The approval of the relevant authorities is required before a product can be tested in humans and later sold in a given market. The regulatory

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approval process is intensive, time-consuming and the timing of receipt of regulatory approval is difficult to predict. The authorities can deny their approval for various reasons. In the recent past, the regulatory environment has become less predictable, in particular in the US. Therefore, even if the further development of Evotec’s drug candidates is successful, regulatory approval might not be received, might be restricted to certain geographical regions or indications, later withdrawn or significantly delayed which could significantly impact the receipt of product revenues, if any. Evotec seeks early discussions with the regulatory bodies at all stages of development to ensure that investments are in conformity with legal and ethical requirements.

> Evotec depends on external contract research organizations, or CROs, and independent clinical investigators to conduct certain preclinical studies and clinical trials under their agreement with Evotec or its strategic partners or licensees and on contract manufacturers to produce the drug candidates for those trials. Evotec cannot control the amount of time and resources that they devote to such programs. The programs may therefore not be diligent, careful or timely, and there may be mistakes in the conduct of these studies. For example, failure to enroll patients for clinical trials may cause delays in developing Evotec’s product candidates.

> The use of any of Evotec’s product candidates in clinical trials may expose Evotec to product liability claims in excess of Evotec’s limited insurance coverage. As of today, Evotec is not aware of any pending threats of product liability claims.

Commercial Risks

> Evotec intends to license its drug candidates to pharmaceutical companies for late stage clinical development and commercialization. The market environment and competitive landscape for licensing and licensed projects or individual drug candidates, in general or for individual treatments, might change while engaging in individual projects. The timing and commercial values of, or financial proceeds from partnering individual projects could therefore deviate significantly from earlier projections, for better or worse. During 2008, for example, the out-licensing market for insomnia products became increasingly challenging with generic Ambien performing above expectations and branded drugs remaining behind.

> Evotec’s strategy to serve as an innovative source of drug candidates to the pharmaceutical industry makes it highly dependent on individual larger outlicensing or partnering events and hence on individual, typically larger customers. The amount of total payments and the split of these payments obtained in a future outlicensing agreement is unknown and depends on many factors, such as degree of innovation and IP position as well as on external factors not within the control of the Company. In addition, the reliance on corporate partners is subject to additional risks. For example, Evotec’s collaboration partner may not devote sufficient time and resources to the development, introduction and marketing of Evotec’s products or may not pursue further development and commercialization of the products resulting from the collaboration.

> Even if drug products are approved and commercialized by Evotec or its license partner, hospitals, physicians or patients may conclude that Evotec’s products are less safe or less effective or otherwise less attractive than existing drugs. In addition, Evotec’s competitors may achieve product commercialization or patent protection earlier than Evotec and/ or develop new products that could be more effective or less costly, or seem more cost-effective, than Evotec’s products.

Risks Inherent to Drug Discovery Collaborations

Evotec’s collaborations business is well established within the industry, and has generated a steady revenue stream over the last years. The continuous drive for increasing research efficiency, combined with superior service quality, allows Evotec to generate value through positive cash contributions, and a shared and leveraged research platform with its customers. However, in this context, business specific risks also need to be managed:

> The market environment is marked by pricing pressures, originating from funding restrictions of some biotechnology customers and from evolving and strengthening competition in individual drug discovery disciplines in low cost countries.

Therefore, firm cost management, continuous enhancement of capabilities and technologies, careful market positioning and sales from high-value results-based contracts are mandatory for Evotec. In addition, Evotec continues to explore ways to capture some of the cost advantages in countries like India, as exemplified in the set-up of a joint venture with RSIL to improve the cost basis of the chemical library business.

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> Evotec intends to employ increasing parts of its capacity for results-based deals, with the goal to keep a higher share of value creation. In return, there are scientific and technical delivery risks in the shorter term, which can expose Evotec’s financial performance and in particular the collaborations business margins to the possible failure or delay of certain milestone payments. Overall, this value strategy has been validated to date with only a few customers, and the experiences might not be transferable to other customers and contracts.

> Even when exhibiting a steady revenue stream, fluctuating capacity utilization and resource allocation between different parts of the business can significantly impair profitability, unless these are carefully and flexibly adjusted. In addition, dependence on individual larger customer contracts needs to be carefully monitored. In 2008, the largest volume generated with one single customer was 31.7%.

> Some of the service contracts contain scientific or technical delivery risks, which can be only partly mitigated with high quality project work.

Financing and Other Financial Risks

> As Evotec intends to build a sustainable pipeline of drug candidates, Evotec’s future success is dependent upon, among other factors, its ability to finance viable product candidates. Expenditures on internal discovery and development programs will therefore reduce its short- to mid-term profitability and cash reserves. Evotec management, however, defines minimum liquidity levels which should be maintained and intends to reduce part of this financial exposure through early partnering agreements with sizeable down-payments by a partner, to the degree possible and advisable when trying to maximize longer term returns. Even without a significant licensing agreement for one of its clinical or preclinical assets, Evotec believes that existing liquidity reserves are sufficient under the risk management plan to cope with all cumulated, identified risk implications and will fund its planned activities at least until the end of 2010.

> Evotec is currently well financed and has no plans or necessity to raise capital in the near- to mid-term. However, the option to increase capital may always be considered. This might be the case if new opportunities arise in terms of M&A and in-licensing requiring additional financing. The Company does not intend to engage in projects or project phases unless appropriate funding is allocated or secured.

> Other than the trust Evotec implemented in the acquisition of Renovis to issue shares as replacement of outstanding options or similar share-based compensation involving Renovis employees, Evotec has not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Therefore, Evotec is not materially exposed to any financing, liquidity, market or credit risk that could arise if it had been engaged in these relationships.

Intellectual Property Risks

> Evotec is dependent on patents and proprietary technology, both its own and those licensed from others, and puts a high emphasis on patent protection and patent monitoring. The Company’s success depends in part on its ability, and the ability of its licensors, to obtain patent protection for product candidates, technologies and processes, to preserve trade secrets, to defend patents against third parties seeking to invalidate such patents, and to reinforce rights against infringing parties. Any disputes could result in sizeable additional expenses, project delays and absorption of management attention, and in a dramatic reduction of project values or even in full project abortion.

> Evotec holds licenses granted by Roche for EVT 201, EVT 302 and the EVT 100 compound family, and by other parties related to certain of Evotec’s preclinical research projects. Any termination of these licenses could result in the loss of significant rights and could harm Evotec’s ability to commercialize its drug candidates. In addition, Evotec must rely on Roche to enforce its rights and obligations to assert, prosecute and defend intellectual property relating to EVT 201, EVT 302 and the EVT 100 compound family.

> Roche has the right to take back the compounds out-licensed to Evotec in case Evotec does not use commercially reasonable efforts to diligently develop the compounds through to market approval.

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Dependence on Key Personnel

> Evotec, like many biotechnology companies, is highly dependent on the key members of its management and scientific staff. The loss of any of Evotec’s key employees or key consultants could impede the achievement of Evotec’s research and development objectives. However, Evotec has set up its management such that the Company’s knowledge is shared amongst key employees. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future is critical to Evotec’s success.

If Evotec is unable to attract and to retain personnel on acceptable terms despite its strong corporate culture and presence in two biotech clusters, this may delay Evotec’s development efforts or otherwise harm its business.

> Among other benefits, Evotec has granted stock options as a method of attracting and retaining key employees. Due to fluctuations in the trading price of Evotec ordinary shares, a substantial portion of the stock options held by Evotec employees have exercise prices that are significantly higher than the current trading price of Evotec’s shares. In addition, as a German AG, Evotec can only issue limited amounts of stock options to its employees which might not be competitive for US standards. If Evotec is unable to offer competitive remuneration including stock options that provide sufficient incentives, Evotec may be unable to retain its existing employees and attract additional qualified candidates.

> In the recent past, Evotec has not encountered difficulties in attracting and retaining qualified employees.

Currency Risks

> Evotec’s business is affected by fluctuations in foreign exchange rates between the US Dollar, UK Sterling and the Euro. Currency exchange movements impact Evotec’s reported liquidity through the translation of liquid assets held in US Dollars or UK Sterling into Euros. A portion of the funds are held in currencies other than the Euro in order to meet local operating needs.

> Currency exchange effects on revenues and profits, due to a disadvantageous exchange rate between the US Dollar and the Euro, which impacts revenues, can be partially, but not completely, offset by a more advantageous exchange rate between UK Sterling and Euro, which impacts expenses. With a high proportion of sales denominated in US Dollars, currency exposure creates a risk to Evotec’s profitability. The Company manages this exposure through either natural hedges with US Dollar expenses or through active hedging techniques during service contract work.

Risks Associated with Current Financial Crisis

The financial turmoil witnessed during the last months has not directly impacted Evotec operations. Evotec’s cash holdings are invested at several different banks, in liquid, highly diversified investment instruments. Evotec’s customers are generally financially stable pharmaceutical companies, foundations and larger biotech companies and we do not foresee an increased level of accounts receivables or a drop of future revenues due to this crisis. Although Evotec is well financed and anticipates no need to raise capital in the short-term, Evotec is more cautious than ever to further conserve its liquidity and strengthen its business performance.

Other Risks

Other risks, such as IT risks, environmental risks, and risks involving production and procurement are not considered to be significant.

Surviving business risks of divested businesses, Evotec Technologies (ET) and the Chemical Development Business (CPD), are limited to customary guarantees given to the acquirer as well as the risk of terminating existing sublease and administrative service agreements with Evotec AG. The Company believes that these are limited and existing precautionary measures are sufficient. Similarly, the risks assumed in the acquisition of Neuro3d are limited to customary guarantees given to the old shareholders. Evotec does not foresee any material warranty of future liability claims.

Management Assessment of Risk Situation

Management believes that although the risks in any drug discovery and development business are significant, the Company has great opportunities to create long-term value that outweigh the foreseeable risks. With a pipeline of five clinical candidates, a productive infrastructure to organically grow its pipeline and a highly competitive research collaborations business, supported by substantial financing and adequate risk and opportunity management systems, Evotec is well prepared to deliver on its strategy.

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Post-Balance Sheet Events and Outlook

Post-Balance Sheet Events

There are no material events to be reported.

Outlook

Expected General Market and Healthcare Development

Economic Development

Looking ahead, numerous economies globally are considering, and in many cases taking, nearly unparalleled fiscal and monetary action to stimulate their respective financial systems. Despite this, the prognosis given by most analysts and economists remains bleak – although the US government has increased spending to try to cushion the economic blow, including the recent enactment of a $787 bn stimulus package. Rising unemployment figures and increasing housing foreclosures appear likely to continue to create difficulties for developed economies as the state of the credit markets continues to be delicate, and most market commentators cannot definitively say when this global crisis will end and most are predicting continued economic turmoil in the near-term at least.

Environment in the Healthcare Sector

Despite the gloomy financial markets, many investment professionals see healthcare as a possible bright spot in the equity markets and believe that sub-sectors such as biotechnology will continue to outperform the broader markets as they did in 2008. Importantly, many in the biotechnology community believe that companies with ample capital resources will be the ones to survive limited funding availability for the next few years. BioCentury, an industry publication, recently reported that ‘for most companies to survive, according to Street watchers, this means hitting the brakes on non-core programs, putting fewer shots on goal, and focusing on assets that can be partnered sooner rather than later’. Analysts following the sector believe the M&A between pharma and biotechnology and consolidation between biotechnology companies will continue going forward, creating opportunities with critical mass and greater funding that investors may find more attractive and hence bring much needed capital back into the sector. Fortunately, value creation continues in the biotechnology sector and the cyclical history of the sector continues to favor a recovery.

Business Direction and Strategy

As described above, Evotec divested non-core activities for cash and today has a clinical pipeline of several partnerable assets, a powerful research portfolio, a well performing collaborations business and a strong liquidity position which provides a solid basis for future growth and value creation. Going forward, Evotec will continue its transformation into a drug discovery and development company. The Company will continue to focus on clinical assets important for short- to mid-term value creation, where partnering may occur sooner rather than later, and may extend its clinical pipeline through capturing market opportunities and organic growth. At the same time, Evotec believes that following the acquisition of Renovis its proprietary research portfolio requires too much funding in the current difficult times. In line with the sector outlook, Evotec will therefore review its discovery portfolio, focus on core programs and seek strategic options to leverage its research assets and skills. Evotec may consider shelving some projects and forging partnering and strategic alliances. The goal is to balance the investment in its pipeline appropriately so as to assure that Evotec’s cash will be sufficient to support operations beyond 2011. Evotec believes that substantial liquidity is a competitive advantage in building the Company and shareholder value over this time frame.

In its research collaborations, the Company will continue to work with customers on a wide variety of disease areas and target classes. Evotec is working towards increasing its level of participation through results-based partnerships with pharmaceutical companies, resulting in milestones and royalties for Evotec in addition to research payments. The customer segments addressed will continue to include pharmaceutical and biotechnology companies as well as academia and not-for-profit organizations.

To maintain its competitive advantage, Evotec will continue to leverage its advanced technologies, superior know-how and expertise in areas such as fragment-based drug discovery, multiple target classes, in particular ion channels and GPCRs, and profound disease biology expertise.

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Expected Research & Development

Clinical Pipeline

Evotec will focus its research & development efforts on advanced clinical assets and progress their development with the goal to partner the compounds in the short- to mid-term. In 2009, the budget for clinical development includes:

> EVT 302: Completion of ongoing Phase II proof-of-concept quit rate study in smoking cessation

> EVT 101: Start of Phase II development

> P2X7: Completion of Phase I studies and preparation for Phase II development

For those assets, as well as for EVT 201, the Company seeks partnerships and will determine the right time for maximum value creation while balancing cash burn. Evotec aims to enter into at least one partnership during 2009. For EVT 201, Evotec is renegotiating the terms of its contract with Roche in order to improve the economics of this licence. Based on the expected new terms, Evotec will assess its longer term options related to EVT 201 and does not expect a partnering event in the short-term.

Research Portfolio

Evotec will continue to leverage its drug discovery and disease expertise to identify and develop novel innovative small molecule drugs for promising targets in the areas of neuroscience, pain and inflammation. However, in the current financial environment, Evotec needs to make sure it carefully balances its R&D investments. Evotec has therefore decided to focus on selected core programs, and to restructure accordingly and/or seek strategic alliances to participate in the funding of Evotec’s research programs.

Business Performance in 2009 and 2010

Profitability Outlook

Evotec expects 2009 research & development expenses to significantly decrease from 2008 levels. While continuing the development of its more advanced clinical assets, the decrease is primarily driven by significantly reduced research spending (see above) but also reduced expenses for clinical trials. The Company targets to invest approximately € 32 to € 35 m in R&D. In addition, Evotec anticipates that part of its R&D expenditures might be offset by research funding obtained from collaborations and license agreements. R&D expenses in 2010 are expected to be below 2009 levels.

Consequently, Evotec’s Group operating result before impairment for the years 2009 and 2010 is expected to improve over 2008.

In 2009, total Group revenues before outlicensing income are expected to reach last year’s guidance of € 34 to € 36 m. These assumptions are based on the current order book, expected new contracts and contract extensions as well as, to a lesser extent, the achievement of certain research milestones. Depending on the contribution from outlicensing and additional milestone income, revenues may also be substantially higher. However, such income is uncertain and subject to successful research and development activities. While revenues from collaborations are expected to remain stable over the next two years – supported by a strong order book – both results-based deals and clinical outlicensing are likely to lead to more revenue volatility over this time frame.

For 2009 and 2010, gross margins will continue to be volatile, as they are dependent upon contributions from high margin milestones or outlicensing payments. SG&A expenses are expected to decrease prior to severance payments, due to cost reductions in all parts of the Group.

Actual results as well as individual contributions from revenues and costs could materially deviate from these projections. Importantly, all these statements made are based on the assumption that the Company is not in-licensing or acquiring additional clinical programs in 2009 or 2010.

Finance Outlook

The Evotec Group started the year 2009 with € 92.4 m of cash, investments and auction rate securities. The Company will adjust its research & development portfolio such that this amount will be sufficient to fund Evotec’s operations over the next three years. Successful outlicensing of clinical or preclinical assets may fund the Company even longer.

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Dividends

A future payment of dividends is dependent upon Evotec’s financial situation and liquidity requirements, the general market conditions, and statutory, tax and regulatory requirements. Evotec currently intends to retain any profits generated when outlicensing its clinical candidates, and to re-invest to build pipeline value. Consequently, dividend payments are not foreseen in the near- to mid-term.

Opportunities

To achieve the Company’s long-term goals and shareholder value creation Evotec relies on its ability to enter into partnerships with pharmaceutical companies and to gain access to external innovation, for example via in-licensing and acquisition opportunities from industry partners. Identifying and capturing opportunities therefore requires active and systematic management. The Company’s business development teams closely monitor the pharmaceutical and biotechnology industries’ R&D needs in order to provide a focused approach to their customers. The timing of outlicensing certain drug candidates is discussed and decided after balancing short-term goals and needs against longer-term financial opportunities. Should the Company enter into one or more outlicensing deals for the development of its drug candidates during 2009 there might be substantial upside to the financial guidance given above. In addition, the Company has established regular procedures for exploring interesting projects that might qualify for in-licensing, acquisition or partnering.

The management of all these opportunities is made possible through the processes described above and through the high motivation and ambition of the Company’s employees, supported by incentive schemes that align with the Company’s and the Management Board’s objectives.

General Statement of Expected Development

Evotec has executed transactions that focus the Company on drug discovery and development and secured substantial funds to expand and enhance its current pipeline. Evotec is therefore well positioned to benefit from the value creation opportunities in the pharmaceutical industry, addressing the industry’s growing demand for innovative drugs that complement their internal pipelines though in-licensing or acquisition.

Management’s core strategy for Evotec is to continue to provide high R&D productivity and to develop differentiated solutions for important medical needs. In doing so, Evotec will need to operate as capital-efficiently as possible in the current financial crisis. Focus on core assets will be essential and the Company will assess its R&D portfolio and balance the investment in its pipeline appropriately so as to assure that Evotec’s liquidity will be sufficient to support operations over the next several years. In addition to organic pipeline development and growth, the current market environment offers increasing opportunities to complementing Evotec’s pipeline through in-licensing and acquisition.

At the same time, Evotec aims to partner its proprietary pipeline products that address major markets with larger pharmaceutical companies for upfront and milestone payments, as well as for royalties on future sale of drugs. Given the market potential of Evotec’s clinical candidates, this represents potential for significant upfront and milestone payments and a sizeable and sustainable revenue stream.

By leveraging those assets and successfully managing the build-up of its pipeline of proprietary, differentiated clinical candidates, the Company has an opportunity to build very significant long-term value for its shareholders.

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Corporate Governance

Evotec takes its Corporate Governance responsibilities very seriously. As a consequence of its shares’ dual listing at the Frankfurt Stock Exchange and at NASDAQ, the Company recognizes not only German but also international Corporate Governance standards, in particular those laid out in the Sarbanes-Oxley Act for non-US companies and NASDAQ Corporate Governance rules, insofar as German law does not explicitly stipulate otherwise. Evotec’s Management Board and Supervisory Board are convinced that complying with rigorous Corporate Governance standards is of great benefit to the Company. Thus Evotec regularly reviews and enhances its Corporate Governance practices.

Declaration of Compliance with the German Corporate Governance Code

The German Corporate Governance Code as amended on June 6, 2008 (the ‘Code’) sets forth substantial legal requirements for the management and supervision of listed German companies. The rules are based to a large extent on internationally recognized standards for sound and responsible company management.

The general key principles of sound Corporate Governance are: observance of shareholder and employee interests, effective cooperation between the Management Board and the Supervisory Board and open and transparent communication.

With one exception, Evotec complies with all recommendations of the Code and nearly all of the Code’s suggestions. In December 2008, Evotec’s Management Board and Supervisory Board declared in accordance with § 161 of the German Stock Corporation Act (AktG):

“Evotec AG has complied in 2008 with the recommendations of the Governmental Commission on the German Corporate Governance Code as published in the official section of the electronic Federal Gazette and intends to comply in the future with the recommendations of such code, with the following exception:

The stock option programs in place are based on binding resolutions of several Annual General Meetings. While the exercise of these options requires an increase of the share price, the exercise is not related to other comparison parameters as recommended in Section 4.2.3 of the Code.”

Upon careful consideration the Company has decided not to introduce a relative hurdle to the exercise of its stock options because (a) the low correlations between Evotec’s share price and established stock indices show that there are no indices that adequately reflect the Company’s industrial sector and geography and (b) Evotec’s targeted shareholder value creation is related to Company specific events.

The current Declaration of Compliance with the German Corporate Governance Code and the declarations of the past five years can be found on Evotec’s website (www.evotec.com) in the section “Investors > Corporate Governance”.

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Two-Tier Management and Control System: Management Board and Supervisory Board

According to the German Stock Corporation Act (AktG) a two-tier system with clear separation of management through the Management Board (‘Vorstand’) and control through the Supervisory Board (‘Aufsichtsrat’) is mandatory for German stock corporations. The two boards work closely together to achieve long-term and sustainable growth for the Company and to create shareholder value. They agree on the Company’s strategy and on business transactions that are significant. The Annual Shareholder Meeting (‘Hauptversammlung’) is the company body representing the interests of the shareholders.

Management Board (‘Vorstand’)

Evotec’s Management Board is responsible for the day-to-day operations and is supported by the Management Team. In its business operations and decisions the Management Board acts on behalf of the Company and works towards its progress. The Management Board is appointed by the Supervisory Board. In accordance with a suggestion of the Code, new members are appointed for up to three years. The Company’s rules of internal procedure assign functional duties and responsibilities to the Management Board members.

Supervisory Board (‘Aufsichtsrat’)

Evotec’s Supervisory Board consists of six independent members who, in accordance with the Code’s recommendations, are appointed on the basis of their qualification, work experience and independence. The Supervisory Board appoints Management Board members, provides advice to the Management Board and oversees its activities. It consults regularly with the Management Board and is thus informed at all times about the business and strategic situation of the Company as well as its risk environment. In addition, the Supervisory Board plays a key role in decisions of fundamental importance.

The Supervisory Board has its own internal rules of procedure and complies with the Code’s suggestion to hold occasional separate discussions.

Business activities of fundamental importance requiring approval of the Supervisory Board include:

> the strategic and operational direction of the Company;

> budgeting and significant deviations from budgets;

> significant changes in the drug development pipeline;

> investments (including in-licensing) in excess of € 2.5 m;

> establishing and acquiring companies or changing the Group structure;

> business contracts outside the Company’s ordinary course of business that have significantly different risk profiles;

> out-licensing contracts worth in excess of € 5 m;

> granting loans or liens, providing guarantees, issuing bonds or any measures of capital acquisitions;

> buying or selling real estate property; and

> establishing new business operations or significantly revising existing business operations.

Information on the professional affiliations of board members and on related party transactions can be found on pages 86 and 82. With one exception there were no conflicts of interest of members of the Management Board or Supervisory Board requiring immediate disclosure to the Supervisory Board. In the case mentioned the potential conflict of interest was disclosed to the Supervisory Board. As the matter in question was not brought to a decision, he was allowed to participate in the brief discussion.

Work in Supervisory Board Committees in Accordance with the Code

A significant proportion of the Supervisory Board’s work is conducted in committees of the Supervisory Board. From among its members, Evotec’s Supervisory Board has, pursuant to the German Stock Corporation Act (AktG) and the recommendations of the Code, established an Audit Committee and a Remuneration and Nomination Committee. Members of both committees are appointed in accordance with the Code.

Evotec’s Audit Committee, comprising three members, supports the Supervisory Board in independently monitoring the Company’s financial reporting activities and in auditing reports. In particular, the Audit Committee scrutinizes the Company’s financial statements and risk management, and it discusses the quarterly and half yearly reports with the Management Board. Within the scope of the audit of the financial statements commissioned by the Supervisory Board, the

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Audit Committee also discusses certain steps of the audit with the independent auditing firm. The committee members are equipped with the required skills and are experienced in applying accounting principles and internal control processes. The committee's chairman is also the "Financial Expert" as defined in the Sarbanes-Oxley Act. Neither the Chairman of the Supervisory Board nor a former member of the Management Board may become Chairman of the Audit Committee.

The main duties and responsibilities of the Company's Remuneration and Nomination Committee are to prepare the appointment of Management Board members and to develop their remuneration system and stock option plans. Final decisions are made by the Supervisory Board.

Details on the activities of the Supervisory Board can be found in the "Supervisory Board Report" on page 90.

Composition of Supervisory Board Committees

	End of tenure[1]	Audit Committee	Remuneration and Nomination Committee
Dr Flemming Ørnskov	2009		x (Chair)
(Chairman)[2]			
Dr Hubert Birner	2009	x	x[3]
(Deputy Chairman)			
Dr Peter Fellner	2009		x
Dr Corey Goodman[2]	2009		x
Mary Tanner	2009	x	
John Walker[2]	2009	x (Chair)	
Prof Dr Heinz Riesenhuber[3]			x (Chair)
Peer Schatz[3]		x (Chair)	
Dr William J Jenkins[3]			

[1] Following the Annual Shareholder Meeting.
[2] Elected by the Annual Shareholder Meeting on August 28, 2008.
[3] Tenure ended with the Annual Shareholder Meeting on August 28, 2008.

Supervisory Board Efficiency Audit

On a regular basis the Supervisory Board examines the efficiency of its activities as recommended in the Code. To date all such audits have led to the conclusion that the Supervisory Board is organized efficiently and that the Management Board and the Supervisory Board cooperate very well.

Remuneration of Board Members

Section 4.2.5 of the Code stipulates that the Remuneration Report should be part of the Corporate Governance Report. However, § 285 no 9 HGB (German Commercial Code) rules that the Management Report, too, should cover the remuneration system. To comply with both requirements and still be able to report intelligibly, remuneration of Management Board and Supervisory Board members is reported in a separate section of the Management Report ('Remuneration Report') on page 37. This Remuneration Report also becomes part of this Corporate Governance Report.

Ownership of Shares and Options by Board Members

The share ownership of members of the Management Board and of the Supervisory Board on December 31, 2008 was as follows:

Directors' Holdings as of December 31, 2008

Management Board	No. of shares	No. of stock options
Jorn Aldag	319,686	1,002,600
Dr Klaus Maleck	0	150,000
Dr Mario Polywka	30,000	355,000
Supervisory Board	No. of shares	No. of stock options
Dr Flemming Ørnskov	0	0
Dr Hubert Birner	7,221	0
Dr Peter Fellner	4,936	0
Dr Corey Goodman	355,688[1]	526,496[2]
Mary Tanner	52,401	0
John Walker	30,992[1]	121,808[2]

[1] Common share equivalents to ADRs.
[2] Common share equivalents to ADR based equity awards.

Directors' Dealings Regularly Reported

Under the Securities Trading Act ('Wertpapierhandelsgesetz'), the members of the Supervisory Board and the Executive Management Team of Evotec as well as persons who have a close relationship with these persons are obligated to report trading in Evotec stock so far as the transactions exceed in aggregate € 5,000 (the de minimus threshold) per calendar year. In addition, Evotec has established an Insider Trading Policy that

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sets standards for board members’ and employees’ trading in Evotec shares and thus ensures transparency. In 2008, the following transactions (Director’s Dealings) were reported to the Company:

Directors’ Dealings 2008

Date

Person and function

Type of transaction

No. of shares

Share Price

June 13

Jörn Aldag (President & CEO)

Purchase

12,500

€ 1.20

Annual Shareholder Meeting

Shareholders may exercise their voting rights at the Annual Shareholder Meeting. Each share entitles the shareholder to one vote. This year’s Annual Shareholder Meeting, at which almost 40% of the share capital was represented, took place in Hamburg on August 28, 2008.

Evotec offers shareholders who are unable to attend the Annual Shareholder Meeting the opportunity to access key parts of the event live on the internet. The Company also encourages non-attendees to exercise their voting rights by arranging independent proxies who are bound to the shareholders’ instructions. Shareholders may also authorize a person of their choice to represent them in the meeting.

Risk Management

An important element of sound Corporate Governance is to deal responsibly with risks. Evotec has established a systematic risk management system that enables the Management Board to detect and react to relevant risks and market developments in good time. The Management Board reports on these to the Supervisory Board. The Company’s risk management system and policies are covered by the annual audit of financial statements. Details can be found in the Management Report on page 41.

Compliance

As a matter of course, Evotec abides by the law and by ethical principles. This is shown, amongst others, by the Company’s Code of Conduct which stipulates fundamental ethical principles, such as integrity and professionalism, that apply to board members and other employees alike. The Code of Conduct sets standards for

> accounting and the permissible use of the Company’s funds and assets;

> conduct in cases of insider trading or conflict of interest;

> compliance with antitrust legislation;

> a work environment free of discrimination and harassment;

> non-disclosure and protection of intellectual property and business secrets; and

> the duty to report upon the suspicion of an infringement of the Code of Conduct (whistle-blowing).

The Code of Conduct is published on the Evotec website (www.evotec.com) in the section “Investors > Corporate Governance > Policies and Charters”.

Evotec also complies with the financial market rules. The Company maintains an Ad Hoc Committee, consisting of representatives of various core departments, which examines the ad hoc relevance of insider information and ensures that Evotec complies with the law.

Audit of Financial Statements

On a regular basis, Evotec provides financial and business information to its shareholders and other interested parties by publishing its annual consolidated financial statements and quarterly reports. As an incorporated company whose registered head office is located within the European Union, Evotec must prepare and publish consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) whilst observing § 315a HGB (German Commercial Code). The financial statements of the Evotec Group and the financial statements of Evotec AG are audited by the audit firm and the Supervisory Board. The audit firm is appointed by the shareholders at the Annual Shareholder Meeting and commissioned by the Supervisory Board. It participates at the Supervisory Board’s deliberations on the financial statements and reports the most significant results of its audit.

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Equity Investees and Stock Option Plans

A list of substantial equity investees as well as details on the Company’s stock option plans can be found in the section “Consolidated Financial Statements” on pages 71 and 76.

Investor Relations / Transparency

Evotec informs its shareholders, financial analysts, the media and the public on a regular basis about its progress. In doing so, the Company complies with all requirements of the Code regarding transparency, timeliness, openness and shareholder equality. Evotec is committed to fair disclosure of information and its communication is governed by a Company Disclosure Policy. It is a prime concern of the Company that all relevant target groups receive the same information at the same time, and this implies communicating in both English and German. The Company’s publications are available on its website (www.evotec.com, sections ‘Investors’ and ‘News & Events’) for viewing and downloading.

The “Investors” and “News & Events” sections of Evotec’s web-site maintain information such as news releases, the financial calendar containing the publication dates of the financial statements, Investor Relations conferences, annual and quarterly reports, other regulatory news and regularly updated Corporate Governance information. This section of the website also includes the Articles of Association, the Rules of Procedure of the Supervisory Board, the Audit Committee Charter, the Code of Conduct and all declarations of compliance.

The website also contains information about the NASDAQ Corporate Governance Rules. In accordance with these rules, issuers such as Evotec which qualify as “Foreign Private Issuers” under US securities laws may follow their home-country Corporate Governance regulations in lieu of certain NASDAQ Corporate Governance requirements. However, these Foreign Private Issuers must establish an independent audit committee and comply with certain NASDAQ disclosure requirements. In addition, they must disclose the main differences between their home-country regulations and the NASDAQ Corporate Governance Rules. Evotec voluntarily complies with a large proportion of the NASDAQ rules, deviating only where German law stipulates otherwise. The exemptions can be found in the section “Investors > Corporate Governance > NASDAQ Corporate Governance Disclosure” at www.evotec.com.

Evotec places great emphasis on a continuous dialogue with financial analysts and investors. It conducts at least one analyst meeting every year and telephone conferences when quarterly financial results are published, while ensuring that no stakeholder receives preferential information. In 2008 management presented the Company at 13 national and international investor conferences as well as at 12 road shows in key financial centers.

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49 Corporate Governance

55 Consolidated Financial Statements

90 Supervisory Board Report

Consolidated Financial Statements (IFRS)

Content

56 Balance Sheets

57 Statements of Operations

58 Statements of Cash Flows

60 Statements of Changes in Stockholders’ Equity

62 Fixed Asset Movement Schedule

64 Notes

86 Supervisory Board and Management Board

88 Auditor’s Report

56

04 To Our Shareholders | 07 Our Value Drivers | 17 Management Report | 49 Corporate Governance

Evotec AG and Subsidiaries
Consolidated Balance Sheets as of December 31, 2008

T€ except share data	Footnote reference	as of Dec 31, 2008	as of Dec 31, 2007
Assets			
Current Assets			
– Cash and cash equivalents	(5)	55,064	37,991
– Investments	(5)	29,034	55,685
– Trade accounts receivables	(6)	2,531	4,957
– Accounts receivables due from related parties	(29)	–	180
– Inventories	(7)	2,139	2,394
– Current tax receivables		1,373	4,030
– Other current financial assets	(8)	951	2,451
– Prepaid expenses and other current assets		1,986	4,153
Total current assets		93,078	111,841
Non-current assets			
– Long-term investments	(9)	10	10
– Long-term investments accounted for using the equity method	(9)	417	648
– Property, plant and equipment	(10)	18,468	18,561
– Intangible assets, excluding goodwill	(11)	47,167	37,421
– Goodwill	(11)	13,288	38,978
– Other non-current financial assets	(12)	10,472	419
Total non-current assets		89,822	96,037
Total assets		182,900	207,878

Liabilities and stockholders' equity			
Current liabilities			
– Current maturities of long-term loans	(14)	2,579	1,297
– Current portion of finance lease obligations	(15)	356	539
– Trade accounts payable		6,371	14,655
– Accounts payable to related parties	(29)	820	438
– Advanced payments received		275	47
– Provisions	(16)	6,859	5,123
– Deferred revenues		1,238	853
– Current income tax payables	(18)	1,719	344
– Other current financial liabilities		609	630
– Other current liabilities	(17)	1,000	411
Total current liabilities		21,826	24,337
Non-current liabilities			
– Long-term loans	(14)	8,047	9,125
– Long-term finance lease obligations	(15)	346	700
– Deferred tax liabilities	(18)	1,463	1,597
– Deferred revenues		580	550
– Provisions	(16)	779	1,016
Total non-current liabilities		11,215	12,988
Stockholders' equity			
– Share capital[1]	(20)	108,839	73,868
– Treasury shares		–	(99)
– Additional paid-in capital		647,163	627,676
– Reserve		(32,762)	(35,798)
– Accumulated deficit		(573,381)	(495,094)
Total stockholders' equity		149,859	170,553
Total liabilities and stockholders' equity		182,900	207,878

[1] 141,101,973 and 117,917,391 shares, 1.00 € nominal amount, authorized at December 31, 2008 and 2007, respectively; 108,838,715 and 73,868,447 shares issued and outstanding in 2008 and 2007, respectively.

See accompanying notes to consolidated financial statements.

55 Consolidated Financial Statements	90 Supervisory Board Report	57

Evotec AG and Subsidiaries
Consolidated Statements of Operations for the period from January 1 to December 31, 2008

T€ except share and per share data	Footnote reference	Year ended December 31, 2008	Year ended December 31, 2007 Continuing operations	Discontinued operations	Total
Revenue					
– Drug discovery products &					
development of technologies		–	12	–	12
– Drug discovery services		39,613	32,873	21,498	54,371
Total revenue		39,613	32,885	21,498	54,383
Costs of revenue					
– Drug discovery products &					
development of technologies		–	7	–	7
– Drug discovery services		21,977	24,855	16,026	40,881
Total costs of revenue		21,977	24,862	16,026	40,888
Gross profit		17,636	8,023	5,472	13,495
Operating costs and expenses					
– Research and development expenses		42,537	36,938	–	36,938
– Selling, general and administrative expenses		19,950	17,806	3,135	20,941
– Amortization of intangible assets	(11)	553	2,589	–	2,589
– Impairment of goodwill	(11)	20,288	5,819	–	5,819
– Impairment of intangible assets	(10)	7,295	3,316	–	3,316
– Reversal of impairment	(10)	–	(589)	–	(589)
– Restructuring expenses		132	356	–	356
– Other operating income		(2,280)	(2,162)	–	(2,162)
– Other operating expenses		2,371	2,065	–	2,065
Total operating costs and expenses		90,846	66,138	3,135	69,273
Operating income (loss)		(73,210)	(58,115)	2,337	(55,778)
Other non-operating income (expense)					
– Interest income		2,955	1,960	164	2,124
– Interest expense		(839)	(483)	(75)	(558)
– Loss from equity investments	(9)	(242)	(22)	–	(22)
– Other income from financial assets		7,239	528	36,392	36,920
– Foreign currency exchange gain (loss), net		(12,146)	1,578	207	1,785
– Other non-operating expense		(6)	(20)	–	(20)
– Other non-operating income		279	169	–	169
Total non-operating income		(2,760)	3,710	36,688	40,398
Income (loss) before taxes		(75,970)	(54,405)	39,025	(15,380)
– Current tax expense	(18)	(1,911)	(53)	(366)	(419)
– Deferred tax benefit (expense)	(18)	(406)	6,405	(1,762)	4,643
Net income (loss)		(78,287)	(48,053)	36,897	(11,156)
Weighted average shares outstanding		95,198,525	71,828,980	71,828,980	71,828,980
Net income (loss) per share (basic and diluted)		(0.82)	(0.67)	0.51	(0.16)

See accompanying notes to consolidated financial statements.

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49 Corporate Governance

Evotec AG and Subsidiaries

Consolidated Statements of Cash Flows for the Year ended December 31, 2008

Years ended Dec 31, 2008 2007

T€

Cash flows from operating activities:

Net loss (78,287) (11,156)

Adjustments to reconcile net loss to net cash used in operating activities:

– Depreciation of property, plant and equipment 4,253 5,985

– Amortization of intangible assets 553 2,589

– Change in valuation allowances for current assets – 55

– Depreciation of current assets 319 368

– Reversal of impairment of tangible assets – (589)

– Impairment of goodwill 20,288 5,819

– Impairment of intangible assets 7,295 3,316

– Net loss from equity investments 242 22

– Stock compensation expense 1,683 1,024

– Non cash foreign exchange loss 11,814 –

– Interest expense (benefit) (2,116) (1,960)

– Gain on sale of current investments (822) –

– Gain on sale of financial assets (4,607) –

– Gain on derivatives (1,810) –

– Gain on sale of shares in subsidiaries – (11,692)

– Gain on sale of the chemical development business – (25,227)

– Loss on sale of property, plant and equipment 5 61

– Gain on sale of property, plant and equipment (57) (2)

– Deferred tax expense (benefit) 406 (4,643)

Decrease (increase) in:

– Accounts receivable 1,749 1,165

– Inventories (146) 1,779

– Other assets 3,390 (42)

Increase (decrease) in:

– Accounts payable (9,625) 3,709

– Advanced payments received 228 (366)

– Deferred revenues 399 (2,444)

– Provisions 218 (483)

– Current income taxes payable 1,458 344

– Other liabilities 608 (358)

Cash received during the year for:

– Interest 2,955 1,960

Cash paid during the year for:

– Interest (839) (370)

– Taxes (832) (536)

Net cash used in operating activities (41,278) (31,672)

Cash flows from investing activities:

– Acquisition costs (2,191) (281)

– Purchase of current investments (29,923) (16,551)

– Purchase of long-term investments (66) (1,375)

– Purchase of property, plant and equipment (3,514) (4,112)

– Purchase of intangible assets – (237)

– Cash acquired in connection with acquisitions 10,706 332

– Proceeds from sale of property, plant and equipment 67 –

– Proceeds from sale of discontinued operations 1,980 42,526

– Proceeds from sale of shares in associated companies – 500

– Proceeds from sale of financial assets 4,614 –

– Proceeds from sale of current investments 79,376 496

Net cash provided by investing activities 61,049 21,298

55 Consolidated Financial Statements

90 Supervisory Board Report

Evotec AG and Subsidiaries

Consolidated Statements of Cash Flows for the Year ended December 31, 2008

Years ended Dec 31, 2008 2007

T€

Cash flows from financing activities:

– Proceeds from capital increase – 147

– Transaction costs (2,581) (1,111)

– Proceeds from issuance of loans 630 6,043

– Purchase of own stock – (59)

– Repayment of loans (2,358) (6,020)

Net cash used in financing activities (4,309) (1,000)

Net increase in cash and cash equivalents 15,462 (11,374)

Exchange rate difference 1,611 (8,831)

Cash and cash equivalents at beginning of year 37,991 58,196

Cash and cash equivalents at end of year 55,064 37,991

Supplemental schedule of non-cash activities:

– Acquisition of subsidiaries by issuance of shares 58,750 21,129

– Additions to finance leases 4 218

See accompanying notes to consolidated financial statements.

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49 Corporate Governance

Evotec AG and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity for the Year ended December 31, 2008

Share capital

T€ except share data

Footnote reference

Shares

Amount

Additional paid-in capital

Treasury shares

Balance at January 1, 2007 68,078,819 68,079 611,164 (83)

Capital increase (20) 5,726,012 5,726 15,403 –

Capital increase (stock options) (19) 63,616 63 85 –

Stock option plan (19) – – 1,024 –

Purchase of treasury stock – – – (58)

Transfer of treasury shares – – – 42

Minority interests – – – –

Income and expense recognized directly in equity

– Foreign currency translation – – – –

– Revaluation – – – –

Total income and expense recognized directly in equity – – – –

Net loss – – – –

Total recognized income and expense – – – –

Balance at December 31, 2007 73,868,447 73,868 627,676 (99)

Capital increase (20) 34,970,268 34,971 17,804 –

Stock option plan (19) – – 1,683 –

Transfer of treasury shares – – – 99

Income and expense recognized directly in equity

– Foreign currency translation – – – –

– Revaluation of available-for-sale securities – – – –

Total income and expense recognized directly in equity – – – –

Net loss – – – –

Total recognized income and expense – – – –

Balance at December 31, 2008 108,838,715 108,839 647,163 –

See accompanying notes to consolidated financial statements.

55 Consolidated Financial Statements
90 Supervisory Board Report
61

	Reserve					
Foreign currency translation	Revaluation reserve	Accumulated deficit	Equity attributable to shareholders of Evotec AG	Minority interests	Total stockholders' equity
(33,956)	7,060	(483,938)	168,326	(6)	168,320
–	–	–	21,129	–	21,129
–	–	–	148	–	148
–	–	–	1,024	–	1,024
–	–	–	(58)	–	(58)
–	–	–	42	–	42
–	–	–	–	6	6
(8,871)	–	–	(8,871)	–	(8,871)
–	(31)	–	(31)	–	(31)
(8,871)	(31)	–	(8,902)	–	(8,902)
–	–	(11,156)	(11,156)	–	(11,156)
–	–	–	(20,058)	–	(20,058)
(42,827)	7,029	(495,094)	170,553	–	170,553
–	–	–	52,775	–	52,775
–	–	–	1,683	–	1,683
–	–	–	99	–	99
3,992	–	–	3,992	–	3,992
–	(956)	–	(956)	–	(956)
3,992	(956)	–	3,036	–	3,036
–	–	(78,287)	(78,287)	–	(78,287)
–	–	–	(75,251)	–	(75,251)
(38,835)	6,073	(573,381)	149,859	–	149,859

62

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Evotec AG and Subsidiaries
Consolidated Fixed Asset Movement Schedule for the Year ended December 31, 2008

	Acquisition and manufacturing costs						
T€	Jan 1, 2008	Foreign exchange	Additions	Business combination	Disposals	Reclass	Dec 31, 2008
I. Intangible assets							
1. Patents and licences	5,780	–	–	–	–	–	5,780
2. Goodwill	38,978	(5,446)	–	44	20,288	–	13,288
3. Developed technology	69,413	1,705	–	15,889	–	–	87,007
4. Customer list	27,917	–	–	–	–	–	27,917
	142,088	(3,741)	–	15,933	20,288	–	133,992
II. Property, plant and equipment							
1. Buildings and leasehold improvements	10,819	(2,495)	419	454	–	–	9,197
2. Plant, machinery and equipment	23,994	(3,092)	2,514	2,364	148	821	26,453
3. Furniture and fixtures	7,573	(1,298)	399	202	568	332	6,640
4. Purchased software	1,120	–	52	–	–	–	1,172
5. Finance leases	3,146	(629)	4	–	–	(741)	1,780
6. Assets under construction	410	(36)	79	29	–	(412)	70
	47,062	(7,550)	3,467	3,049	716	–	45,312
	189,150	(11,291)	3,467	18,982	21,004	–	179,304

The consolidated fixed asset schedule is part of the notes to the consolidated financial statements.

Evotec AG and Subsidiaries
Consolidated Fixed Asset Movement Schedule for the Year ended December 31, 2007

	Acquisition and manufacturing costs							
T€	Jan 1, 2007	Foreign exchange	Discontinued operations	Additions	Business combination	Disposals	Reclass	Dec 31, 2007
I. Intangible assets								
1. Patents and licences	5,543	–	–	237	–	–	–	5,780
2. Goodwill	48,915	(3,833)	285	–	–	5,819	–	38,978
3. Developed technology	69,313	–	–	–	100	–	–	69,413
4. Customer list	27,917	–	–	–	–	–	–	27,917
	151,688	(3,833)	285	237	100	5,819	–	142,088
II. Property, plant and equipment								
1. Buildings and leasehold improvements	28,266	(2,408)	13,451	26	–	1,617	3	10,819
2. Plant, machinery and equipment	51,243	(3,667)	19,121	2,105	–	6,566	–	23,994
3. Furniture and fixtures	11,905	(869)	1,935	618	–	2,146	–	7,573
4. Purchased software	1,188	–	–	14	–	82	–	1,120
5. Finance leases	6,339	(547)	2,646	–	–	–	–	3,146
6. Assets under construction	1,035	(119)	900	420	–	23	(3)	410
	99,976	(7,610)	38,053	3,183	–	10,434	–	47,062
	251,664	(11,443)	38,338	3,420	100	16,253	–	189,150

The consolidated fixed asset schedule is part of the notes to the consolidated financial statements.

55 **Consolidated Financial Statements** 90 Supervisory Board Report 63

	Depreciation, amortization and writedowns							Net book value	
	Jan 1, 2008	Foreign exchange	Additions	Disposals	Impairment	Reclass	Dec 31, 2008	Dec 31, 2008	Dec 31, 2007
	3,866	–	358	–	–	–	4,224	1,556	1,914
	–	–	–	–	–	–	–	13,288	38,978
	34,101	–	–	–	7,295	–	41,396	45,611	35,312
	27,722	–	195	–	–	–	27,917	–	195
	65,689	–	553	–	7,295	–	73,537	60,455	76,399
	4,441	(1,227)	961	–	–	–	4,175	5,022	6,378
	14,896	(2,166)	1,958	140	–	727	15,275	11,178	9,098
	6,167	(1,202)	696	564	–	14	5,111	1,529	1,406
	1,017	–	55	–	–	–	1,072	100	103
	1,980	(416)	388	–	–	(741)	1,211	569	1,166
	–	–	–	–	–	–	–	70	410
	28,501	(5,011)	4,058	704	–	–	26,844	18,468	18,561
	94,190	(5,011)	4,611	704	7,295	–	100,381	78,923	94,960

	Depreciation, amortization and writedowns							Net book value	
	Jan 1, 2007	Foreign exchange	Discontinued operations	Additions	Disposals	Impairment	Dec 31, 2007	Dec 31, 2007	Dec 31, 2006
	3,507	–	–	359	–	–	3,866	1,914	2,036
	–	–	–	–	–	–	–	38,978	48,915
	30,785	–	–	–	–	3,316	34,101	35,312	38,528
	25,492	–	–	2,230	–	–	27,722	195	2,425
	59,784	–	–	2,589	–	3,316	65,689	76,399	91,904
	15,208	(1,443)	9,486	1,300	890	(248)	4,441	6,378	13,058
	35,540	(2,649)	15,556	1,638	3,736	(341)	14,896	9,098	15,703
	10,081	(810)	1,776	665	1,993	–	6,167	1,406	1,824
	1,048	–	–	51	82	–	1,017	103	140
	3,430	(377)	2,014	941	–	–	1,980	1,166	2,909
	–	–	–	–	–	–	–	410	1,035
	65,307	(5,279)	28,832	4,595	6,701	(589)	28,501	18,561	34,669
	125,091	(5,279)	28,832	7,184	6,701	2,727	94,190	94,960	126,573

64 04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

Evotec AG and Subsidiaries

Notes to Consolidated Financial

Statements for the Year 2008

(1) Business description and basis of presentation

Evotec AG, Schnackenburgallee 114, 22525 Hamburg, Germany and subsidiaries (‘Evotec’ or the ‘Company’) is a drug discovery and development company focused on novel small molecule therapeutics. Both through its own programs and through research collaborations, it is generating high quality research results to build a portfolio of proprietary drug candidates and to feed into the pipeline of its partners in the pharmaceutical and biotechnology industries. In its research collaborations, the Company provides innovative and integrated solutions to the pharmaceutical industry from the target to clinical phase through a range of capabilities, including early stage assay development and screening, fragment-based drug discovery as well as medicinal chemistry and in vivo pharmacology. In proprietary projects, Evotec specializes in finding new treatments for diseases of and related to the Central Nervous System (CNS). The Company’s Instrument Business, sold effective January 1, 2007, is shown in the discontinued operations and was focused on high-end technologies for automated cell biology. Also included in discontinued operations is the Chemical Development Business, sold effective November 30, 2007, which comprised Evotec’s capabilities in process research & development, custom preparation, analytical development, pilot plant manufacturing and formulation.

Evotec was founded on December 8, 1993 as EVOTEC Bio-Systems GmbH. Evotec completed an initial public offering in Germany on November 10, 1999 on Frankfurt Stock Exchange under the trading symbol “EVT”. On May 5, 2008 Evotec became listed on the NASDAQ Global Market in the US under the trading symbol “EVTC”.

All amounts herein are shown in thousands of Euro (T€ ), unless indicated otherwise. The Euro is the functional currency of the Company.

On March 3, 2009 the Management Board authorized the consolidated financial statements for issue.

(2) Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations effective as of September 30, 2008 as issued by the International Accounting Standards Board (IASB) as adopted by the European Union (EU), as well as the additional requirements of German commercial law pursuant to § 315a par. 1 HGB (German Commercial Law). The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments as well as available-for-sale financial instruments which are measured at fair value and assets which are impaired. The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Evotec and all companies which are under its control. All inter-company transactions and balances have been eliminated in consolidation.

Investments where Evotec does not have a controlling interest, but is in a position to influence the operating or capital decisions of the investee are accounted for under the equity method.

In connection with the acquisition of Renovis, Inc. in 2008 (Note 3), the Company issued 3,060,473 shares to a Trust as replacement for share-based compensation arrangements. Those shares are included in the consolidated financial statements in accordance with SIC 12.

Cash and cash equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

Non-derivative financial instruments

Non-derivative financial instruments consist of certain long-term and short-term investments, trade accounts and other receivables, cash and cash equivalents, loans, finance lease obligations, trade accounts and other payables. These instruments are recognized if Evotec becomes party to the contractual provisions of the financial instrument. Evotec accounts for financial assets at settlement date.

Financial assets are derecognized if either the rights to the cash flows arising from the instrument have expired or substantially all risk and rewards attributable to the instrument have been transferred. Financial liabilities are derecognized if the obligations have expired or have been discharged or cancelled.

At initial recognition, non-derivative financial instruments are measured at fair value plus transactions costs unless the financial instruments are classified at fair value through profit and loss. The Company does not have any non-derivative financial instruments classified at fair value through profit and

55 Consolidated Financial Statements 90 Supervisory Board Report 65

loss or held-to-maturity. The subsequent measurement of the financial instruments at Evotec depends on the designation of the financial instruments to the following categories as defined in IAS 39:

Loans and receivables

Financial instruments of this category are measured at amortized cost using the effective interest method less any impairment losses. Loans and receivables include trade accounts and other receivables.

Available-for-sale financial assets

Evotec’s long-term and short-term investments, unless accounted for under the equity method in accordance with IAS 28, are classified as available-for-sale financial assets. Available-for-sale financial assets are measured at fair value at the balance sheet date or, if this value cannot be determined, at amortized cost. Unrealized gains and losses resulting from changes in fair value are reported in equity, net of any tax effect. Changes in fair value are not recognized in the statement of operations until the asset is sold or until an impairment loss is recorded. Investments that qualify as equity instruments are measured at cost if their fair value cannot be determined based on quoted prices or by reference to the current fair value of comparable instruments, or by using appropriate pricing models (in cases where cash flows are volatile or cannot be reliably determined).

Derivative financial instruments

The Company uses foreign currency derivative financial instruments to hedge its exposure to foreign exchange risks. The Company entered into an agreement, where the Company received the right (‘Put Option’) to sell financial assets, which is considered to be a derivative and is measured at fair value through profit and loss in accordance with IAS 39. In accordance with its treasury policy, the Company does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized initially and subsequent to initial recognition at fair value. Accounting for the change in fair value of derivatives depends on whether they are designated as hedging instruments and qualify as part of a hedge relationship under IAS 39. If these conditions are not met, even if there is an economic hedge relationship with an underlying transaction, changes in fair value of the derivatives are recognized directly in the statement of operations.

Evotec’s foreign currency derivative financial instruments are economic hedges, however, they are not accounted for as hedges in accordance with IAS 39. Therefore, all changes in the fair value of the foreign currency derivative financial instruments are recognized in foreign currency exchange gains and losses.

Basis for determining fair values of financial instruments

The following summarizes the significant methods and assumptions used in estimating the fair values of financial instruments.

The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date unless the available-for-sale financial assets are unquoted equity instruments which are measured at cost.

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Unless otherwise reported, the fair values of financial instruments equal the carrying amounts.

Inventories

In accordance with IAS 2, inventories are valued at the lower of cost or net realizable value, with cost being generally determined on the basis of an average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost consists of purchased component costs and manufacturing costs, which are comprised of direct material and labor costs and systematic allocated costs. Costs are removed from inventories to costs of revenue based on specific identification.

Property, plant and equipment

Property, plant and equipment acquisitions, including leasehold improvements, are recorded at cost less any vendor rebates. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life. Leased property, plant and equipment meeting certain criteria are capitalized and the present value of the related lease payments are recorded as a liability.

Depreciation of property, plant and equipment, which includes depreciation of assets under finance leases, is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and leasehold improvements 6–35 years

Plant, machinery and equipment 3–20 years

Furniture and fixtures 3–15 years

Computer equipment and software 3–5 years

Assets under finance lease 3–5 years

The depreciation period and method is reviewed at each balance sheet date. Differences from previous estimates are accounted for as a change in an accounting estimate in accordance with IAS 8. The costs included in property, plant and equipment related to assets under construction are not depreciated until the assets are placed into service by the Company. Upon sale or retirement, the costs and the related accumulated depreciation are removed from the respective accounts, and any gain or loss is included in other operating income and expense. Maintenance and repairs are expensed as incurred.

66 04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

Intangible assets, excluding goodwill

Intangible assets, excluding goodwill, consist of separately identified intangible assets such as developed technologies, customer lists and patents which were acquired in business combinations, purchased licenses and patents.

Intangible assets with definite useful lives are recorded at cost and are amortized using the straight-line method over the estimated useful lives of the assets:

Developed technologies 3–5 years

Customer list 2–5 years

Patents and licenses 15 years or shorter life

Developed technologies acquired in the business combinations with ENS Holdings, Inc. (ENS) and Renovis, Inc. are not amortized until the intangible assets are likely to generate benefits.

The amortization period and method is reviewed at each balance sheet date.

Goodwill

Goodwill acquired in a business combination is recognized as an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company recognizes separately the acquired identifiable assets, liabilities and contingent liabilities at the acquisition date. The Company’s goodwill results mainly from its acquisition of Oxford Asymmetry International plc. in October 2000. Additional goodwill acquired in a business combination has arisen from the acquisition of ENS in May 2005. The balance sheet as of December 31, 2008 includes an additional goodwill acquired in a business combination from the acquisition of Renovis, Inc. in May 2008.

Discontinued operations

The discontinued operation is a component of the Company being disposed of, and represents a separate major line of business operations. According to IFRS 5, discontinued operations are separately disclosed from the continuing operations. From the date of the decision to dispose a major line of business onwards, the assets and liabilities relating to discontinued operations are separately disclosed in the balance sheet. The relating income and expenses for discontinued operations are retrospectively separated in the statements of operations. The Company decided in the fourth quarter of 2006 to dispose of the Instrument Business and in the third quarter of 2007 to dispose of the Chemical Development Business. Due to the decision of disposing these major lines of business all data presented in the statements of operations 2007 show these businesses as discontinued operations. Discontinued operations are described on the face of the statement of operations and in Note 13.

Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company based upon the performance requirements of the respective agreements.

Product and chemical compound sales are recorded as revenue upon delivery if the Company has received a customer order, the price is determinable and collectibility is reasonably assured. The Company assesses collectibility based on a number of factors, including past transaction history with the customer and the customer’s credit-worthiness. Payments for product sales are generally paid in advance and recorded as advanced payments received.

Revenues generated from contracted services are recognized as the services are rendered. Revenue from compound access fees is recognized ratably over the related forecasted service period. Payments for contracted services are generally paid in advance and recorded as deferred revenue until earned.

Revenue under long-term collaborative agreements includes, but is not limited to, the following:

1. Database Access Fees – revenue from database access fees is recognized ratably over the related contract period.

2. Research Payments – revenue from research payments finances both direct costs incurred in connection with the Company’s ongoing research and development activities and indirect costs incurred as part of an allocation of certain other administrative expenses. Revenue from research payments is recognized ratably over the related forecasted research period as services are provided.

3. Success Payments – revenue contingent upon the attainment of certain milestones is recognized in the period the milestone is successfully achieved. This typically occurs when the Company’s contract partner agrees that the requirements stipulated in the agreement have been met.

The Company has entered into multiple-element contracts and carefully determined whether the different revenue-generating elements are sufficiently separable and whether there exists sufficient evidence of their fair values to separately account for some or all of the individual elements of the contracts. Only if an element is considered to meet these criteria it represents a separate unit of accounting. The Company has no refund obligations included in their service agreements.

Under the terms of various contractual arrangements, Evotec receives royalty payments which are incremental to the other company’s respective product sales. Royalty income of T€810 in 2008 and T€1,628 from continuing operations in 2007 is included in revenue.

Finance income and expense

Interest is recorded as expense or income in the period to which it relates. The Company does not capitalize interest expenses incurred in connection with the purchase or production of assets. The interest expense component of finance lease payments is recognized in the statement of operations using the effective interest rate method.

Interest income is recognized in the statement of operations as it accrues, using the effective interest method. Dividend income is recognized in the statement of operations on the date the entity’s right to receive payments is established.

Income taxes

Income taxes comprise the current taxes on income in the individual countries as well as the deferred taxes. Income taxes are

55 Consolidated Financial Statements 90 Supervisory Board Report 67

recorded in the statement of operations except for those items recorded directly in stockholders’ equity.

Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as for tax loss carry forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled based on enacted or substantially enacted tax rates.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the date of enactment or substantial enactment. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. Deferred tax assets are not recognized to the extent that it is not probable that the related tax benefit will be realized.

Research and development

Research and development costs that are generated for internal projects are capitalized or expensed depending on whether the expenditure incurred falls under the classifications of research or development expenditure given by IAS 38. When it is not certain that research and development projects will generate probable future economic benefits to the Company, such costs are expensed as incurred. Those projects which are expected to generate probable future economic benefits are capitalized as an intangible asset and amortized if all criteria set out in IAS 38 are met. This principle is also used for the accounting of developed software. However, the software included in property, plant and equipment consists only of purchased software. Evotec did not capitalize any research and development costs in 2008 and 2007.

Research and development costs that are acquired in a business combination are capitalized when those research and development projects are expected to generate probable future economic benefits to the Company. Research and development costs acquired in a business combination are not amortized until they are likely to generate benefits.

The Company receives grants from government authorities for the support of specific research and development projects. The grants are requested when qualifying expenses have been incurred and are recognized as a reduction of research and development expense when they are received. No grants were received for capitalized development expenditures. The amounts recognized as a reduction of the Company’s research and development expense were T€ 20 in 2008 and T€ 169 from continuing operations in 2007.

Under the terms of the grants, governmental agencies generally have the right to audit qualifying expenses submitted by the Company.

Translation of foreign operations and foreign currency denominated transactions

The assets and liabilities of foreign subsidiaries with functional currencies other than the Euro are translated into Euro using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using rates of the date of the transaction during the period. Gains or losses resulting from translating foreign functional currency financial statements are reported as a separate component of stockholders’ equity.

Transactions in foreign currencies are translated into Euro using the foreign exchange rate ruling at the date of the transaction. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Euro using period-end exchange rates. Gains or losses resulting from foreign currency denominated transactions are included in other non-operating income and expense.

Impairment of long-lived assets and goodwill

The Company reviews long-lived assets (property, plant and equipment and intangible assets including goodwill) for impairment, to estimate the value in use or the fair value less cost to sell, in accordance with IAS 36. An impairment review is performed annually for intangible assets with indefinite useful lives and goodwill, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. In line with our policy concerning the impairment of intangible assets with indefinite useful lives and goodwill, the Company carried out an impairment test in the fourth quarter of 2008 (see Note 11).

An impairment loss is recognized if the carrying amount of an asset (or a group of assets when considering a cash generating unit) exceeds its recoverable amount which is the greater of its fair value less costs to sell or value in use. The value in use for an asset or cash generating unit is calculated by estimating the net present value of future cash flows arising from that asset or cash generating unit. The discount rate used to calculate the value in use is determined to reflect the risks inherent for each asset or cash generating unit. The evaluation of the net cash flow of the further use is based on a mid range or where applicable long range forecast. Considerable management judgement is necessary to estimate discounted future cash flows.

Any impairment is reported as a separate component of operating costs and expenses in the consolidated statement of operations. An impairment of tangible assets and intangible assets excluding goodwill is reversed if there has been a change in the estimates used to determine the value in use leading to an increase in value for a previously impaired asset. It is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been previously recognized. Impairments of goodwill are not reversed.

The Company had identified a potential indication that its assets may be impaired as a result of its market capitalization being lower than the carrying amount of the net assets. Therefore, as of December 31, 2008 the Company conducted an impairment test in accordance with IAS 36 to determine if the assets of either of its two cash-generating units are carried at amounts higher than their recoverable amount.

The impairment test at December 31, 2008 is based on discounted cash flow (DCF) models using the assumptions of Evotec’s Mid and Long Range Plans to determine a value in use for each of the cash generating units. The scientific risks related to drug development were considered through success rates for a potential future market entry of each single compound. These probabilities and the expected timelines until market

68 04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

entry were based on historical statistical benchmarks for each scientific phase individually, derived from different scientific sources. In addition, success rates were also incorporated for partnership or out-licensing probabilities, based on management expectations. Revenue estimates utilized in the DCF models were based upon estimated market penetration or comparable product sales. The future market size was estimated for each of the project’s indications and the sales potential for Evotec projects was determined by using sales of either existing products’ or comparable drugs as benchmark. Future expenses of the CGUs were based on the latest management plans and expenses beyond management’s plans were based upon assumptions derived from historical benchmarks as well as certain growth assumptions. Overheads were included in the calculation by allocation. A calculation of potential future tax payments, in line with current law, was added.

The discount rates utilized were in the range of 9.55% to 14.0% depending on the individual risk factors of the cash generating units. The discount rates correspond to the weighted cost of capital (WACC) of the different units.

The present values for each of the cash generating units were combined and reconciled to the carrying amounts of the equity of the Company. As a result of the test in context of the market capitalization being lower than the carrying amount of the net assets, the Company concluded that no further impairment is deemed necessary.

Stock compensation

The Company applies the provisions of IFRS 2 in accounting for options granted under its stock option plan. Compensation cost from the issuance of employee stock options is measured using the fair value method at the measurement date and is charged straight-line to expenses over the vesting period in which the employee renders services.

Pension and similar obligations

The Company’s net obligation for defined benefit and other postretirement benefit plans have been calculated using the projected unit credit method. Actuarial gains and losses are recognized using the 10% corridor.

Service costs and interest costs for pensions and other post-retirement obligations are recognized as an expense in income from operations.

The Company obligations for contributions to defined contribution plans are recognized as expense as incurred.

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event which will result in a probable outflow of economic benefits that can be reasonably estimated. The amount recognized represents the best estimate of the settlement amount of the present obligation as of the balance sheet date. Expected reimbursements of third parties are not offset, but recorded as a separate asset if it is virtually certain that the reimbursements will be received. Where the effect of the time value of money is material, provisions are discounted using a risk adjusted market rate.

Provisions for restructuring costs are recognized when the Company has a detailed formal plan for the restructuring and has notified the affected parties.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

The Company accrues for estimated losses from legal actions or claims, including legal expenses, when events exist that make the realization of the losses or expenses probable and they can be reasonably estimated.

Net loss per share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share and share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. There are no dilutive shares in 2008 and 2007 as a result of net losses (in 2007 net losses from continuing operations). Anti-dilutive common stock equivalents consist of 0 and 166,515 stock options in 2008 and 2007, respectively.

Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the main financial statements as well as the reported amounts of revenues and expenses during the reporting period. Main estimates and assumptions affect acquisitions (Note 3), impairment testing (Note 11), provisions (Note 16), measurement of compensation expenses (Note 19) and the recognition of deferred tax assets (Note 18). Actual results could differ from management’s estimates. In addition, changes in the current economic conditions and other events could also have a significant effect on reported amounts.

Recent pronouncements

All of the following IFRS pronouncements that were issued by the IASB and the IFRIC and were not effective as of December 31, 2008, have not been applied in the preparation of the consolidated financial statements as of December 31, 2008.

In March 2007, the IASB issued a revised version of IAS 23 “Borrowing Costs” which was endorsed by the EU in December 2008. Accordingly, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of the asset. The current option of immediately recognizing borrowing costs as an expense will be removed. The application of the revised Standard is compulsory for financial years beginning on or after January 1, 2009. The revision will have no significant impact on the consolidated financial statements.

In September 2007, the IASB issued IAS 1 “Presentation of Financial Statements” (revised 2007). IAS 1 was endorsed by the EU in November 2007. The revision is aimed at improving

55 Consolidated Financial Statements 90 Supervisory Board Report

a user’s ability to analyze and compare the information given in financial statements. IAS 1 sets requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for financial periods beginning on or after January 1, 2009, early adoption being permitted. The Company is currently evaluating the effect of the revised IAS 1.

In February 2008, the IASB amended IAS 32 “Presentation of Financial Instruments” (revised 2007) which was endorsed by the EU in January 2009. The revision amended IAS 32 for puttable instruments and obligations arising on liquidation. The new standard is effective for financial periods beginning on or after January 1, 2009. The Company is currently evaluating the effect of the revised IAS 32.

In January 2008, the IASB issued a revised version of IFRS 3 “Business Combinations” and an amended version of IAS 27 “Consolidated and Separate Financial Statements” which are both not yet endorsed by the EU. The revised version of IFRS 3 and the amended version of IAS 27 sets requirements for the presentation of business combinations and financial instruments, guidelines for their structure and minimum requirements for their contents. The new standards are effective for annual periods beginning on or after July 1, 2009. The Company will determine the expected effect of the revised version of IFRS 3 and the amended version of IAS 27 and determine an adoption date.

In July 2008, the IASB issued “Eligible Hedged Items – Amendment to IAS 39: Financial Instruments Recognition and Measurement” which is not yet endorsed by the EU. The amendment clarifies how the existing principles underlying hedge accounting should be applied in two particular situations – the designation of inflation in a financial hedged item and the designation of a one sided risk in a hedged item. The application of the amendment is compulsory for the fiscal years beginning on or after July 1, 2009 and has to be applied retrospectively, earlier application is permitted. Currently the company does not expect the adoption of the amendment, if endorsed by the EU in the current version, will have a material impact on the consolidated financial statement.

In May 2008 the IASB issued Improvements to IFRS as a first collection of minor amendments to the existing IFRS which was endorsed by the EU in January 2009. Those Improvements present amendments to 20 IFRS Standards in two parts. The first part includes accounting changes that can have an impact to presentation, recognition or measurement. The second part includes terminology or editorial changes. Unless otherwise specified in the specific standard, the application of the amendments is compulsory for fiscal years beginning on or after January 2009, while earlier application is permitted. The Company does not expect that the adoption of the amended Standards will have a material impact on the consolidated financial statements.

In June 2007, the IASB published interpretation IFRIC 13 “Customer Loyalty Programmes” dealing with the recognition and measurement of such programs. This regulation was endorsed by the EU in December 2008. The application of the interpretation is compulsory for financial years beginning on or after July 1, 2008, while earlier application is permitted. This interpretation does not have any impact on the Company’s consolidated financial statements.

In July 2008, IFRIC issued IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”. This interpretation applies to an entity with net investments in a foreign operation that hedges the foreign currency risk arising from those net investments in a foreign operation and wishes to qualify for hedge accounting in accordance with IAS 39. The application of the interpretation is compulsory for financial years beginning on or after October 1, 2008, while earlier application is permitted. This interpretation does not have any impact on the Company’s consolidated financial statements.

On October 13, 2008 the IASB issued amendments to IAS 39: “Financial Instruments: Recognition and Measurement” and IFRS 7: “Financial Instruments: Disclosures” which was endorsed by the EU on October 15, 2008. The amendments to IAS 39 and IFRS 7 allow the reclassification of certain financial instruments out of the category “held for trading” in rare circumstances. The current financial crisis is considered to be such a rare circumstance which would justify use of this possibility by companies. In accordance with the amendments to IAS 39 and IFRS 7, companies should be allowed to reclassify certain financial instruments as from July 1, 2008. Currently the company does not expect the adoption of the amendment will have a material impact on the consolidated financial statement.

In November 2008, the IFRIC issued IFRIC 17 “Distributions of Non-cash Assets to Owners” which is not yet endorsed by the EU. The application of the interpretation is compulsory for financial years beginning on or after July 1, 2009, while earlier application is permitted. This interpretation does not have any impact on the Company’s consolidated financial statements.

(3) Acquisitions

The Company acquired in a share-for-share transaction 100% of the shares in Renovis, Inc., South San Francisco, US, a company operating in the field of drug discovery and development with a focus on pain and inflammation. This acquisition was effective as of May 2, 2008. Evotec issued 34,970,268 shares to acquire the underlying shares, outstanding options and restricted stock units held by Renovis employees. The purchase price of T€ 58,625 comprises the fair value of the shares issued for common stock of € 1.68 per share which was based on the stock price of Evotec at the date of acquisition as well as the fair values determined for the shares issued for equity based compensation plans as of the date of acquisition. The relating transaction costs amounted to T€ 3,249.

The fair values of the assets and liabilities acquired from Renovis were estimated based on the recognized amounts as of the date of the acquisition. Fair value adjustments have been recorded for developed technologies in the amount of T€ 15,889 which have been estimated based on net present value modeling and for certain non-current financial assets in the amount of T€ (280). Additionally, deferred revenues in the amount of T€ 178 were reversed because no future obligation relates to those amounts. The resulting goodwill amounts to T€ 44. The net loss of Evotec for the twelve months ended December 2008 included a net loss of T€ 7,739 from Renovis.

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04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

T€	May 2, 2008 Carrying Amount	May 2, 2008 Fair Value
Cash and cash equivalents	10,706	10,706
Investments	25,333	25,333
Prepaid and other current assets	861	861
Property, plant and equipment	3,045	3,045
Developed technologies	–	15,889
Other non-current financial assets	8,805	8,525
Current liabilities	(5,251)	(5,073)
Non-current liabilities	(706)	(706)
Net assets acquired	42,793	58,580
Goodwill	–	44
Cost of acquisition	–	58,624
Less cash and cash equivalents acquired	–	(10,706)
Less fair values of shares issued	–	(55,375)
Less transaction costs	–	(3,249)
Cash Inflow (-) from acquisition	–	(10,706)

The following unaudited pro forma information is based on the assumption that the investment in Renovis, Inc. occurred as of January 1, 2007:

T€	2008	2007
Pro-forma revenues	40,391	38,805
Pro-forma net loss	(57,429)	(73,252)
Pro-forma basic and diluted loss per share	(0.60)	(0.71)

The Company acquired in a share-for-share transaction 100% of shares in Neuro3d S.A., Mulhouse, France, a company previously operating in the field of drug discovery and development in CNS, which had ceased operations prior to the transaction. This acquisition was effective as of April 1, 2007. Evotec issued 5,726,012 shares to acquire the underlying shares.

The pre-acquisition carrying amounts of Neuro3d, which equal the recognized amounts as of the date of the acquisition, for total assets were T€ 22,799 including cash and investments in the amount of T€ 18,915, and the total liabilities were T€ 1,059. Fair value adjustments have been recorded for potential future obligations in context of the Neuro3d acquisition in the amount of T€ 711 as well as an amount of T€ 100 for proprietary assays and know-how. The cost of T€ 21,129 comprises the fair value of the shares issued of €3.69 per share which was determined based on the stock price of Evotec at the date of acquisition. The net loss of Evotec for 2007 included a net income of T€ 9 from Neuro3d.

T€	April 1, 2007 Carrying Amount	April 1, 2007 Fair Value
Cash and cash equivalents	332	332
Investments	18,583	18,583
Developed Technology	–	100
Other assets	3,884	3,884
Other current liabilities	(773)	(1,484)
Accounts payable	(286)	(286)
Net assets	21,740	21,129
Less cash and cash equivalents acquired	–	(332)
Less fair values of shares issued	–	(21,129)
Cash Inflow (-) from acquisition	–	(332)

(4) Use restrictions on the Company's technology

Evotec was subject to certain restrictions concerning technologies arising in the course of its cooperation with Novartis.

Pursuant to its agreement with Novartis, Evotec is obligated to pay royalties equal to 5% of qualifying revenue to Novartis for a period of ten years. This obligation terminated on March 16, 2008. The Company has recorded related royalty expenses of T€ 0 and T€ 53 in 2008 and 2007, respectively.

Evotec was subject to certain restrictions concerning intellectual property arising in the course of its collaboration with Takeda. During the period of Takeda's exclusive access to Evotec's target database, Evotec has not granted access to the target database to any third party for purposes of exploration in the field of neurodegenerative diseases. This exclusivity period access ended on August 28, 2007.

(5) Cash and cash equivalents and investments

Of December 31, 2008 and 2007, an amount of T€ 465 and T€ 275, respectively, of cash and cash equivalents was pledged as security.

Investments in mutual funds, which invest in debt instruments to manage the fund investors' liquidity, including debt instruments with a maturity beyond three months, are reported as current investments and carried at cost that approximates their fair value. Those investments are classified as available-for-sale financial assets.

(6) Trade accounts receivables

The Company has assessed the non-payment risk of all trade accounts receivables which resulted in an allowance of T€ 0 and T€ 55 in 2008 and 2007, respectively. There are no use restrictions on trade accounts receivable.

The aging of trade accounts receivables at the year end was:

T€	Dec 31, 2008	Dec 31, 2007
Not past due	1,697	2,271
Past due 0–30 days	514	1,353
Past due 31–120 days	99	644
More than 120 days	221	689
Total trade accounts reveivables	2,531	4,957

(7) Inventories

Inventories consist of the following:

T€	Dec 31, 2008	Dec 31, 2007
Raw materials	1,723	1,768
Work-in-progress	416	626
Total inventories	2,139	2,394

Raw materials consist of biological materials and substances as well as chemicals. Work-in-progress in 2008 and in 2007 consists of costs incurred on customer projects which

55 Consolidated Financial Statements 90 Supervisory Board Report 71

were not completed at year end. The Company carries an allowance on raw materials of T€300 and T€1,581, included in the amounts above, as of December 31, 2008 and 2007, respectively. An allowance on work-in-progress in the amount of T€28 and T€0 as of December 31, 2008 and 2007, respectively is included in the amounts above. Write-ups of previously written down inventories did not occur.

(8) Other current financial assets

Other current financial assets as of December 31, 2007 mainly consist of the portion of the purchase price for the sale of Evotec Technologies GmbH including their subsidiary Evotec Technologies Inc., Cincinnati, Ohio, US, in the amount of T€1,980, which was transferred to an escrow account and received by the Company in 2008.

(9) Long-term investments

Long-term investments consist of the following:

T€	Dec 31, 2008	Dec 31, 2007
Evotec-RSIL Ltd., Maharashtra (Thane), India	417	648
European ScreeningPort GmbH, Hamburg	10	10
Total long-term investments	427	658

On October 18, 2007, Evotec acquired a 49% ownership interest in the common stock of Evotec-RSIL Ltd. (Evotec-RSIL), Maharashtra, India, which is accounted for under the equity method of accounting. The Company's share of the net loss of Evotec-RSIL amounted to T€242 and T€22 in 2008 and 2007, respectively. As of December 31, 2008, the carrying amount of the investment is T€417 (December 31, 2007: T€648).

In 2007, Evotec founded together with the City of Hamburg the European ScreeningPort GmbH (ESP), Hamburg, with an ownership of 19.9% interest. As of December 31, 2008 and 2007 the carrying amount of the investment is T€10. This investment is classified as available-for-sale financial asset.

Evotec had a 22.72% voting interest by virtue of a 65.0% investment in the common stock of DIREVO Biotech AG ('Direvo'), which was accounted for under the equity method of accounting. In 2007 the investment was sold. The sales price was T€500 and resulted in other income from financial assets of T€500. The Company's share of the net loss of Direvo amounted to T€0 in 2007.

The long-term investments of Evotec continue to have losses and, therefore, do not have undistributed profits.

The Company has recorded no revenues in the ordinary course of business with their investments in 2007. In 2008, the Company recorded revenues in the amount of T€30 with ESP. Additionally the Company gave a loan to ESP in the amount of T€320. Services and materials were purchased in 2008 from Evotec-RSIL in the amount of T€134. No further material transactions with investments of the Company were recorded.

(10) Property, plant and equipment

With respect to the development of property, plant and equipment, please refer to the consolidated fixed asset movement schedule.

The main additions in 2008 relate to upgrades of our screening facility and analytical equipment. Upon completion of the assets under construction, costs are transferred into their respective fixed assets classification. Depreciation expense amounted to T€4,058 and T€4,595 in 2008 and 2007, respectively.

The Pilot Plant cash generating unit located in Abingdon, United Kingdom was part of the discontinued operations sold to Aptuit (Edinburgh) Limited (Aptuit) effective November 30, 2007. In 2007 no impairment, nor any reversal of impairment, has been recorded.

Laboratory premises in Abingdon, United Kingdom were tested for impairment. During the asset impairment review, as permitted under IAS 36, management estimated the asset impairment using a method based on the physical usage of the laboratory premises. This has resulted in a partial reversal of T€589 in continuing operations in 2007 of the previously recognized asset impairment. This is reflected as reversal of impairment in the consolidated statements of operations for the period January 1 to December 31, 2007. As a result of the asset impairment review in 2008, the Company concluded that no impairment, nor reversal of impairment, is deemed necessary.

The net book values included in the fixed assets, which are held under finance leases, relate to plant and machinery as well as fixture and fittings of T€533 and T€36 as of December 31, 2008 and T€1,139 and T€27 as of December 31, 2007, respectively. The related depreciation amounts to T€376 and T€12 in 2008, T€908 and T€33 in 2007, respectively.

(11) Other intangible assets and goodwill

With respect to the development of intangible assets and goodwill please refer to the consolidated fixed asset movement schedule.

The main additions in 2008 relate to intangible assets acquired in the business combination with Renovis, Inc. with effective date May 2, 2008, amounting to T€15,889. Amortization expense of intangible assets amounted to T€553 in 2008 and from continuing operations to T€2,589 in 2007. The customer lists acquired through the acquisition of ENS in 2005 were fully amortized in 2008.

The developed technologies acquired in a business combination are not amortized until they are likely to generate benefits.

The developed technologies from the acquisition of Renovis, Inc. were tested for impairment on the annual designated test date of October 2008. The impairment test is based on a discounted cash flow model by using the assumptions of a Long Range Plan (LRP) for 15 to 20 years to determine a value for the cash generating projects. The discount rate considering the risks and rewards of the activities used in the impairment test was 13.3%. As a result of that test, the Company concluded that no impairment is deemed necessary. The carrying amount at December 31, 2008 amounted to T€17,594.

72 04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

The developed technologies from the acquisition of ENS Holdings, Inc. with a carrying amount of T€ 28,017 and T€ 35,312 at December 31, 2008 and 2007, respectively, were tested for impairment on the annual designated test date October 2008. The impairment test is based on a discounted cash flow model by using the assumptions of a Long Range Plan (LRP) for 15 to 20 years to determine a value for the cash generating projects. The discount rate considering the risks and rewards of the activities used in the impairment test was 14.0%. As a result of that test, the Company concluded that an impairment is deemed necessary in the amount of T€ 7,295. In 2007 the impairment test resulted in an impairment of T€ 3,216 which was reported in continuing operations.

The developed technology from the acquisition of Neuro3d effective April 1, 2007 in the amount of T€ 100 was fully impaired in 2007.

Goodwill from the acquisition of Oxford Asymmetry International plc has been tested for impairment on the annual designated test date October 2008. The impairment test is based on a discounted cash flow model by using the assumptions of the Mid Range Plan for 2009 to 2013. The discount rate considering the risks and rewards of the activities used in the impairment test was 9.1%. As a result of that test, the Company concluded that an impairment in the amount of T€ 20,288 was due for the goodwill carried as of that date. In 2007, the impairment review resulted in an impairment of T€ 5,819 which is reported in continuing operations. The carrying amount at December 31, 2008 and 2007 amounted to T€ 12,778 and T€ 38,517, respectively.

In May 2005 the Company acquired ENS Holdings, Inc. which resulted in goodwill in the amount of T€ 461 which is also the carrying amount at December 31, 2008 and 2007. The Company has tested the cash generating unit for impairment on the annual designated test date October 2008. As a result of this test, the Company concluded that no impairment has to be recorded in 2008 and 2007.

In May 2008 the Company acquired Renovis, Inc. which resulted in goodwill in the amount of T€ 44 and a carrying amount at December 31, 2008 of T€ 49. The Company has tested the cash generating unit for impairment on the annual designated test date October 2008. As a result of this test, the Company concluded that no impairment has to be recorded in 2008.

The total amount of foreign exchange differences related to goodwill denominated in a foreign currency amounted to T€ 5,446 and T€ 3,833 in 2008 and 2007, respectively and are recorded directly in equity.

(12) Other non-current financial assets

Other non-current financial assets as of December 31, 2008 consist primarily of auction rate securities (‘ARSs’) in the amount of T€ 8,303 and Put Options related to these ARSs in the amount of T€ 1,726. The ARSs were acquired as part of the Renovis acquisition and are classified as available-for-sale which are measured at fair value with unrealized gains and losses reported as a component of “Reserve” in stockholders’ equity.

The ARSs the Company holds are debt instruments issued by U.S. municipalities with substantially all being AAA rated or equivalent, backed by pools of student loans and largely guaranteed by the U.S. Department of Education. These instruments are debt securities with long-term maturities with the interest rates historically resetting through auctions generally once a month. Since mid-February 2008, liquidity issues in the global credit markets have resulted in the failure of auctions of all of the ARSs the Company holds. To date all interest payable on the ARSs have been paid when due, however, due to the illiquidity of the ARSs there is not a ready market for the purchase and sale of these instruments.

Due to the illiquidity of the ARSs, the Company utilized a discounted cash flow (‘DCF’) model to derive an estimate of fair value of these securities at December 31, 2008. The discounted cash flow model includes estimates with respect to the amount and timing of future interest payments, projections of interest rates, and the rate of return required by investors to own such securities given the current liquidity risk associated with the ARSs. As a result, the Company recorded an unrealized loss of T€ 956 in the period May to December 2008 related to ARS investments of T€ 10,110 (par value). The fair value of the ARS as of the date of acquisition amounted to T€ 8,361. As of December 31, 2008 the fair value amounted to T€ 8,303 including foreign exchange differences.

In November 2008, the Company entered into an agreement, where the Company received the right (‘Put Option’) to sell its ARSs back to the investment firm that sold the ARSs to Renovis at par, at its discretion, anytime during the period from June 30, 2010 through July 2, 2012. In accordance with IAS 39, the Put Option is considered to be a derivative and is measured at fair value with gains or losses recorded in the statement of operations at each period end. The Company, using a DCF model to measure the Put Option, recorded income of T€1,810 and a corresponding other non-current financial asset of T€ 1,726 measured with the exchange rate as of December 31, 2008.

(13) Discontinued operations

In the third quarter 2007, the Company signed an agreement with Aptuit, Inc. for the sale of Evotec (Scotland) Ltd as well as a part of Evotec (UK) Ltd, which forms the Chemical Development Business. The sales price amounted to T€ 42,476. It was paid in cash in two portions amounting to T€ 1,680 on September 29, 2007 and T€ 41,178 on November 30, 2007. A purchase price adjustment on the basis of a working capital adjustment equivalent to T€ 382, was settled by the Company in the first quarter of 2008. The sale resulted in a gain of T€ 25,227. This sale was completed in the fourth quarter 2007. The activities of the business are included in discontinued operations for all periods presented in the statements of operations.

In 2006, the Company signed a purchase agreement for the sale of Evotec Technologies GmbH, Duesseldorf, for T€ 24,147. This purchase became effective as of January 1, 2007. The main portion of T€ 22,167 was already paid on December 29, 2006. The purchase price was decreased in 2007 in the amount of T€ 261. This amount was paid in cash by the Company in 2007. The last portion in the amount of T€ 1,980 was received in 2008. This transaction resulted in a gain of T€ 11,165 reported as discontinued operation in 2007.

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The condensed cash flows of the discontinued operations are as follows:

T€	2007
Net cash provided by operating activities	1,733
Net cash used in investing activities	(1,161)
Net cash used in financing activities	(844)
Net decrease in cash and cash equivalents	(272)

(14) Long-term loans

In 2007, the Company entered into a T€ 3,000 loan agreement with a bank of which T€3,000 is outstanding at December 31, 2008 and 2007. This loan carries a variable interest rate of 1.15% over six month EURIBOR per annum and is repayable in total on December 10, 2010.

On December 19, 2007, EVOTEC NeuroSciences GmbH (ENS) entered into a T€3,000 loan agreement with a bank of which T€3,000 is outstanding at December 31, 2008 and 2007. The loan carries a variable interest rate of 1.2% over six months EURIBOR per annum and is repayable in one bullet payment at maturity at the end of 2012. ENS has pledged potential future cash flows from commercialisation of certain assets vis-à-vis the bank to secure repayment of the loan.

Further ENS has entered in 2006 into a T€ 5,000 loan agreement with a bank of which T€3,125 is outstanding at December 31, 2008 (2007: T€ 4,375). This loan carries a fixed interest rate of 5.4% per annum and is repayable in semi-annual installments of T€ 625 ending on June 30, 2011. ENS has pledged potential future cash flows from commercialisation of certain assets vis-à-vis the bank to secure repayment of the loan.

With the acquisition of Renovis, Inc., the Company assumed a long-term loan agreement with a US-based financing company. This loan is repayable in monthly installments until October 30, 2010. The interest rates are variable. The outstanding balance as per the end of 2008 was T€ 987.

On May 18, 2005 Evotec entered into an unsecured loan of T€ 569. The loan was repayable in equal installments over a period of three years and carried an interest rate of 1.2% over three months Euro LIBOR. At December 31, 2008 the total balance of the loan still outstanding was T€0 (2007: T€47).

A further loan facility of T€ 2,970 was agreed on March 29, 2006. This loan is contracted to Evotec (UK) Ltd for the purpose of group financing. The loan was due for repayment in full on February 28, 2009. The loan was repaid as part of the transactions with Aptuit.

Evotec (Scotland), sold to Aptuit, effective November 30, 2007, had total loan fundings of T€ 1,006 at the balance sheet date 2006. The loans were repayable in installments through 2009. The loan was repaid as part of the transactions with Aptuit.

On February 4, 2003, the Evotec (UK) Ltd entered into a loan agreement with another bank, for the amount of T€ 2,937 which was secured by a charge on buildings and chattels in the United Kingdom. The loan carried an interest rate of 1.35% over three months Euro LIBOR per annum and was repayable in equal installments over a period of five years. The loan was repaid in full in 2007 as the assets against which the loan was secured were sold unencumbered as part of the transaction with Aptuit.

In July 2002, the Company entered into a T€ 5,000 loan agreement with a bank, of which T€0 was utilized and outstanding as per December 31, 2007. This loan carried a fixed interest rate of 5.84% per annum and was repaid in monthly installments of T€ 216 (interest and repayment) ending on June 30, 2007. This loan was secured by certain fixed assets.

Throughout the year 2008 and 2007, Evotec met all covenants under the various loan agreements described above.

The annual maturities of these debts are as follows:

T€	
2009	2,579
2010	4,422
2011	625
2012	3,000
Total	10,626

Non-current loans and borrowings:

T€	2008	2007
Secured bank loans	5,047	6,125
Unsecured bank loans	3,000	3,000
Total	8,047	9,125

Current portion of loans and borrowings:

T€	2008	2007
Current portion of secured bank loans	2,579	1,250
Current portion of unsecured bank loans	–	47
Total	2,579	1,297

The currency structure of loans is as follows at December 31, 2008: T€ 9,125 in Euro, T€ 987 in USD and T€ 514 in GBP (December 31, 2007: T€ 10,375 in Euro and T€ 47 in GBP). The Evotec interest rates are 31% fixed rates and the rest on a variable interest rate basis.

The Company maintains lines of credit totaling T€ 2,182 and T€ 2,842 to finance its short-term capital requirements, of which the entire balance is available as of December 31, 2008 and December 31, 2007, respectively. These lines of credit provide for borrowings at various interest rates and have various expiration dates as well as no stated expiration date.

The fair value of the long-term loans is equal to the notional amounts as of December 31, 2008 and as of December 31, 2007, respectively.

(15) Finance lease obligations

Liabilities under finance leases are recognized as financial obligations and the leased assets are capitalized. These assets consist of laboratory equipment. The Company is obligated under finance leases of T€ 702 and T€ 1,239 as of December 31, 2008 and 2007, respectively that expire at various dates during the next five years.

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Those finance leases include property, plant and equipment. The future minimum lease payments under finance leases are as follows:

T€	Capital	Interest	Total
2009	356	26	382
2010	224	12	236
2011	99	4	103
2012	23	1	24
Total principal payable on finance leases	702	43	745

The split into current and non-current finance lease obligations are as follows:

T€	2008	2007
Current portion of finance lease liabilities	356	539
Non-current portion of finance lease liabilities	346	700
Total	702	1,239

The fair value of the long-term finance lease obligations is equal to the notional amounts as of December 31, 2008 and as of December 31, 2007, respectively.

(16) Provisions

The provisions consist of the following:

T€	Dec 31, 2008	Dec 31, 2007
Bonus accruals	2,734	2,669
Severance payments	1,750	–
Accrued vacation	842	628
Accrued lease expenses	929	953
Other provisions	1,383	1,889
Total provisions	7,638	6,139

The following table summarizes the provisions recorded during 2008:

T€	Jan 1, 2008	Business Combination	Consumption	Disposal	Foreign exchange	Additions	Dec 31, 2008
Personnel expenses	3,297	708	2,776	706	(131)	3,184	3,576
Severance payments	–	–	–	–	–	1,750	1,750
Accrued lease expenses	953	259	268	–	(205)	190	929
Other provisions	1,889	973	1,525	607	(21)	674	1,383
Total	6,139	1,940	4,569	1,313	(357)	5,798	7,638

The provision for severance payments relate mainly to the exit agreement the Company entered into with Jorn Aldag. As of December 31, 2008, other provisions consist of provisions with regard to the acquisition of Neuro3d (T€ 269) as well as a provision for the Supervisory Board remuneration (T€ 198) and other provisions with an individual amount under T€ 198. The provision for personnel costs may differ from the actual amounts due to the fact that the actual percentage of the variable portion of the remuneration may differ from the estimates. The actual consumption of the accrued lease expenses may vary from the estimated if the lease period changes.

An amount of T€ 779 as per December 31, 2008 (2007: T€ 1,016) is expected to be paid after one year and therefore is shown under non-current provisions. This amount mainly derives from accrued lease expenses. The fair values of those non-current liabilities as of December 31, 2008 amount to T€ 514 (2007: T€ 518).

(17) Other current liabilities

In 2008 the other current liabilities mainly consist of the fair value of foreign currency contracts as of December 31, 2008.

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(18) Income taxes

Income taxes comprise the current taxes (paid or owed) on income in the individual countries as well as the deferred taxes for the continuing and discontinued operations. For the calculation of current taxes, tax rates are used which are applicable on the balance sheet date. For the deferred taxes tax rates are used which for the expected period of reversion are enacted or substantively enacted at the balance sheet date.

Loss before income taxes is attributable to the following geographic regions for the years ended December 31, 2008 and 2007:

T€	2008	2007
Germany	(56,480)	(31,935)
Foreign	(19,490)	16,555
Total	(75,970)	(15,380)

Income tax benefit (expense) for the years ended December 31, 2008 and 2007 is as follows:

T€	2008	2007
Current taxes:		
– Germany	(261)	(38)
– Foreign	(1,650)	(381)
Total current taxes	(1,911)	(419)
Deferred taxes:		
– Germany	–	6,453
– Foreign	(406)	(1,810)
Total deferred taxes	(406)	4,643
Total income tax benefit (expense)	(2,317)	4,224

The tax rate in the UK for the year ended December 31, 2008 amounted to 28% from April 1, 2008 onwards and 30% for the first three months of the year 2008. The tax rate in the UK for the year ended December 31, 2007 amounted to 30%. In the US the tax rate for the year ended December 31, 2008 amounted to 40.726%. For the years ended December 31, 2008 and 2007, the actual combined German federal corporation income and trade tax rate amounted to 32.28% and 40.38%, respectively.

The income tax benefit (expense) differs from the expected income tax benefit (expense) determined using the combined German tax rate of 32.28% (2007: 40.38%) as follows:

	Years ended December 31,	
T€	2008	2007
Expected income tax benefit	24,523	6,210
Non-deductible goodwill impairment	(6,549)	(2,350)
R&D tax credits	1,121	1,829
Other permanent differences	(4,827)	4,057
Foreign tax differential	1,096	3,099
Change in recognition of deferred tax assets	(16,818)	(9,225)
Non recognition of deferred tax assets for interest carry forwards	(1,437)	–
Tax rate change	–	114
Other	574	490
Actual income tax benefit (expense)	(2,317)	4,224

The other permanent differences in 2008 consist of consolidation effects on group level, which do not affect the taxable income of any entity, amouting to T€3,813 and non-deductible expenses in the amount of T€1,014. In 2007 the other permanent differences relate to tax free income in the amount of T€4,226 offset by non-deductible expenses in the amount of T€169.

Deferred income tax assets and liabilities calculated with the enacted tax rate of 32.28% as of December 31, 2008 and 2007 relate to the following:

T€	2008	2007
Deferred tax assets:		
– Loss carry forward	73,026	68,824
– Interest carry forward	1,437	–
– Intangible assets	6,641	–
– Non-current financial assets	739	–
– Other	742	160
Total	82,585	68,984
Non-recognition of deferred tax assets	(64,884)	(54,100)
Total deferred tax assets	17,701	14,884
Deferred tax liabilities:		
– Property, plant and equipment	2,461	3,498
– Intangible assets	14,737	11,485
– Non-current financial assets	703	–
– Undistributed subsidiaries earnings	133	469
– Other	1,130	1,029
Total deferred tax liabilities	19,164	16,481
Deferred tax liabilities, net	1,463	1,597

Net deferred tax liabilities are recognized in the balance sheets as of December 31, 2008 and 2007, in the amount of T€1,463 and T€1,597, respectively.

For the years ended December 31, 2008 and 2007, Evotec recorded additional valuation allowances with respect to tax benefits of tax losses carried forward of T€11,813 and T€3,436, respectively. The valuation allowances in 2008 decreased in the amount of T€18,171 due to the expiration of tax loss carry forwards in Germany based on ownership changes. Due to the acquisition of Renovis, valuation allowances in the amount of T€10,747 on deferred tax assets in the amount of T€16,427 for tax loss carry forwards and deferred tax liabilities in the amount of T€5,680 which had a compensating effect were acquired. The Company's deferred tax assets are recorded to the extent it is probable that such tax benefits would be realized in future years. Evotec has not generated taxable income in Germany since the start of operations until 2007 and does not expect to in the foreseeable future. The taxable income in 2008 in Germany resulted from extraordinary corporate transactions. The rationale behind the valuation allowances is based on the potentially unlikely prospect of generating taxable income and, to a significant extent, the questionable nature, availability and benefit of the tax losses carried forward generated in Germany prior to material equity transactions in the past. Tax losses carried forward for Germany of T€153,175, France of T€39,511 and the UK of T€2,464 do not expire. Tax losses carried forward for US of T€34,200 expire from 2020 onwards. The German tax losses carried forward can only be offset against an amount of 60% of future taxable income after exceeding a fully deductible amount of T€1,000 per year.

The tax rate change in UK has led to a deferred tax income in the amount of T€ 114 in 2007. Due to the whole valuation allowance on the deferred taxes in Germany the tax rate change in Germany did not lead to an effect on the deferred taxes in 2007.

Deferred taxes are accounted for as tax expenses or income in the statements of operations unless they relate to items included in equity in which case they are accounted for as part of equity.

(19) Stock-based compensation

The shareholders’ meeting on June 7, 1999 established a stock option plan (‘Option Plan 1999’) and authorized the granting of stock options for up to 1,466,600 shares. The plan is subject to certain restrictions regarding the number of stock awards that may be granted in a year and the allocation of the grants to members of the Management Board, other key management personnel and all other employees. The annual shareholders’ meeting in 2000 and 2001 provided for the authorization of additional 949,000 and 1,129,600 stock options, respectively.

Under the terms of the plan, each option entitles the holder to purchase one share of the Company’s stock within ten years of the grant date at a set strike price. For all options granted in 1999, the strike price was the price of the initial public offering of € 13.00 (€ 6.50 after stock split). Options granted in 2000 and 2001 can be exercised at a strike price equal to the closing price of the shares or at a strike price equal to the closing price of the shares plus 5% on the trading day before the option was granted. Options have a graded vesting: a maximum of one-third of which can be exercised at the earliest after two years, a maximum of further two-thirds after three years and all remaining awarded options after four years. Options can only be exercised within certain specified two weeks periods starting on the third day after one of the following events: (i) release of the quarterly results, (ii) annual press conference on the financial statements, or (iii) annual shareholders’ meeting of the Company. The options can only be exercised if the stock price exceeds the strike price by at least 5%.

The terms of the stock option plan further provide: a grant of options is allowed if the average closing price of the Company’s stock has increased by at least 30% when comparing the last quarter of the last business year before the grant with the last quarter of the preceding year. The Supervisory Board, however, has the authority to override this restriction and to authorize the granting of options to employees if such a decision is considered necessary for the interests of the Company.

The shareholders’ meetings on June 7, 2005, May 30, 2007 and August 28, 2008 established new stock option plans (‘Option Plan 2005, 2007 and 2008’) and authorized the granting of stock options for up to 1,741,481, 2,140,000 and 3,400,000 shares in 2005, 2007 and 2008, respectively. The plans are subject to certain restrictions regarding the number of stock awards that may be granted in a year and the allocation of the grants to members of the Management Board, other key management personnel and all other employees. Within one calendar year, no more than 40% of options from the Option Plan 2005 and 2007 and not more than 50% of options from the Option Plan 2008 shall be granted.

Each option entitles the holder to purchase one share of the Company’s stock at a strike price equal to the price of one share at the time of the grant of the option. Options can be exercised after a vesting period of three years after the date of their grant but no later than six years after the respective grant. The Option Plan 2005, 2007 and 2008 stipulates an exercise hurdle of a 33% price increase against the share price at the time of granting. The option holder may exercise his options only if this hurdle is achieved on the day three years after the respective date of granting. In case the hurdle is not achieved, the same increase after four or five years, respectively, would make the options exercisable.

Options under the Option Plan 2005, 2007 and 2008 can only be exercised within the specific two weeks periods relevant also to the other option programs.

Through the acquisition of ENS Holdings, Inc. in 2005, the Company acquired a stock option plan under which shares in the amount of 323,749 were granted on the date of consolidation May 26, 2005. Under the terms of the plan, each share which has to be treated as an option entitles the holder to receive one share of the Evotec AG’s stock until April or November 2014 at a set strike price of zero. The corresponding new shares are being held in escrow and are released by an individually set amount every quarter as well as on achievement of individual milestones.

Through the acquisition of Renovis, Inc. in 2008, the Company assumed the former equity instruments issued under the original Renovis stock option plan (Renovis Plan) which included options in the amount of 508,038 and restricted stock units (RSUs) in the amount of 913,106. As part of the acquisition accounting these equity instruments were remeasured on the date of acquisition, May 2, 2008. The original terms of the equity instruments did not change upon assumption by the Company and under the terms of the Renovis Plan each option entitles the holder to purchase two shares of the Company’s stock at a strike price equal to the share price of one share of Renovis at the time of the grant of the option. The options generally vest at the rate of 1/48 per months. Additionally, under the Renovis Plan, each RSU entitles the holder to receive one share of the Company’s stock at no cost. The RSUs vest monthly from one year to three years. The corresponding new shares are being held in trust and are released according to the relevant agreements.

In 2008, stock options in the amount of 957,820 (see also Note 30 (f)) held by employees of the Company continue to be valid after termination of the relating employment. Stock options in the amount of 541,307 held by employees of Evotec Technologies continue to be valid after Evotec sold this company to PerkinElmer effective January 1, 2007. Through the disposal of the Chemical Development Business to Aptuit effective November 30, 2007 an amount of 325,716 stock options continue to be valid. Those transactions were recognized as accelerated vesting.

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A summary of the status of the plans as of December 31, 2008 and 2007, and the changes during the years then ended is presented as follows:

pcs. and € per share	Options 2008	2008 Weighted average exercise price	Options 2007	2007 Weighted average exercise price
Outstanding at beginning of the year	4,033,047	5.63	3,742,674	6.02
Options granted	600,000	0.97	595,000	3.38
Options exercised	–	–	(63,616)	2.32
Options forfeited	(84,400)	11.19	(27,365)	12.61
Options waived (re-issueable)	(564,078)	4.63	(213,646)	6.24
Outstanding at end of the year	3,984,569	4.96	4,033,047	5.63
Thereof exercisable	2,240,151	6.88	1,959,450	8.27

A summary of the stock options outstanding as of December 31, 2008 is as follows:

			Outstanding pcs.	Exercisable pcs.	Weighted average remaining contractual life years	Weighted average exercise price € per share
Range of exercise price	0.97	€ per share	600,000	–	5.80	0.97
Range of exercise price	1.66 – 3.66	€ per share	2,324,934	1,180,516	4.42	2.96
Range of exercise price	5.97 – 6.80	€ per share	727,775	727,775	3.05	6.52
Range of exercise price	10.15 – 12.48	€ per share	43,700	43,700	2.93	12.48
Range of exercise price	24.30	€ per share	288,160	288,160	1.90	24.30

The presentation of unearned compensation, a component of stockholders' equity, was changed by netting it with additional paid-in capital. Unearned compensation amounted to T€ 953 as of December 31, 2007. The Company recognized compensation expense in 2008 and 2007 for all options totaling T€ 1,683 and T€ 1,024, respectively, which was reflected as operating costs and expenses in the consolidated statements of operations.

The fair value of each option grant was estimated on the date of grant for the fiscal years ended December 31, 2008, 2007, 2006, and 2005 using a binomial model with the following assumptions:

	Jan 6, 2004	Nov 18, 2004	Mar 4, 2005	Mar 7, 2005
Risk-free interest rate in %	3.81	3.30	3.32	3.32
Volatility in %	67.1	55.6	58.4	58.4
Fluctuation in %	10.0	10.0	10.0	10.0
Price range in Euro	5.97	2.52–2.65	0.00	3.61
Fair value per option	2.89–3.35	1.12–1.32	2.87–2.90	1.59–1.82

	July 11, 2005	Aug 30, 2005	Dec 16, 2005	June 7, 2006
Risk-free interest rate in %	2.85	2.79	3.14	3.95
Volatility in %	56.4	49.1	34.8	45.1
Fluctuation in %	10.0	10.0	10.0	10.0
Price range in Euro	2.82	2.71–2.80	2.59–2.73	3.19
Fair value per option	1.30–1.48	1.09–1.23	0.84–0.98	1.22

	Nov 6, 2006	May 29, 2007	Dec 17, 2007	Oct 17, 2008
Risk-free interest rate in %	3.68	4.39	4.19	3.44
Volatility in %	50.5	42.4	42.7	55.0
Fluctuation in %	10.0	5.0	15.0	0.0
Price range in Euro	3.49–3.66	3.50–3.68	2.64	0.97
Fair value per option	1.47–1.73	1.35–1.55	0.91	0.47

The expected dividend yield is zero, the expected remaining life 6 years in all models.

04 To Our 07 Our Value 17 Management 49 Corporate Shareholders Drivers Report Governance

(20) Stockholders’ equity

On December 31, 2008, there are 108,838,715 shares issued and outstanding with a nominal amount of Euro 1 per share including equity instruments acquired in the business combination with Renovis held in trust. Furthermore, authorized but unissued shares consist of a conditional capital (bedingtes Kapital) of 10,599,380 shares available with respect to the stock option plan and an authorized capital (genehmigtes Kapital), of 21,733,878 shares. A capital increase out of the conditional capital in the amount of 169,319 shares in connection with the share options has not yet been registered in the trade register. As of December 31, 2008 and 2007, the Company held 0 and 24,692 treasury shares, respectively, for the remuneration of the Supervisory Board.

At the annual shareholders’ meeting on June 8, 2006, the Management Board of the Company was authorized to issue up to 33,986,558 shares for cash or contributions in kind.

Effective May 8, 2007, the Company increased its stockholders’ equity by issuing 5,726,012 new shares against contributions in kind out of the authorized capital (genehmigtes Kapital) to be used as consideration for the acquisition of Neuro3d S.A. The price per share amounted to € 3.69.

At the annual shareholders’ meeting on May 29, 2007, the Management Board of the Company was authorized to issue up to 36,849,564 shares for cash or contributions in kind.

Effective May 2, 2008, the Company increased its stockholders’ equity by issuing 34,970,268 new shares against contributions in kind out of the authorized capital (genehmigtes Kapital) to be used as consideration for the acquisition of Renovis, Inc. The price per share amounted to € 1.68.

At the annual shareholders’ meeting on August 28, 2008, the Management Board of the Company was authorized to issue up to 21,733,878 shares for cash or contributions in kind. Under German law, the shareholders of a stock corporation may empower the Management Board to issue shares in a specified aggregate nominal value not exceeding 50% of the issued share capital at the time of the shareholder vote, in the form of approved capital (genehmigtes Kapital). The authorization expires on August 27, 2013.

(21) Other income from financial assets

Due to the sale of Direvo Biotech to Bayer HealthCare in September 2008 the Direvo convertible bonds, which the Company received as part of the consideration of the sale of the equity holding in Direvo in May 2007, were sold resulting in an income from financial assets amounting to T€ 4,607. Additionally, income from the valuation of the put option related to auction rate securities in the amount of T€ 1,810 and profit on the sale of investments in the amount of T€ 822 were recorded.

(22) Foreign currency exchange loss

In accordance with IAS 21 the Company recognized a foreign exchange loss of T€ 11,814 as a result of the reduction of the capital reserve of one subsidiary, paid to Evotec AG in 2008. This is deemed to be a repayment of share capital resulting in the cumulative foreign exchange losses related to the investment in this subsidiary, which were previously recorded as a component of equity, being reclassified into the Company’s statement of operations in 2008.

(23) Segment information

Evotec decided to early adopt IFRS 8 “Operating segments” as of January 1, 2008. IFRS 8 was issued in November 2006 and replaces IAS 14 “Segment Reporting”. Pursuant to IFRS 8, reporting on the financial performance of the segments has to be prepared in accordance with the so-called management approach. Following the disposition of the Chemical Development Business, the internal organization as well as the management reporting does not identify several segments from January 1, 2008 onwards. The allocation of resources and the internal evaluation of Evotec’s performance by the management are for the entire Evotec group. Following the adoption of IFRS 8 and the disposition of the Chemical Development Business, Evotec does not report segment information.

(24) Financial instruments

The fair value of cash and cash equivalents, investments, trade accounts receivable and trade accounts payable approximate their carrying values in the consolidated financial statements due to their short-term nature. Financial assets are accounted for at the settlement date. The credit risk in connection with failures by counterparties to discharge their obligations is assessed by the Company to be immaterial. The fair value of debt varies from the carrying amount, if there is a difference between the underlying interest rate to the market interest rate. The fair value is then determined using an appropriate market interest rate. The Company is exposed to interest rate risk through variable interest-bearing loans and finance lease liabilities. These interest rate risks are deemed not to be significant.

The Company periodically enters into derivative transactions including foreign currency forward contracts. The objective of these transactions is to reduce the risk of exchange rate fluctuations of the Company’s foreign currency denominated cash flows. Evotec does not enter into derivative transactions for trading or speculative purposes. As of December 31, 2008, the Company held U.S. Dollar forward contracts with Euro equivalent notional amounts of T€ 4,257 and a fair value of T€ 618 (2007: T€ 0 and T€ 0, respectively). Foreign currency contracts are carried at fair value which is determined using quoted market prices or discounted cash flows. The maturity for all foreign currency contracts held by the Company is short term. The fair value of the foreign currency contracts is included in current liabilities on December 31, 2008. Gains and losses from the fair value accounting related to foreign currency derivatives are included in other non-operating income and expense and amounted to T€ 758 and T€ 0 for the years ended December 31, 2008 and 2007, respectively.

55 Consolidated Financial Statements 90 Supervisory Board Report 79

The maximum exposure to credit risk for trade receivables including related parties at the year end by geographic region was:

	Years ended December 31,	
T€	2008	2007
Germany	250	113
United Kingdom	199	775
Rest of Europe	496	1,098
United States	1,572	2,843
Rest of the World	14	308
Total	2,531	5,137

	Average rate		Reporting date rate	
	2008	2007	2008	2007
USD	0.68341	0.73082	0.7095	0.67942
GBP	1.25968	1.46206	1.0272	1.35707
CHF	0.63064	0.60883	0.672	0.60324

Currency risks

The Company is in connection with all financial instruments recorded at December 31, 2008 significantly exposed to currency risks associated with the US Dollar and UK Sterling due to financial instruments held in currencies which are not the functional currency of Evotec. The subsidiaries of Evotec AG situated in UK and in US, are additionally exposed to the currency risks associated with the Euro in relation to their functional currency. If the Euro had gained (lost) 10 percent against the US Dollar at December 31, 2008 the effect on net loss would have been T€ 49 higher (lower) (December 31, 2007: T€ 776 higher (lower)). Shareholders' equity is impacted in the same amount. If the Euro had gained (lost) 10 percent against the UK Sterling at December 31, 2008 the effect on net loss would have been T€ 552 higher (lower) (December 31, 2007: T€ 920 higher (lower)). Shareholders' equity is impacted in the same amount.

Interest rate risks

The Company is exposed to interest rate risks, in Germany, France, UK and US due to current investments as well as loans and finance leases. Financial instruments with fixed interest rates are not subject to interest rate risks and therefore are not included in the sensitivity analysis. Financial instruments with variable interest rates as of December 31, 2008 are included in the sensitivity analysis for the period of their existence. If the interest rate had been 100 basis points higher (lower) at December 31, 2008 the effect on net loss would have been T€ 358 higher (lower) (December 31, 2007: T€ 492 higher (lower)). Shareholders' equity is impacted in the same amount.

The fair values of the long-term loans and finance leases as of December 31, 2008 would have been T€ 131 lower (higher) (December 31, 2007: T€ 241 lower (higher)) if the relating interest rate used for determining fair values had been 100 basis points higher (lower) at December 31, 2008.

Other price risks

The Company is not exposed to any price risks associated to their financial instruments.

(25) Risks

Liquidity risks

Based upon the Company's current financial plan it expects that its current cash and cash equivalents, short term and long term investments, together with its operating revenues will be sufficient to fund its planned activities at least until the end of 2010. The Company's future cash requirements will depend on various factors, including its success in developing Evotec's pipeline projects, its ability to partner the Company's projects with collaborators, increasing sales of both existing and new services, expenses associated with sales growth as well as competition and the general economic situation. Expenditures on internal development programs or potential acquisitions of technologies or intellectual property rights are likely to reduce the Company's short to mid-term profitability and cash reserves. The Company intends to reduce part of this financial exposure by entering into early stage collaboration agreements, to the degree possible and advisable while trying to maximize returns. Additionally, in the past, the Company has raised cash through capital increases. The Company does not intend to engage in projects or project phases unless appropriate funding is allocated or secured.

The Company conducts clinical trials which have a risk of failure. A clinical trial failure may have a negative impact on the Company's financial position, results of operations and cash flows.

The Company has important collaborations with pharmaceutical and biotechnology companies. Any termination of such collaborations or failure to achieve contracted milestones would likely have an adverse impact on the Company's financial position, results of operations and cash flows.

With a high proportion of sales denominated in U.S. Dollar currency exposure creates a risk to our profitability, in particular relative to the UK Sterling with the respect to the subsidiaries in the United Kingdom. A weakening of the U.S. Dollar when accompanied by a relative strengthening of the UK Sterling against the Euro will reduce revenues and profitability and constitutes a significant risk to the Company's financial situation. The Company has entered into certain hedging activities to help mitigate the impact of the currency fluctuations on its results of operations before taxation.

Capital management

Evotec actively manages its funds to primarily ensure liquidity and principal preservation while seeking to maximise returns. Evotec's cash and short-term investments are located at several different banks and financial investments are made in liquid, highly diversified investment instruments in low risk categories (products or financial institutions rated A or better (Standard & Poor's ratings or equivalent)).

The following table shows the total assets, equity as well as equity ratio and net financial assets:

	Years ended December 31,	
T€	2008	2007
Total assets	182,900	207,878
Equity	149,859	170,553
Equity ratio (in %)	81.9	82.0
Net financial assets	43,736	26,330

04 To Our 07 Our Value 17 Management 49 Corporate Shareholders Drivers Report Governance

To manage short-term and medium-term liquidity, the Company makes use of long-term bank loans and asset financing, the latter primarily for equipment used to maintain and further develop its discovery platform. The minimum level of cash on deposit for this purpose is € 9,875 m. The sum of these debt instruments – including both long-term and current portions – at the end of 2008 was € 11,328 m (2007: € 11,661 m).

Evotec remains well financed with an equity ratio of 81.9% and currently has no plans or necessity to raise capital in the near to mid-term. However, the option to increase capital may always be considered if new opportunities arise in terms of M&A and in-licensing which requires additional financing.

No capital requirements are stipulated in Evotec’s statutes. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options on the basis of miscellaneous stock option plans. Please refer with regard to the authorized capital and the conditional capital to Note 20.

Credit risks

The Company has exposure to credit risks primarily with respect to its trade accounts receivables and its short-term and long-term investment which primarily invest in debt instruments. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an appropriate allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. The Company’s accounts receivables are generally unsecured and are not backed by collateral from its customers. At December 31, 2008, one customer accounted for 44% of trade accounts receivables. In the prior year, one customer accounted for more than 20% of all trade accounts receivables. Concentrations of credit risk with respect to trade accounts receivables are limited by a number of geographically diverse customers and the Company’s monitoring procedures.

The Company has further expanded its customer base. However, the two largest customers of Evotec combined represent more than 53% of the group revenues in continuing operations in 2008 and more than 35% in 2007 in continuing operations. A termination of these business relations could have adverse impacts on the Company’s financial results.

At December 31, 2008, the Company had a guarantee outstanding of T€ 190 related to securing certain payment obligations. At December 31, 2007 no guarantees were outstanding.

Market risks

The global economic downturn and the changing regulatory environment are the dominant factors influencing the Company’s macro environment. 2008 has been widely considered as one of the largest economic downturns in the global economy. While Evotec does not intend to raise capital via the equity market in the near term it is uncertain as to when the financing cycle might improve.

The regulatory environment has become more challenging over the past several years. At the FDA managers were given the discretion to miss or delay some approval dates if needed. Additionally, it appears that the FDA is concluding that the risk of approval is only justified if a drug meets an unmet need or if it provides a well-defined benefit over existing therapies. For biotech companies, including Evotec, this means that they need to demonstrate that there is clear reason for compounds to exist and that companies cannot leave comparative efficacy and reimbursement considerations to a future pharmaceutical partner.

The market environment is marked by pricing pressures, originating from funding restrictions of some biotechnology customers and from evolving and strengthening competition in individual drug discovery disciplines in low cost countries. Therefore, firm cost management, continuous enhancement of capabilities and technologies, careful market positioning and sales from high value results-based contracts are mandatory. In addition, Evotec continues to explore ways to capture some of the cost advantages in countries like India, as exemplified in the set-up of a Joint Venture with RSIL to improve the cost basis of the chemical library business.

The market environment and competitive landscape for licensing and licensed projects or individual drug candidates, as well as the regulatory and reimbursement environment, in general or for individual treatments, might change while engaging in individual projects. The timing and commercial values of or financial proceeds from partnering individual projects could therefore deviate significantly from earlier projections.

55 Consolidated Financial Statements	90 Supervisory Board Report	81

(26) Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	Dec 31, 2008		Dec 31, 2007	
T€	Carrying Amount	Fair value	Carrying Amount	Fair value
Cash and cash equivalents	55,064	55,064	37,991	37,991
Available-for-sale-financial assets				
– Investments	29,034	29,034	55,685	55,685
– Long-term investments	10	10	10	10
Total available-for-sale-financial assets	29,044	29,044	55,695	55,695
Loans and receivables				
– Trade accounts receivables	2,531	2,531	4,908	6,189
– Accounts receivables due from related parties	–	–	229	229
– Current tax receivables	1,373	1,373	4,030	4,030
– Other current financial assets	951	951	2,451	2,451
– Other non-current financial assets	10,472	10,472	419	419
Total loans and receivables	15,327	15,327	12,037	12,037
Secured and unsecured loans				
– Current maturities of long-term loans	(2,579)	(2,579)	(1,297)	(1,297)
– Long-term loans	(8,047)	(8,047)	(9,125)	(9,125)
Total secured and unsecured loans	(10,626)	(10,626)	(10,422)	(10,422)
Finance lease liabilities				
– Current portion of finance lease obligation	(356)	(356)	(539)	(539)
– Long-term finance lease obligations	(346)	(346)	(700)	(700)
Total finance lease liabilities	(702)	(702)	(1,239)	(1,239)
Trade and other payables				
– Trade accounts payable	(6,371)	(6,371)	(14,655)	(14,655)
– Accounts payable to related parties	(820)	(820)	(438)	(438)
– Current income tax payables	(1,719)	(1,719)	(344)	(344)
– Other current financial liabilities	(609)	(609)	(630)	(630)
Total trade and other payables	(9,519)	(9,519)	(16,067)	(16,067)
	78,588	78,588	77,995	77,995
Unrecognized gain		–		–

(27) Pension plan

The Company operates a defined contribution Group Personal Pension Plan (GPPP) and makes contributions to employees' own schemes. The pension charge for the year represents contributions payable by the Company to the fund (and to employees' own pension schemes) and amounted to T€ 645 (2007: T€ 803). Contributions amounting to T€ 67 (2007: T€ 92) were payable to the fund at the year end and are included in provisions. The Company's contribution rate is determined by the employees' contributions and their age. There were no changes in the basis for such contributions during the year. The statutory retirement insurances are defined as contribution plan under IAS 19, but are not included in the amounts stated above.

The Company operates a defined benefit pension plan for one former member of the Management Board of Evotec AG. The provision for this pension is calculated using the projected unit credit method in accordance with IAS 19. An actuarial report was prepared in 2008 for this purpose. The calculations are based on assumed pension increases of 2.0% and a discount rate of 5.7% in 2008 and 5.5% in 2007. The discount rate reflects market conditions. Actuarial gains and losses are recorded using the 10% corridor method. The provision amounted to T€ 104 and T€ 107 as of December 31, 2008 and 2007, respectively.

Total income for the period for the defined benefit plan amounted to T€ 3 (2007: expense of T€ 5) and consist of the following:

	Years ended December 31,	
T€	2008	2007
Pension liability beginning of the year	107	102
Interest cost	5	5
Amortization of actuarial losses	(8)	–
Pension payments	–	–
Pension liability year end	104	107

(28) Commitments and contingencies

(a) Operating lease obligations

The Company leases office and laboratory space and other equipment under operating leases in accordance with IAS 17. The longest of these obligations extends through 2023. Certain leases contain rent increases, rent holidays and renewal

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options. The total rents due under these leases are recognized on a straight-line basis over the lease term. The future minimum lease payments under non-cancellable operating leases are approximately as follows:

T€	
2009	4,019
2010	2,738
2011	2,704
2012	2,632
2013	2,632
Thereafter	12,000
Total	26,725

The majority of operating leases is related to rent expenses for facilities. The rent expense for such leases amounted to T€3,993 and T€2,991 for the years ended December 31, 2008 and 2007, respectively.

(b) Other commitments and contingencies

The Company has entered into consultancy contracts. During 2008 and 2007, expenses under consultancy contracts totaled T€243 and T€344, respectively. The future minimum payments associated with long-term consultant and other miscellaneous long-term commitments total approximately T€180 and T€460 at December 31, 2008 and 2007, respectively.

As discussed in Note 4, the Company has certain commitments resulting from the amendments to its agreements with its technology funding partners.

The Company has given a guarantee for all the terms and conditions of a specific customer contract which was waived during 2007. No current liabilities from this guarantee exist as of December 31, 2007.

The Company has, in the sale and purchase agreement for all the shares in Evotec Technologies GmbH, provided certain guarantees customary for such agreements.

The Company has licensed or acquired certain third party intellectual property for use in its business. Under these agreements, the Company is required to pay milestones, dependent on development progress and/or royalties and milestones dependent on present and future net income or on sublicensing fees received from third parties.

The Company is not aware of any material litigation as of December 31, 2008.

(29) Related party transactions

According to IAS 24 the Company discloses related party transactions where Supervisory Board members and Management Team members of the Company have significant influence on companies Evotec works with in the ordinary course of business (the figures reflect the total group):

Peer Schatz is Chief Executive Officer of Qiagen N.V. From affiliates controlled by Qiagen N.V. the Company bought products in the amount of T€40 and T€64 in 2008 and 2007, respectively. The amount of payables to those affiliates on December 31, 2008 and 2007 including VAT amounts to T€1 and T€3, respectively.

Dr Peter Fellner is Executive Chairman of Vernalis plc, Winnersh, UK, with whom the Company entered into a service agreement in the ordinary course of business. Related revenues in 2008 amounted to T€0 and T€921 in 2007, respectively, and the accounts receivables amounted to T€0 and T€180 as of December 31, 2008 and 2007, respectively.

The spouse of Mary Tanner was Vice Chairman of Lehman Brothers, Inc (Lehman). Lehman was representing and advising the Company with respect to the acquisition of Renovis, Inc. (since 2007). The relating capitalized expenses amounted to T€2,316 and T€472 in 2008 and 2007. The amount of the related payables was T€819 and T€435 as of December 31, 2008 and 2007.

The Company entered into a consultancy agreement with Dr Flemming Ørnskov outside the scope of his Supervisory Board activities with the approval of the full Supervisory Board. The relating expenses amounted to T€13 in 2008 with relating payables in the same amount as of December 31, 2008.

Dr John Kemp, who currently is a member of the Management Team of the Company had a loan granted in 2003, with an interest rate of 4.95%, which has an outstanding balance as of December 31, 2008 of T€0 (T€101 in 2007). The loan was repaid without relating interests on January 8, 2008.

The Evotec AG has recorded revenues with related parties in the amount of T€0 and T€0 in 2008 and 2007, respectively. Subsidiaries of Evotec AG recorded revenues with related parties in the amount of T€0 and T€921 in 2008 and 2007, respectively.

Administrative services provided by the Company to Management Board or Supervisory Board members for their private purposes, if any are reimbursed to the Company at cost.

Accounts receivable due from related parties

	Years ended December 31,	
T€	2008	2007
Vernalis plc	–	180
Total	–	180

Accounts payable to related parties

	Years ended December 31,	
T€	2008	2007
Qiagen N.V.	1	3
Lehmann Brothers, Inc.	819	435
Total	820	438

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(30) Other disclosures

The following additional disclosures are required by German law in accordance with the European Directives on Accounting and the Corporate Governance Codex. Those disclosures include the continuing and the discontinued operations.

(a) Number of employees
The average number of persons employed by the Company in 2008 was 410 (2007: 543).

(b) Personnel expenses and cost of material
The personnel expenses of the Company amounted to T€28,861 of which T€ 17,440 relate to personnel expenses in the UK and US (2007: T€37,076 and T€ 25,637, respectively). Thereof expenses for the statutory retirement insurance amounted to T€1,959 of which T€ 1,328 relate to expenses in the UK and US (2007: T€ 2,739 and T€ 2,172, respectively). Cost of materials amounted to T€33,161, thereof T€3,096 are cost of materials in the UK and US (2007: T€45,166 and T€7,575, respectively).

(c) Remuneration of the auditor
In 2008, remunerations, shown as expenses, to KPMG AG Wirtschaftsprüfungsgesellschaft and other KPMG companies totalled T€ 716 (2007: T€ 835) broken down into auditing of financial statements (T€ 553; 2007: T€ 664), tax consultancy (T€ 69; 2007: T€ 127), other attestation services (T€ 88; 2007: T€ 29) as well as other services (T€ 6; 2007: T€ 15).

(d) Corporate governance codex
A declaration according to § 161 AktG was made by the Management Board and the Supervisory Board of the Company. This declaration regarding the Company's compliance with the Corporate Governance Codex is accessible to the shareholders on Evotec's website.

(e) Consolidated subsidiaries and equity investees
Information below is as per the statutory financial statements as of December 31, 2008 prepared in accordance with IFRS or the respective local generally accepted accounting principles.

	2008 Company's voting interest %	2008 Net income/ (loss) T€	2008 Equity T€
Subsidiaries			
– Evotec (UK) Ltd., Abingdon, UK	100.0	(17,878)	16,739
– ENS Holdings, Inc., Wilmington, Delaware, US (unaudited)	100.0	(304)	25,632
– EVOTEC NeuroSciences GmbH, Hamburg (unaudited)	100.0	(37,510)	(93,418)
– Evotec Neurosciences AG, Zurich, CH (unaudited)	100.0	36	259
– Renovis, Inc., South San Francisco, California, US (unaudited)	100.0	(7,739)	38,113
– Neuo3d SA, Mulhouse, F (unaudited)	100.0	769	2,066
– Evotec Inc., Wilmington, Delaware, US (unaudited)	100.0	15	180
– Oxford Diversity Ltd., Abingdon, UK (unaudited)	100.0	–	2
– Oxford Asymmetry Employee Shares Trust Ltd., Abingdon, UK (unaudited)	100.0	–	3
– ProPharma Ltd, Glasgow, UK, (shell company)	100.0	–	–
Investment in associated Companies			
– Evotec-RSIL Ltd., Maharashtra (Thane), India (unaudited)	49.00	(522)	682
Other Investments			
– European ScreeingPort GmbH, Hamburg (2007)	19.90	(39)	(14)

The Group investments in subsidiaries, associated companies and other investments are not hedged as those currency positions are considered to be long-term in nature.

(f) Management Board
Jorn Aldag, Business Executive, Hamburg (President and CEO) (until December 31, 2008), Dr Klaus Maleck, Biotechnologist, Hamburg (CFO) and Dr Mario Polywka, Chemist, Oxfordshire, UK (COO).

The position of President and CEO is currently vacant. The remuneration paid to the members of the Management Board in the financial year totalled T€ 1,264 (2007: T€ 1,041) of which T€ 357 (2007: T€ 380) was variable remuneration. Fixed remuneration includes base salaries, contributions to personal pension plans, premiums for accident and accidental death insurances as well as the benefit derived from the use of company cars. The variable remuneration of the Management Board is based on a bonus scheme designed by the Remuneration Committee of the Supervisory Board and approved by the Supervisory Board. For the business year 2008, the variable pay

84 04 To Our Shareholders 07 Our Value Drivers 17 Management Report 49 Corporate Governance

in 2009 is based on the achievement of five defined milestones (strategic objectives) and personal objectives. The achievement of personal objectives applies only to the CFO and COO.

	Achievement of defined milestones %	Achievement of budget financial targets %	Personal objectives %
Jorn Aldag	75	25	–
Dr Klaus Maleck	67.5	22.5	10
Dr Mario Polywka	67.5	22.5	10

The scheme for the variable portion of the remuneration in 2008 relating to the business year 2007 was based on the following criteria:

	Achievement of defined milestones %	Achievement of budget financial targets %	Stock price %	Personal objectives %
Jorn Aldag	40	30	30	–
Dr Klaus Maleck	40	40	–	20
Dr Mario Polywka	40	40	–	20

Under the Company's stock option plans, 600,000 options were granted to the members of the Management Board in 2008 (2007: 280,000). The options granted in 2008 and 2007 are subject to the stipulation of the Option Plans 2007 and 2005, respectively, and may be exercised after three years if the success targets of these plans are met. The fair values of the options are described in Note 19 and are recognised over their respective vesting periods.

	2008 Fixed remuneration T€	2008 Variable remuneration T€	2008 Stock options in pcs.	2008 Fair values Stock options T€
Jorn Aldag	376	217	400,000	188
Dr Klaus Maleck	215	48	100,000	47
Dr Mario Polywka	311	97	100,000	47
Total	902	362	600,000	282

	2007 Fixed remuneration T€	2007 Variable remuneration T€	2007 Stock options in pcs.	2007 Fair values Stock options T€
Jorn Aldag	365	252	200,000	284
Dr Klaus Maleck	40	–	20,000	18
Dr Mario Polywka	49	–	60,000	55
Dr Dirk Ehlers	207	128	–	–
Total	661	380	280,000	357

The individual service agreements of the Management Board contain a change-of-control clause, which gives Management the right of extraordinary termination in the event an investor acquires more than 30% of the shares in the Company and in consequence thereof Management's tasks and scope of responsibility are substantially altered. Then the Management is entitled to a settlement payment amounting to one year's salary calculated on the basis of the remuneration including bonus made over the last 12 months. The Company has a Directors and Officers (D&O) insurance policy in place for the Management Board, the Supervisory Board, the executive management and the managers of subsidiary companies. The insurance expense amounted to T€ 179 in total in 2008 (2007: T€ 60), and was paid by the Company.

Jorn Aldag, President and Chief Executive Officer left the Company at December 31, 2008. According to his exit agreement the Company expensed an amount of T€ 2,022 as of December 31, 2008 for payments in 2009 and 2010. Jorn Aldag will retain 947,600 stock options including 690,000 of unvested options granted to him in the past. All of them are subject to the further terms and conditions set by the rules of the applicable option plan.

Dr Dirk Ehlers, Chief Financial Officer left the Company at the end of August 2007. He has not received any extraordinary

55 Consolidated Financial Statements 90 Supervisory Board Report 85

compensation upon his departure. However, Dr Dirk Ehlers has retained 140,000 of unvested options granted to him in the past. He has been entitled to exercise these options not later than twelve months after fulfilment of the respective vesting conditions.

Jörn Aldag is chairman of the supervisory board of the European ScreeningPort GmbH, Hamburg. He was also non-executive member of the board of directors of Evotec-RSIL Ltd., Maharashtra, IN until December 2008 and is president of the board of directors of Molecular Partners AG, Zurich, CH. Aldag was a member of the Monopolkommission der Bundesrepublik Deutschland until June 2008. Dr Mario Polywka is non-executive chairman of the board of directors of Glycoform Ltd, Oxfordshire, UK and of Pharminox Ltd., Oxfordshire, UK. He is also non-executive member of the board of directors of Evotec-RSIL Ltd., Maharashtra, IN.

(g) Supervisory Board

Dr Flemming Ørnskov, Global President Pharmaceuticals Bausch & Lomb, Inc., Zurich, CH (Chairman) (from August 28, 2008); Dr Hubert Birner, General Partner Techno Venture Management GmbH, Landsham-Pliening (Vice Chairman) (from August 28, 2008 (formerly Supervisory Board member)); Dr Peter Fellner, Executive Chairman Vernalis plc., Winnersh, UK; Dr Corey Goodman, President Biotherapeutics and Bioinnovation Center Pfizer, Inc., Oakland, CA, US (from August 28, 2008); Mary Tanner, Financial Advisor, New York, US; John Walker, Chairman and Chief Executive Officer Novacea, Inc., Atherton, CA, US (from August 28, 2008); Prof. Dr Heinz Riesenhuber, former Federal Minister of Research and Technology, Frankfurt am Main (Chairman until August 28, 2008); Peer Schatz, Chief Executive Officer Qiagen N.V., Duesseldorf (Vice Chairman until August 28, 2008) and Dr William J Jenkins, Pharmaceuticals Consultant, Basel, CH (until August 28, 2008).

The remuneration accrued for the members of the Supervisory Board in the financial year 2008 amounted to:

T€	2008 Cash remuneration	2008 Value of share based remuneration	2008 Total
Dr Flemming Ørnskov	12,8	5,1	17,9
Dr Hubert Birner	23,8	8,8	32,6
Dr Peter Fellner	18,7	7,5	26,2
Dr Corey Goodman	6,4	2,6	9,0
Mary Tanner	18,7	7,5	26,2
John Walker	7,7	2,6	10,3
Prof Dr Riesenhuber	24,7	9,9	34,6
Peer Schatz	19,8	7,4	27,2
Dr William J Jenkins	9,9	4,9	14,8
Total	142,5	56,3	198,8

The remuneration accrued for the members of the Supervisory Board in the financial year 2007 amounted to:

T€	2007 Cash remuneration	2007 Value of share based remuneration	2007 Total
Prof Dr Riesenhuber	37,5	15,0	52,5
Peer Schatz	30,0	11,2	41,2
Dr Hubert Birner	22,5	7,5	30,0
Dr Peter Fellner	18,8	7,5	26,3
Dr William J Jenkins	15,0	7,5	22,5
Mary Tanner	18,8	7,5	26,3
Total	142,6	56,2	198,8

The remuneration for the chairman of the Supervisory Board is twice, for the vice chairman is one and a half the amount of the remuneration for the Supervisory Board members. The additional remuneration for a member of a Supervisory Board Committee amounts to T€ 3.8, for the chairman of those Committees to T€ 7.5. The total remuneration accrued for the Supervisory Board members in 2008 totalled T€ 198.8 (2007: T€ 198.8). The Company has a Directors and Officers (D&O) insurance policy in place for the Management Board, the Supervisory Board, the executive management and the managers of subsidiary companies. The insurance expense amounted to T€ 179 in total in 2008 (2007: T€ 60), and was paid by the Company.

The Supervisory Board and their additional memberships in supervisory boards and memberships in comparable governing bodies of enterprises according to § 125 par. 1 third sentence of the AktG are listed at the end of this report.

(h) Scientific Advisory Committee

Dr William J Jenkins, MD, Basel, CH (Chairman);
Dr Corey Goodman, Oakland, CA, US (from January 1st, 2008);
Prof Jon Levine, San Francisco, CA, US (from January 1st, 2008);
Dr Peter Machin, London, UK (from January 1st, 2008);
Prof Dr Hanns Möhler, Zurich, CH;
Ian Ragan, Ph. D., London, UK;
Dr Karsten Henco, Duesseldorf, DE (until January 1st, 2008);
Prof Dr Christoph Hock, Zurich, CH (until March 15th, 2008).

The remuneration paid in 2008 to the Scientific Advisory Board amounts to T€ 39 (2007: T€ 27).

(31) Subsequent events

No subsequent events with material impact on the consolidated financial statements of the Company occurred after December 31, 2008.

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Supervisory Board and Management Board

Supervisory Board

Dr Flemming Ørnskov Zurich|CH Global President, Pharmaceuticals Bausch & Lomb, Inc.	Chairman of the Supervisory Board (from August 28, 2008)	Non-Executive Chairman of the Board of Directors: Aston Pharma A/S, Copenhagen|DK Santaris Pharma A/S, Copenhagen|DK Non-Executive Member of the Board of Directors: PCI Biotech Holding ASA, Oslo|NO Shandong Bausch & Lomb Freda Pharmaceutical Company Limited, Jinan|CN
Dr Hubert Birner Landsham|Pliening|DE General Partner Techno Venture Management GmbH	Vice Chairman of the Supervisory Board (from August 28, 2008, formerly Member)	Chairman of the Supervisory Board: Direvo Biotech AG, Cologne|DE (until September 2008) Member of the Supervisory Board: Jerini AG, Berlin|DE (until August 2008) Non-Executive Chairman of the Board of Directors: Argos Therapeutics Inc., Durham, NC|US Non-Executive Member of the Board of Directors: BioXell SA, Milan|IT Nitec Pharma AG, Reinach|CH (from November 2008) Proteon Therapeutics, Inc., Waltham, MA|US Spepharm Holding BV, Amsterdam|NL TransMolecular, Inc., Cambridge, MA|US (from August 2008)
Dr Peter Fellner Oxfordshire|UK Executive Chairman Vernalis plc	Member of the Supervisory Board	Non-Executive Chairman of the Board of Directors: Acambis plc, Cambridge|UK (until September 2008) Astex Therapeutics Ltd., Cambridge|UK Premier Research Group plc, Bracknell|UK (until June 2008) Non-Executive Member of the Board of Directors: Consort Medical plc, Milton Keynes|UK Isis Innovation Ltd., Oxford|UK (until March 2008) QinetiQ Group plc, London|UK UCB SA, Brussels|BE
Dr Corey Goodman Oakland, CA|US President, Biotherapeutics and Bioinnovation Center Pfizer, Inc.	Member of the Supervisory Board (from August 28, 2008)	Non-Executive Member of the Board of Directors: Limerick BioPharma, Inc., South San Francisco, CA|US
Mary Tanner New York, NY|US Financial Advisor	Member of the Supervisory Board	Non-Executive Member of the Board of Directors: Synvista Therapeutics, Inc., Montvale, NJ|US
John Walker Atherton, CA|US Chairman & Chief Executive Officer Novacea, Inc.[1]	Member of the Supervisory Board (from August 28, 2008)	Non-Executive Member of the Board of Directors: Aerovance, Inc., Berkeley, CA|US Affymax, Inc., Palo Alto, CA|US Ceregene, Inc., San Diego, CA|US Geron Corporation, Menlo Park, CA|US
Prof Dr Heinz Riesenhuber Frankfurt am Main|DE Former Federal Minister of Research and Technology	Honorary Chairman of the Supervisory Board (from August 28, 2008, formerly Chairman)	Chairman of the Supervisory Board: Kabel Deutschland GmbH, Unterföhring|DE Member of the Supervisory Board: Frankfurter Allgemeine Zeitung GmbH, Frankfurt am Main|DE Henkel KGaA, Düsseldorf|DE (until April 2008) Member of the Verwaltungsrat: HBM BioVentures AG, Baar|CH

[1] Until February 2009; Chief Executive Officer, iZumi Bio, Inc. (from February 2009)

55 Consolidated Financial Statements
90 Supervisory Board Report
87

Peer Schatz Düsseldorf | DE Chief Executive Officer Qiagen N.V.	Vice Chairman of the Supervisory Board (until August 28, 2008)	Non-Executive Chairman of the Board of Directors: Digene France SAS, Paris | FRA Egene, Inc., Fitch | US GenoVision Inc, West Chester | US Qiagen AS, Oslo | NO Qiagen Canada Inc, Montreal | CAN Qiagen Gaithersburg, Inc., Gaithersburg | US Qiagen Hong Kong Ltd. Pte. | HK Qiagen Inc, Valencia | US Qiagen Ltd, Crawly West Sussex | UK Qiagen North American Holdings, Inc, Valencia | US Qiagen Pty Ltd, Clifton Hill, Victoria | AU Qiagen S.A., Courtaboeuf Cedex | FRA Qiagen S.p.A., Milan | IT Qiagen Sciences, Inc, Germantown | US Qiagen Synthetic DNA, Inc, Alameda | US Xeragon, Inc, Germantown | US Non-Executive Member of the Board of Directors: Corbett Diagnostics Pty Ltd, Brisbane | AU (from July 2008) Corbett Life Sciences Pty Ltd, Sydney | AU (from July 2008) Corbett Research Ltd. (UK), London | UK (from July 2008) Corbett Research Pty Ltd, Sydney | AU (from July 2008) Corbett Robotics, Inc. (US), San Francisco | US (from July 2008) Corbett Robotics Pty Ltd., Sydney | AU (from July 2008) Digene Italy, s.r.l., Milan | IT Digene UK (Holding) Ltd., London | UK Digene UK Ltd., London | UK 5 Prime Inc, Boulder | US (until January 2008) Genaco Biomedical Products, Inc., Huntsville | US Gentra Systems, Inc., Minneapolis | US PG Biotech Ltd, Shenzhen | CN Qiagen Australia Holdings Pty Ltd, Clifton Hill | AU (from June 2008) Qiagen Brasil Biotecnologia Ltda., Sao Paulo | BR (from May 2008) Qiagen Iberia S.L., Madrid | ES Qiagen Inc, Mississauga | CAN Qiagen K.K., Tokyo | JPN Qiagen Malaysia Sdn Bhd, Kuala Lumpur | MYS Qiagen Mexico, S. de R.L. de C.V., Mexico City | MX (from May 2008) Qiagen Servicios Mexico S. de R.L. de C.V., Mexico City | MX (from May 2008) Qiagen Singapore Pte. Ltd (formerly: Research Biolabs Technologies Pte. Ltd) | SGP Research Biolabs Pte. Ltd | SGP
Dr William J Jenkins Basel | CH Pharmaceutical Consultant	Member of the Supervisory Board (until August 28, 2008)	Non-Executive Member of the Board of Directors: Acambis plc, Cambridge | UK (until September 2008) BTG plc, London | UK Eurand Pharmaceutical Holdings, N.V., Amsterdam | NL Monogram Biosciences, Inc., San Francisco, CA | US

Management Board

Jörn Aldag Hamburg | DE Business Executive	President & Chief Executive Officer (until December 31, 2008)	Chairman of the Supervisory Board: European ScreeningPort GmbH, Hamburg | DE (from May 2008) Non-Executive Member of the Board of Directors: Evotec-RSIL Ltd., Maharashtra | IN (until December 2008) Chairman of the Verwaltungsrat: Molecular Partners AG, Zurich-Schlieren | CH Member of the Monopolkommission der Bundesrepublik Deutschland (until June 2008)
Dr Klaus Maleck Hamburg | DE Biotechnologist	Chief Financial Officer	
Dr Mario Polywka Oxfordshire | UK Chemist	Chief Operating Officer	Non-Executive Chairman of the Board of Directors: Glycoform Ltd, Oxfordshire | UK Pharminox Ltd, Oxfordshire | UK Non-Executive Member of the Board of Directors: Evotec-RSIL Ltd., Maharashtra | IN

88 04 To Our 07 Our Value 17 Management 49 Corporate

Shareholders Drivers Report Governance

Auditor’s Report

We have rendered the audit opinion in German, which was translated as follows:

“Auditor’s Report

We have audited the consolidated financial statements prepared by the Evotec AG, Hamburg, comprising the balance sheet, the statements of operations, statements of changes in stock- holder’s equity, cash flow statement and the notes to the consolidated financial statements, together with the Group management report for the business year from January 1 to December 31, 2008. The preparation of the consolidated financial statements and the Group management report in accordance with IFRSs, as adopted by EU, and the additional requirements of German commercial law pursuant to section 315a par. 1 HGB (Handelsgesetzbuch, ‘German Commercial Code’) are the responsibility of the parent company’s manage- ment. Our responsibility is to express an opinion on the consol- idated financial statements and on the Group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with section 317 HGB and German generally ac- cepted standards for the audit of financial statements promul- gated by the Institut der Wirtschaftsprüfer (‘Institute of Public Auditors in Germany’, IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial state- ments in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activ- ities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consol- idated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consol- idated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to section 315a par. 1 HGB and give a true and fair view of the net assets, financial position and results of opera- tions of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.”

Hamburg, March 3, 2009

KPMG AG

Wirtschaftsprüfungsgesellschaft

Kniese Boßow

German Public Auditor German Public Auditor

(Wirtschaftsprüfer) (Wirtschaftsprüfer)

55 Consolidated Financial 90 Supervisory Board 89 Statements Report

Responsibility Statement

To the best of our knowledge, and in accordance with the ap- plicable reporting principles, the Consolidated Financial State- ments give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group Manage- ment Report includes a fair review of the development and per- formance of the business and the position of the Group, toge- ther with a description of the principal opportunities and risks associated with the expected development of the Group.

Hamburg, March 3, 2009

Dr Mario Polywka

Chief Operating Officer

Dr Klaus Maleck

Chief Financial Officer

90 04 To Our 07 Our Value 17 Management 49 Corporate Shareholders Drivers Report Governance

Supervisory Board Report

Dr Flemming Ørnskov

Chairman of the Supervisory Board

The primary task of the Supervisory Board is to regularly su- pervise and provide advice to the Management Board on the management of the enterprise.

In the course of 2008, the Supervisory Board convened for five formal meetings and held seven telephone conferences to dis- cuss the operational and strategic developments of Evotec AG. The Audit Committee met separately for one formal meeting and three telephone conferences and the Remuneration Com- mittee convened three times.

The Management Board also provided continuous updates to the Supervisory Board through regular verbal and written reports that included in depth analysis of the status of operations. The information provided included written monthly management reports with in depth coverage of the Company’s financial figures for the previous month, accompanied by detailed comments and explanatory text. In addition, the Chairman of the Super- visory Board and the Chief Executive Officer discussed current and ongoing topics via numerous conference calls, carried out whenever appropriate.

Further to business updates, the status of the Company‘s pro- prietary programs and standard agenda items, the Supervisory Board discussed at its meetings the following subjects in detail:

> In March, the Super- visory Board discussed the prioritization of the Company’s portfolio and the closing of the Renovis ac- quisition. The Supervisory Board discussed the 2007 annual financial statements in presence of the auditors.

> In July, the Supervisory Board held in-depth discussions on various corporate development strategies.

> In August, the Board continued to discuss corporate devel- opment strategies and focused on partnering options for Evotec’s drug candidates. The constitutional meeting for the new Supervisory Board was also held, following the elections by the Annual General Meeting.

> In December, the Board focused on budget planning for the year 2009 and related site considerations.

The financial statements and the management report for Evotec AG for the year 2008, as well as the consolidated financial state- ments together with the consolidated management report of the Evotec Group, were audited by KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hamburg. The auditors issued an unqualified audit opinion.

55 Consolidated Financial 90 Supervisory Board 91 Statements Report

The auditors presented the organization of the 2008 audit, audit findings, and other topics to the Audit Committee. The Audit Committee used this information as a guideline for its own evaluation of the statements and reports. The auditors participated in the March meeting of the full Supervisory Board and presented a comprehensive report on the audit and their observations. The Supervisory Board examined both the finan- cial statements and the consolidated financial statements pre- pared by the Management Board based on its own judgement, taking into account the Audit Committee‘s input as well as information on key topics provided by the auditors. Following this, the Supervisory Board approved the financial statements and the consolidated financial statements.

With one exception, the Supervisory Board was not aware of any potential conflict of interests among any of its members during the year 2008. In the case of the exception, a Remune- ration Committee member disclosed a potential conflict to the Remuneration Committee; as the matter in question was not brought to a decision, he was allowed to participate in the brief discussion.

With effect of the day of the Company‘s Annual General Meeting on August 28, 2008, Prof Dr Heinz Riesenhuber, Peer Schatz, and Dr William Jenkins stepped down from their positions on the Supervisory Board. Prof Dr Heinz Riesenhuber had served as a member of Evotec‘s Supervisory Board since 1994 and as its Chairman since 1997. Over this extended period, he pro- vided reliable and invaluable support in the dynamic devel- opment of Evotec. We are happy that he accepted his election to Honorary Chairman of the Supervisory Board and will thus accompany Evotec further on. Peer Schatz and Dr William Jenkins both made significant contributions to Evotec‘s devel- opment as well; we thank them both for their support for the Company. Dr William Jenkins will continue to work with Evotec in his role as Chairman of our Scientific Advisory Board.

In the Annual General Meeting, Dr Flemming Ørnskov, Dr Corey Goodman, and John Walker were elected in their place. In its first meeting following the Annual General Meeting, the Super- visory Board elected Dr Flemming Ørnskov as its Chairman and Dr Hubert Birner as Vice Chairman.

Effective December 31, 2008 Jörn Aldag resigned from his po- sition as President & Chief Executive Officer of Evotec. Dr Mario Polywka, Chief Operating Officer, and Dr Klaus Maleck, Chief Financial Officer, jointly led the Company until Dr Werner Lanthaler was appointed Chief Executive Officer on March 6, 2009.

The Supervisory Board thanks the Management Board and the Company‘s employees for their hard work during the year and wishes them ongoing success for 2009.

Hamburg, March 11, 2009

The Supervisory Board

Dr Flemming Ørnskov

Financial Calendar and Imprint

Financial Calendar

March 27, 2009 Annual Report 2008

May 12, 2009 First Quarter Report 2009

June 04, 2009 Annual General Meeting

August 07, 2009 Half Year Report 2009

November 12, 2009 Third Quarter Report 2009

Imprint

Editor Evotec AG

Evotec Worldwide Evotec AG Evotec Neurosciences GmbH

www.evotec.com Schnackenburgallee 114 Schnackenburgallee 114

info@evotec.com 22525 Hamburg 22525 Hamburg

Germany Germany

+49.(0)40.5 6081-0 +49.(0)40.5 6081-0

+49.(0)40.5 6081-222 Fax +49.(0)40.5 6081-222 Fax

Evotec(UK) Ltd

114 Milton Park, Abingdon

Oxfordshire OX14 4SA

United Kingdom

+44.(0)1235.861561

+44.(0)1235.863139 Fax

Renovis, Inc. Evotec, Inc.

Two Corporate Drive Suite 5

South San Francisco, CA 94080 Turley Court

US North Potomac, MD 20878

+1.650.266 1400 US

+1.650.266 1460 Fax +1.240.683 1199

+1.240.683 8098 Fax

Contact Dr Klaus Maleck Anne Hennecke Shari Annes

Chief Financial Officer Senior Vice President, Investor Relations Investor Relations US

+49.(0)40.5 6081-257 & Corporate Communications +1.650.888 0902

+49.(0)40.5 6081-333 Fax +49.(0)40.5 6081-286 +1.415.440 4478 Fax

klaus.maleck@evotec.com +49.(0)40.5 6081-333 Fax shari.annes@evotec.com

anne.hennecke@evotec.com

Concept and graphic design: KMS TEAM, Munich (DE)

Photography: © Erickson, Plainpicture p 02; © Equinox Graphics, Science Photo Library p 3 | 15; © Werner Bartsch p 04; © Image Source, Getty p 10;

© Hiroshi Watanabe, Getty p 11; © Mike Watson, Matton Images p 12; © MM Productions, Corbis p 13; © Simon Watson, Getty p 13; Lithography: Back•End., Munich (DE); Print: Kastner&Callwey Medien GmbH, Forstinning (DE)

The Evotec Annual Report containing the consolidated financial statements according to German Commercial Code (Handelsgesetzbuch) is available in English and German. In addition, Form 20-F, when filed with the SEC, will be available in English.

Forward-Looking Statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; risks of new, changing and competitive technologies and regulations in the U.S. and internationally; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on our international operations. The list of risks above is not exhaustive. Our Annual Report on Form 20-F most recently filed with the Securities and Exchange Commission, and other filings and items furnished with the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Key Figures (IFRS)

Evotec AG

		2006 restated	2007	2008	Δ 08/07 in %
Results[1]:					
Revenues	T€	40,575	32,885	39,613	20
R&D expenses	T€	30,307	36,938	42,537	15
Operating result	T€	(34,516)	(58,115)	(73,210)	(26)
Operating result[2]	T€	(33,923)	(49,569)	(45,627)	8
Net income (loss)	T€	(29,000)	(48,053)	(78,287)	(63)
Net income (loss)[2]	T€	(28,407)	(39,507)	(50,704)	(28)
Balance sheet data:					
Subscribed capital[3]	T€		73,868	108,839	47
Number of shares[3]	T		73,868	108,839	47
Stockholders' equity	T€		170,553	149,859	(12)
Equity ratio	%		82	82	–
Investing activities[4]	T€		4,191	22,449	436
– Intangible assets	T€		337	15,933	4,628
– Tangible fixed assets	T€		3,183	6,516	105
– Financial assets	T€		680	0	(100)
Cash and investments	T€		93,676	92,401[5]	(1)
Balance sheet total	T€		207,878	182,900	(12)
Cash flow	T€	22,425[6]	(11,374)[6]	15,462	236
Personnel data[1]:					
Employees as of Dec. 31		358	386	418	8
Personnel expenditure	T€	23,744	27,244	28,861	6
Per share[1]:					
Result	€	(0.44)	(0.67)	(0.82)	(22)
Dividends	€	0	0	0	
ISIN				DE0005664809	
Security identification No.				566480	

[1] 2006 and 2007 excluding contributions from Evotec Technologies and from the Chemical Development Business.
[2] Before impairment.
[3] Refers to 1 €.
[4] Including additions from acquisitions of ENS and Neuro3d.
[5] Including auction rate securities.
[6] Including contributions from Evotec Technologies and from the Chemical Development Business.

www.evotec.com